Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group (the Bank) for the year ended October 31, 2010, compared with the corresponding periods in the prior years. This MD&A should be read in conjunction with our Consolidated Financial Statements and related Notes for the year ended October 31, 2010. This MD&A is dated December 1, 2010. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s annual Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Note that certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

	FINANCIAL RESULTS OVERVIEW		GROUP FINANCIAL CONDITION
6	Net Income	36	Balance Sheet Review
7	Revenue	37	Credit Portfolio Quality
10	Expenses	47	Capital Position
12	Taxes	51	Off-Balance Sheet Arrangements
13	Quarterly Financial Information	54	Related-Party Transactions
		54	Financial Instruments
	BUSINESS SEGMENT ANALYSIS
15	Business Focus		RISK FACTORS AND MANAGEMENT
18	Canadian Personal and Commercial Banking	55	Risk Factors that May Affect Future Results
21	Wealth Management	57	Managing Risk
25	U.S. Personal and Commercial Banking
28	Wholesale Banking		ACCOUNTING STANDARDS AND POLICIES
31	Corporate	76	Critical Accounting Estimates
		80	Future Accounting and Reporting Changes
		87	Controls and Procedures
	2009 FINANCIAL RESULTS OVERVIEW
32	Summary of 2009 Performance
34	2009 Financial Performance by Business Line

Additional information relating to the Bank, including the Bank’s Annual Information Form, is available on the Bank’s website at http://www.td.com, on SEDAR at http://www.sedar.com, and on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov (EDGAR filers section).

Caution Regarding Forward-Looking Statements
From time to time, the Bank makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Bank’s 2010 Management’s Discussion and Analysis (“MD&A”) under the headings “Econcomic Summary and Outlook” and, for each business segment, “Business Outlook and Focus for 2011” and in other statements regarding the Bank’s objectives and priorities for 2011 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”.
By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic and regulatory environments, such risks and uncertainties - many of which are beyond the Bank’s control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational, reputational, insurance, strategic, regulatory, legal, environmental, and other risks, all of which are discussed in the 2010 MD&A. Additional risk factors include the impact of recent U.S. legislative developments, as discussed under “Significant Events in 2010” in the “How we Performed” section of the 2010 MD&A; changes to and new interpretations of capital and liquidity guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; and the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2010 MD&A. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and we caution readers not to place undue reliance on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2010 MD&A under the headings “Economic Summary and Outlook” and, for each business segment, “Business Outlook and Focus for 2011”, as updated in subsequently filed quarterly Reports to Shareholders.
   Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	1

FINANCIAL RESULTS OVERVIEW

Corporate Overview
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD or the Bank). TD is the sixth largest bank in North America by branches and serves approximately 19 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America’s Most Convenient Bank; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 6 million online customers. TD had $620 billion in assets on October 31, 2010. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

How the Bank Reports
The Bank prepares its Consolidated Financial Statements in accordance with GAAP and refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note,” net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results, items of note, and related terms used in this document are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers.
Effective April 30, 2009, the reporting periods of TD Bank, N.A., which operates as TD Bank, America’s Most Convenient Bank, were aligned with the reporting period of the Bank to eliminate the one month lag in financial reporting. Prior to April 30, 2009, the reporting period of TD Bank, N.A. was included in the Bank’s financial statements on a one month lag. In accordance with the CICA Handbook Section 1506, Accounting Changes, this alignment is considered a change in accounting policy. The Bank has assessed that the impact to prior periods is not material and therefore, an adjustment was made to opening retained earnings of the second quarter of 2009, to align the reporting period of TD Bank, N.A. to that of the Bank’s reporting period.

The following table provides the operating results - reported for the Bank.

TABLE 1 OPERATING RESULTS - REPORTED
(millions of Canadian dollars)	2010	2009	2008
Net interest income	$11,543	$11,326	$8,532
Non-interest income	8,022	6,534	6,137
Total revenue	19,565	17,860	14,669
Provision for credit losses	1,625	2,480	1,063
Non-interest expenses	12,163	12,211	9,502
Income before income taxes, non-controlling interests in subsidiaries, and equity in
net income of associated company	5,777	3,169	4,104
Provision for income taxes	1,262	241	537
Non-controlling interests in subsidiaries, net of income taxes	106	111	43
Equity in net income of an associated company, net of income taxes	235	303	309
Net income - reported	4,644	3,120	3,833
Preferred dividends	194	167	59
Net income available to common shareholders - reported	$4,450	$2,953	$3,774

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	2

TABLE 2 RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income
Operating results - adjusted
(millions of Canadian dollars)	2010	2009	2008
Net interest income	$11,543	$11,326	$8,532
Non-interest income1	8,020	7,294	5,840
Total revenue	19,563	18,620	14,372
Provision for credit losses2	1,685	2,225	1,046
Non-interest expenses3	11,464	11,016	9,291
Income before provision for income taxes, non-controlling interests in subsidiaries,
and equity in net income of associated company	6,414	5,379	4,035
Provision for income taxes4	1,387	923	554
Non-controlling interests in subsidiaries, net of income taxes	106	111	43
Equity in net income of an associated company, net of income taxes5	307	371	375
Net income - adjusted	5,228	4,716	3,813
Preferred dividends	194	167	59
Net income available to common shareholders - adjusted	5,034	4,549	3,754
Adjustments for items of note, net of income taxes
Amortization of intangibles6	(467)	(492)	(404)
Reversal of Enron litigation reserve7	-	-	323
Increase (decrease) in fair value of derivatives hedging the reclassified
available-for-sale debt securities portfolio8	5	(450)	118
Integration and restructuring charges relating to U.S. Personal and Commercial Banking acquisitions9	(69)	(276)	(70)
Increase (decrease) in fair value of credit default swaps hedging the corporate loan book,
net of provision for credit losses10	(4)	(126)	107
Recovery of (provision for) income taxes due to changes in statutory income tax rates11	11	-	(34)
Release (provision) for insurance claims12	17	-	(20)
General allowance release (increase) in Canadian Personal and Commercial Banking and Wholesale Banking13	44	(178)	-
Settlement of TD Banknorth shareholder litigation14	-	(39)	-
FDIC special assessment charge15	-	(35)	-
Agreement with Canada Revenue Agency16	(121)	-	-
Total adjustments for items of note	(584)	(1,596)	20
Net income available to common shareholders - reported	$4,450	$2,953	$3,774
1
Adjusted non-interest income excludes the following items of note: 2010 – $9 million pre-tax loss due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 10; $14 million pre-tax gain due to change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio, as explained in footnote 8; $25 million recovery of insurance claims, as explained in footnote 12; 2009 – $196 million pre-tax loss due to change in fair value of CDS hedging the corporate loan book; $564 million pre-tax loss due to change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio; 2008 – $186 million pre-tax gain due to change in fair value of CDS hedging the corporate loan book; $141 million pre-tax gain due to change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio; $30 million pre-tax loss due to provision for insurance claims, as explained in footnote 15.

2
Adjusted provisions for credit losses exclude the following items of note: 2010 – $59 million release in general allowance for credit losses in Canadian Personal and Commercial Banking and Wholesale Banking, as explained in footnote 13; 2009 – $255 million increase in general allowance for credit losses in Canadian Personal and Commercial Banking and Wholesale Banking; 2008 – $17 million due to change in fair value of CDS hedging the corporate loan book, as explained in footnote 10.

3
Adjusted non-interest expenses exclude the following items of note: 2010 – $592 million amortization of intangibles, as explained in footnote 6; $108 million in integration and restructuring charges relating to U.S. Personal and Commercial Banking acquisitions, as explained in footnote 9; 2009 – $653 million amortization of intangibles; $429 million integration and restructuring charges relating to the Commerce acquisition; settlement of TD Banknorth shareholder litigation of $58 million, as explained in footnote 14; $55 million Federal Deposit Insurance Corporation (FDIC) special assessment charge, as explained in footnote 15; 2008 – $577 million amortization of intangibles; $111 million integration and restructuring charges relating to the Commerce acquisition; $477 million positive adjustment related to the reversal of Enron litigation reserve, as explained in footnote 7.

4
For reconciliation between reported and adjusted provision for income taxes, see the ‘Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes’ table in the “Taxes” section.

5
Adjusted equity in net income of associated company excludes the following items of note: 2010 – $72 million amortization of intangibles, as explained in footnote 6; 2009 – $68 million amortization of intangibles; 2008 – $66 million amortization of intangibles.

6
Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth acquisition in 2005 and its privatization in 2007, the Commerce acquisition in 2008, the acquisitions by TD Banknorth of Hudson United Bancorp (Hudson) in 2006 and Interchange Financial Services (Interchange) in 2007, and the amortization of intangibles included in equity in net income of TD Ameritrade.

7
The Enron contingent liability for which the Bank established a reserve was re-evaluated in light of the favourable evolution of case law in similar securities class actions following the U.S. Supreme Court’s ruling in Stoneridge Partners, LLC v. Scientific-Atlanta, Inc. During the fourth quarter of 2008, the Bank recorded a positive adjustment of $323 million after tax, reflecting the substantial reversal of the reserve.

8
Effective August 1, 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. The Bank no longer intends to actively trade in these debt securities. Accordingly, the Bank reclassified certain debt securities from trading to the available-for-sale category in accordance with the Amendments to the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments – Recognition and Measurement. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in the Wholesale Banking segment. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

9
As a result of U.S. Personal and Commercial Banking acquisitions and related integration and restructuring initiatives undertaken, the Bank may incur integration and restructuring charges. Restructuring charges consisted of employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees and the write-down of long-lived assets due to impairment. Integration charges consisted of costs related to employee retention, external professional consulting charges, marketing (including customer communication and rebranding), and integration-related travel costs. Beginning in Q2 2010, U.S Personal and Commercial Banking has elected not to include any further Commerce related integration and restructuring charges in this item of note as the efforts in these areas wind down and in light of the fact that the integration and restructuring is substantially complete. For the twelve months ended October 31, 2010, the integration charges were driven by the FDIC-assisted and South Financial acquisitions and there were no restructuring charges recorded.

10
The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost.

11	This represents the impact of scheduled changes in the income tax statutory rate on net future income tax balances.
TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	3

12
The Bank accrued an additional actuarial liability in its insurance subsidiary operations for potential losses in the first quarter of 2008 related to a court decision in Alberta. The Alberta government's legislation effectively capping minor injury insurance claims was challenged and held to be unconstitutional. During 2009, the government of Alberta won its appeal of the decision. The plaintiffs sought leave to appeal the decision to the Supreme Court of Canada and in 2010, the Supreme Court of Canada denied the plaintiffs’ application to seek leave to appeal. As a result of this favourable outcome, the Bank released its provision related to the minor injury cap litigation in Alberta.

13
Effective November 1, 2009, TD Financing Services (formerly VFC Inc.) aligned their loan loss methodology with that used for all other Canadian Personal and Commercial Banking retail loans; any general provisions resulting from the revised methodology are included in “General allowance increase in Canadian Personal and Commercial Banking and Wholesale Banking.”

14
Upon the announcement of the privatization of TD Banknorth in November 2006, certain minority shareholders of TD Banknorth initiated class action litigation alleging various claims against the Bank, TD Banknorth, and TD Banknorth officers and directors (TD Banknorth Shareholders’ Litigation). The parties agreed to settle the litigation in February 2009 for $61.3 million (US$50 million) of which $3.7 million (US$3 million) had been previously accrued on privatization. The Court of Chancery in Delaware approved the settlement of the TD Banknorth Shareholders’ Litigation effective June 24, 2009, and the settlement became final. The net after-tax impact of the settlement was $39 million.

15	On May 22, 2009, the FDIC, in the U.S., finalized a special assessment resulting in a charge of $55 million before tax or US$49 million before tax.
16
The Bank resolved several outstanding tax matters related to Wholesale Banking strategies that have been previously reassessed by the Canada Revenue Agency (CRA) and that were awaiting resolution by the CRA appeals division or the courts. The Bank no longer enters into these types of strategies.

Reconciliation of Reported Earnings per Share (EPS) to Adjusted EPS1
(Canadian dollars)	2010	2009	2008
Diluted − reported	$5.10	$3.47	$4.87
Items of note affecting income (as above)	0.67	1.88	(0.03)
Items of note affecting EPS only2	-	-	0.04
Diluted − adjusted	$5.77	$5.35	$4.88
Basic − reported	$5.13	$3.49	$4.90
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2
The diluted earnings per share figures do not include Commerce earnings for the month of April 2008 because there was a one month lag between fiscal quarter ends until the first quarter of  2009, while share issuance on close resulted in a one-time negative earnings impact of four cents per share.

TABLE 3 AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES1
(millions of Canadian dollars)	2010	2009	2008
Canada Trust	$159	$159	$143
TD Bank, N.A.	200	257	170
TD Ameritrade (included in equity in net income of associated company)	72	68	66
Other	36	8	25
Total	$467	$492	$404
1	Amortization of intangibles is included in the Corporate segment.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	4

ECONOMIC PROFIT AND RETURN ON INVESTED CAPITAL
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average invested capital. Average invested capital is equal to average common equity for the period plus the average cumulative after-tax goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s invested capital. The Bank’s goal is to achieve positive and growing economic profit.
Return on invested capital (ROIC) is adjusted net income available to common shareholders divided by average invested capital. ROIC is a variation of the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the equity cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.
Economic profit and ROIC are non-GAAP financial measures as these are not defined terms under GAAP. Readers are cautioned that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and, therefore, may not be comparable to similar terms used by other issuers.
The following table reconciles between the Bank’s economic profit, ROIC, and adjusted net income available to common shareholders. Adjusted results, items of note, and related terms are discussed in the ”How the Bank Reports” section.

TABLE 4 RECONCILIATION OF NET INCOME AVAILABLE TO COMMON SHAREHOLDERS − ADJUSTED, ECONOMIC PROFIT, AND RETURN ON
INVESTED CAPITAL
(millions of Canadian dollars)	2010	2009	2008
Average common equity	$36,639	$35,341	$26,213
Average cumulative goodwill/intangible assets amortized, net of income taxes	4,943	4,541	4,136
Average invested capital	$41,582	$39,882	$30,349
Rate charged for invested capital	10.0%	10.0%	9.3%
Charge for invested capital	$4,158	$3,988	$2,822
Net income available to common shareholders - reported	$4,450	$2,953	$3,774
Items of note impacting income, net of income taxes	584	1,596	(20)
Net income available to common shareholders - adjusted	$5,034	$4,549	$3,754
Economic profit	$876	$561	$932
Return on invested capital	12.1%	11.4%	12.4%

Significant Events in 2010

Acquisition of The South Financial Group, Inc.
On September 30, 2010, the Bank acquired 100% of the outstanding common shares of The South Financial Group, Inc. (South Financial) for total consideration to common shareholders of approximately $65 million paid in cash and common shares in the amount of $11 million and $54 million, respectively. Each common share of South Financial was exchanged for US $0.28 cash or 0.004 of a Bank common share, resulting in the issuance of approximately 720 thousand common shares of the Bank. In addition, immediately prior to completion of the transaction, the United States Department of the Treasury sold the Bank its South Financial preferred stock and the associated warrant acquired under the Treasury’s Capital Purchase Program and discharged all accrued but unpaid dividends on that stock for total cash consideration of approximately $134 million. The acquisition was accounted for by the purchase method. The results of South Financial from the acquisition date to October 31, 2010 have been consolidated with the Bank’s results for the year ended October 31, 2010. The results are included with TD Bank, N.A. and are reported in the U.S. Personal and Commercial Banking segment. As at September 30, 2010, the acquisition contributed $6.6 billion of loans and $9.0 billion of deposits to the Bank’s Consolidated Balance Sheet. The purchase price allocation is subject to refinement as the Bank completes the valuation of the assets acquired and liabilities assumed.

U.S. Legislative Developments
Recent market and economic conditions have led to new legislation and numerous proposals for changes in the regulation of the financial services industry, including significant additional legislation and regulation in the United States. On July 21, 2010 the President of the United States signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) which provides for widespread reform of the U.S. financial industry. At over 2,300 pages in length, the Act will affect every financial institution in the United States and many financial institutions, including the Bank, that operate outside the United States. The Act makes significant changes in areas such as banking and bank supervision and the resolution of systemically important financial companies, consumer protection, securities, derivatives, and executive compensation, among others. The Act also calls for a large number of regulatory rulemaking projects, as well as numerous studies and on-going reports as part of its implementation. Accordingly, while the Act will have an effect on the business of the Bank, especially its business operations in the United States, the full impact on the Bank will not be known until such time as the implementing regulations are released.
    Other regulatory changes include the amendments to Regulation E, or the Electronic Funds Transfer Act, which prohibits financial institutions from charging fees to consumers for paying automated teller machine and point of sale transactions that result in an overdraft, and the Credit Card Act, which will, among other things, significantly restrict the Bank’s ability to charge interest rates and assess fees to reflect individual customer risk. For more detail on the impact of Regulation E, see the U.S. Personal and Commercial Banking segment disclosure in the “How Our Businesses Performed” section of this report.
The Bank continues to monitor closely these and other legislative developments and analyze the impact such regulatory and legislative changes may have on its businesses.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	5

FINANCIAL RESULTS OVERVIEW
Net Income

AT A GLANCE OVERVIEW
•	Reported net income was $4,644 million, an increase of $1,524 million, or 49%, from the prior year.
•	Adjusted net income was $5,228 million, an increase of $512 million, or 11%, from the prior year.

Reported net income for the year was $4,644 million, compared with $3,120 million last year. Adjusted net income for the year was $5,228 million, compared with $4,716 million last year. The increase in adjusted net income was primarily due to stronger earnings in the Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, and Wealth Management segments, partially offset by decreased earnings from the Wholesale Banking segment and an increased loss in the Corporate segment. Canadian Personal and Commercial Banking earnings increased due to broad-based revenue and volume growth across most banking products and a decline in provision for credit losses (PCL). U.S. Personal and Commercial Banking earnings increased due to higher fee-based revenue, volume growth, and lower PCL on debt securities, partially offset by higher expenses and the translation effect of a stronger Canadian dollar. Wealth Management earnings increased due to higher fee-based revenue related to higher client assets, and improved net interest margin, partially offset by lower earnings in TD Ameritrade and the translation effect of a stronger Canadian dollar. Wholesale Banking earnings decreased primarily due to a less favourable market environment. The loss in the Corporate segment increased primarily due to an increase in net corporate expenses, higher net securitization losses, and the impact of favourable tax-related and other items reported last year, partially offset by lower losses associated with hedging and treasury activities.
Reported diluted earnings per share were $5.10 this year, a 47% increase, compared with $3.47 last year. Adjusted diluted earnings per share were $5.77, an 8% increase, compared with $5.35 last year.

Impact of Foreign Exchange Rate on U.S. Personal and Commercial Banking and TD Ameritrade Translated Earnings
U.S. Personal and Commercial Banking earnings and the Bank’s share of earnings from TD Ameritrade are impacted by fluctuations in the U.S. dollar to Canadian dollar exchange rate compared with last year.
Appreciation of the Canadian dollar had an unfavourable impact on consolidated earnings for the year ended October 31, 2010, compared with last year, as shown in the table below.

Impact of Foreign Exchange Rate on U.S. Personal and Commercial Banking and TD Ameritrade Translated Earnings
(millions of Canadian dollars)	2010 vs. 2009
U.S. Personal and Commercial Banking
Decreased total revenue − adjusted	$602
Decreased non-interest expenses − adjusted	352
Decreased net income − adjusted, after tax	129
Decreased net income − reported, after tax	120

TD Ameritrade
Decreased share of earnings, after tax	$42
Decrease in earnings per share − adjusted	$0.20
Decrease in earnings per share − reported	$0.19

U.S. GAAP
See the Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles contained in the Bank’s annual report on Form 40-F for fiscal 2010 filed with the U.S. Securities and Exchange Commission (SEC) and available on the Bank’s website at http://www.td.com/investor/index.jsp and at the SEC’s website (http://www.sec.gov).
Net income available to common shareholders under U.S. GAAP was $4,931 million, compared with $4,450 million under Canadian GAAP. The higher U.S. GAAP net income available to common shareholders primarily resulted from an increase in income due to the de-designation of certain fair value and cash flow hedging relationships that were designated under Canadian GAAP and the reversal of the insurance provision related to the provision for adverse deviation with insurance contracts under Canadian GAAP.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	6

FINANCIAL RESULTS OVERVIEW
Revenue

AT A GLANCE OVERVIEW
•	Reported revenue was $19,565 million, an increase of $1,705 million, or 10%, compared with last year.
•	Adjusted revenue was $19,563 million, an increase of $943 million, or 5%, compared with last year.
•	Net interest income increased by $217 million, or 2%, compared with last year.
•	Reported non-interest income increased by $1,488 million, or 23%, compared with last year.
•	Adjusted non-interest income increased by $726 million, or 10%, compared with last year.

NET INTEREST INCOME
Net interest income for the year was $11,543 million, an increase of $217 million, or 2%, compared with last year. The growth was driven primarily by the Canadian Personal and Commercial Banking and Wealth Management segments, partially offset by declines in the Wholesale Banking and U.S. Personal and Commercial Banking segments. Canadian Personal and Commercial Banking net interest income increased largely due to volume growth particularly in personal and business deposits and real estate secured lending. Wealth Management net interest income increased due to improved margins and volume. Wholesale Banking net interest income decreased primarily due to lower trading-related net interest income. U.S. Personal and Commercial Banking net interest income decreased due to the translation effect of a stronger Canadian dollar. In U.S. dollars, U.S. Personal and Commercial Banking net interest income increased by $358 million or 12%.

NET INTEREST MARGIN
Net interest margin declined by 19 basis points (bps) in the year to 2.35% from 2.54% last year primarily due to lower trading-related net interest income in Wholesale Banking.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	7

TABLE 5 NET INTEREST INCOME ON AVERAGE EARNING BALANCES1
(millions of Canadian dollars, except as noted)
			2010			2009			2008
	Average		Average	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate	balance	Interest	rate
Earning assets
Deposits with banks	$21,880	$668	3.05%	$16,775	$442	2.63%	$14,264	$629	4.41%
Securities
Trading	55,438	1,387	2.50	51,020	2,137	4.19	73,138	3,123	4.27
Non-trading	108,299	2,393	2.21	97,390	2,617	2.69	60,726	2,331	3.84
Total securities	163,737	3,780	2.31	148,410	4,754	3.20	133,864	5,454	4.07
Securities purchased under reverse
repurchase agreements	50,611	334	0.66	39,288	917	2.33	38,393	1,705	4.44
Loans
Mortgages2	92,104	3,260	3.54	82,447	3,392	4.11	79,000	4,057	5.14
Consumer instalment and other personal	96,930	6,142	6.34	86,567	5,508	6.36	72,630	4,634	6.38
Credit card	8,559	1,008	11.78	7,784	994	12.77	6,392	870	13.61
Business and government2,3	56,426	2,195	3.89	64,985	2,880	4.43	40,485	2,235	5.52
Total loans	254,019	12,605	4.96	241,783	12,774	5.28	198,507	11,796	5.94
Total earning assets	$490,247	$17,387	3.55%	$446,256	$18,887	4.23%	$385,028	$19,584	5.09%
Interest-bearing liabilities
Deposits
Personal	$234,053	$2,600	1.11%	$209,292	$3,289	1.57%	$165,020	$3,679	2.23%
Banks	13,704	42	0.31	15,720	130	0.83	17,008	532	3.13
Business and government	159,380	1,936	1.21	171,826	2,399	1.40	138,728	4,270	3.08
Total deposits	407,137	4,578	1.12	396,838	5,818	1.47	320,756	8,481	2.64
Subordinated notes and
debentures	12,420	667	5.37	12,475	671	5.38	12,439	654	5.26
Obligations related to
securities sold short and
under repurchase agreements	52,437	562	1.07	29,286	978	3.34	44,006	1,823	4.14
Preferred shares and Capital
Trust Securities	698	37	5.30	1,450	94	6.48	1,449	94	6.49
Total interest-bearing
liabilities	$472,692	$5,844	1.24%	$440,049	$7,561	1.72%	$378,650	$11,052	2.92%
Total net interest income on
average earnings assets	$490,247	$11,543	2.35%	$446,256	$11,326	2.54%	$385,028	$8,532	2.22%
1	Net interest income includes dividends on securities.
2
Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $188 million (2009 – $140 million) and amortized cost of $188 million (2009 – $142 million), and loans designated as trading under the fair value option of $85 million (2009 – $210 million) and amortized cost of $86 million (2009 – $226 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

3
As a result of the 2009 Amendments to CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, certain available-for-sale and held-to-maturity securities were reclassified to loans.

TABLE 6 ANALYSIS OF CHANGE IN NET INTEREST INCOME
(millions of Canadian dollars)	2010 vs. 2009			2009 vs. 2008
	Favourable (unfavourable)			Favourable (unfavourable)
	due to change in			due to change in
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change
Total earning assets	$1,663	$(3,163)	$(1,500)	$3,211	$(3,908)	$(697)
Total interest-bearing liabilities	(921)	2,638	1,717	(1,357)	4,848	3,491
Net interest income	$742	$(525)	$217	$1,854	$940	$2,794

NON-INTEREST INCOME
Non-interest income for the year was $8,022 million, an increase of $1,488 million, or 23%, on a reported basis, and $8,020 million, an increase of $726 million, or 10%, on an adjusted basis, compared with last year. The increase in adjusted non-interest income was due to increases in all segments. Wholesale Banking non-interest income increased mainly due to significant security losses in the investment portfolio last year. Wealth Management non-interest income increased primarily due to higher average assets under management and higher average fees due to change in mix as a result of client preferences. Canadian Personal and Commercial Banking non-interest income increased due to strong volume growth in the fee-based businesses. U.S. Personal and Commercial Banking non-interest income increased due to higher fee-based revenue and the impact of recent acquisitions, partially offset by the translation effect of a stronger Canadian dollar.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	8

TABLE 7 NON-INTEREST INCOME
(millions of Canadian dollars)			2010 vs. 2009
	2010	2009	2008	% change
Investment and securities services
TD Waterhouse fees and commissions	$421	$465	$405	(9.5)
Full-service brokerage and other securities services	590	451	565	30.8
Underwriting and advisory	368	387	214	(4.9)
Investment management fees	189	191	198	(1.0)
Mutual funds management	856	718	863	19.2
Total investment and securities services	2,424	2,212	2,245	9.6
Credit fees	634	622	459	1.9
Net securities gains (losses)	75	(437)	331	117.2
Trading income (loss)	484	685	(794)	(29.3)
Service charges	1,651	1,507	1,237	9.6
Loan securitizations	489	468	231	4.5
Card services	820	733	589	11.9
Insurance, net of claims	1,028	913	927	12.6
Trust fees	153	141	140	8.5
Other income (loss)	264	(310)	772	185.2
Total	$8,022	$6,534	$6,137	22.8

TRADING-RELATED INCOME
Trading-related income is the total of net interest income on trading positions, trading income which includes income from trading loans, and income from loans designated as trading under the fair value option that are managed within a trading portfolio. Trading-related income decreased by $610 million, or 31% from 2009. The decrease was primarily in interest rate, credit and foreign exchange portfolios due to less favourable market conditions compared to the prior year. In 2010 markets normalized resulting in tighter bid-offer spreads, lower volatility, reduced client flow and fewer trading opportunities. In addition, there was a recovery of a loan commitment in the prior year. Equity and other portfolios trading-related income also decreased, primarily from the energy portfolio as a result of greater client flow and trading opportunities in the prior year. The contribution from equities also decreased as compared to the prior year where portfolios benefited from the recovery in global equity prices.
The mix of trading-related income between net interest income and trading income is largely dependent upon the level of interest rates, which drives the funding costs of the Bank’s trading portfolios. Generally, as interest rates rise, net interest income declines and trading income reported in non-interest income increases. Management believes that the total trading-related income is the appropriate measure of trading performance.

TABLE 8 TRADING-RELATED INCOME
(millions of Canadian dollars)	2010	2009	2008
Net interest income	$827	$1,210	$379
Trading income (loss)	484	685	(794)
Loans designated as trading under the fair value option1	21	47	(165)
Total trading-related income (loss)	$1,332	$1,942	$(580)
By product
Interest rate and credit portfolios	$896	$1,292	$(663)
Foreign exchange portfolios	418	573	481
Equity and other portfolios	(3)	30	(233)
Loans designated as trading under the fair value option	21	47	(165)
Total trading-related income (loss)	$1,332	$1,942	$(580)
1
Excludes amounts related to securities designated as trading under the fair value option that are not managed within a trading portfolio, but which have been combined with derivatives to form economic hedging relationships.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	9

FINANCIAL RESULTS OVERVIEW
Expenses

AT A GLANCE OVERVIEW
•	Reported non-interest expenses were $12,163 million, a decrease of $48 million, compared with last year.
•	Adjusted non-interest expenses were $11,464 million, an increase of $448 million, or 4%, compared with last year.
•	Reported efficiency ratio improved to 62.2% compared with 68.4% last year.
•	Adjusted efficiency ratio improved to 58.6% compared with 59.2% last year.

NON-INTEREST EXPENSES
Reported non-interest expenses for the year were $12,163 million, compared with $12,211 million last year, a decrease of $48 million compared with last year. Adjusted non-interest expenses were $11,464 million, an increase of $448 million, or 4% compared with last year. The increase in adjusted non-interest expenses was due to increases in the Canadian Personal and Commercial Banking, Wealth Management, and U.S. Personal and Commercial Banking segments. Canadian Personal and Commercial Banking non-interest expenses increased largely due to higher employee compensation, project-related costs, non-credit losses, and the investment in new branches, partially offset by lower litigation costs and capital taxes. Wealth Management non-interest expenses increased due to higher variable compensation and trailer fees, the inclusion of U.K. acquisitions, and continued investment in growing the sales force in advice-based businesses. U.S. Personal and Commercial Banking non-interest expenses increased due to investments in new stores and infrastructure, partially offset by the translation effect of a stronger Canadian dollar.

EFFICIENCY RATIO
The efficiency ratio measures operating efficiency and is calculated by taking the non-interest expenses as a percentage of total revenue. A lower ratio indicates a more efficient business operation.
The Bank’s reported and adjusted efficiency ratio improved from last year, primarily due to improved efficiency in Canadian Personal and Commercial Banking and Global Wealth Management.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	10

TABLE 9 NON-INTEREST EXPENSES AND EFFICIENCY RATIO
(millions of Canadian dollars, except as noted)			2010 vs. 2009
	2010	2009	2008	% change
Salaries and employee benefits
Salaries	$3,747	$3,671	$3,089	2.1
Incentive compensation	1,337	1,342	1,235	(0.4)
Pension and other employee benefits	876	826	660	6.1
Total salaries and employee benefits	5,960	5,839	4,984	2.1
Occupancy
Rent	577	559	463	3.2
Depreciation	335	323	225	3.7
Property tax	49	50	33	(2.0)
Other	275	281	214	(2.1)
Total occupancy	1,236	1,213	935	1.9
Equipment
Rent	209	285	216	(26.7)
Depreciation	266	277	213	(4.0)
Other	405	335	254	20.9
Total equipment	880	897	683	(1.9)
Amortization of other intangible assets	592	653	577	(9.3)
Restructuring costs	17	36	48	(52.8)
Marketing and business development	595	566	491	5.1
Brokerage-related fees	297	274	252	8.4
Professional and advisory services	804	740	569	8.6
Communications	251	239	210	5.0
Other expenses
Capital and business taxes	213	274	234	(22.3)
Postage	166	156	138	6.4
Travel and relocation	134	138	106	(2.9)
Other	1,018	1,186	275	(14.2)
Total other expenses	1,531	1,754	753	(12.7)
Total expenses	$12,163	$12,211	$9,502	(0.4)

Efficiency ratio - reported	62.2%	68.4%	64.8%	(620	) bps
Efficiency ratio - adjusted	58.6	59.2	64.6	(60)

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	11

FINANCIAL RESULTS OVERVIEW
Taxes

Reported total income and other taxes increased by $1,050 million, or 96%, from 2009. Income tax expense, on a reported basis, was up $1,021 million, or 424%, from 2009. Other taxes were up $29 million, or 3%, from 2009. Adjusted total income and other taxes were up $493 million, or 28%, from 2009. Total income tax expense, on an adjusted basis, was up $464 million, or 50%, from 2009.
The Bank’s effective income tax rate, on a reported basis, was 21.8% for 2010, compared with 7.6% in 2009. The year-over-year increase was mainly due to an increase in net income before taxes, a proportionate decrease in tax exempt income, a higher tax rate on international operations, and a $121 million charge related to an agreement with Canada Revenue Agency.
TD reports its investment in TD Ameritrade using the equity method of accounting. TD Ameritrade’s tax expense of $132 million in the year, compared to $196 million in 2009, is not part of the Bank’s tax rate reconciliation.

TABLE 10 TAXES
(millions of Canadian dollars, except as noted)	2010		2009		2008
Income taxes at Canadian statutory income tax rate	$1,761	30.5%	$1,006	31.8%	$1,342	32.7%
Increase (decrease) resulting from:
Dividends received	(283)	(4.9)	(333)	(10.5)	(345)	(8.4)
Rate differential on international operations	(359)	(6.2)	(448)	(14.1)	(457)	(11.1)
Agreement with Canada Revenue Agency	121	2.1	-	-	-	-
Other - net	22	0.3	16	0.4	(3)	(0.1)
Provision for income taxes and effective income tax rate - reported	$1,262	21.8%	$241	7.6%	$537	13.1%

The Bank’s adjusted effective income tax rate was 21.6% for 2010, compared with 17.2% in 2009. The increase this year was mainly due to an increase in adjusted net income before taxes, a proportionate decrease in tax exempt income, and a higher effective tax rate on international operations.

TABLE 11 RECONCILIATION OF NON-GAAP PROVISION FOR (RECOVERY OF) INCOME TAXES1
(millions of Canadian dollars, except as noted)	2010	2009	2008
Provision for income taxes - reported	$1,262	$241	$537
Adjustments for items of note: Recovery of (provision for) income taxes2
Amortization of intangibles	197	229	239
Reversal of Enron litigation reserve	-	-	(154)
Fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	19	114	(23)
Integration and restructuring charges relating to U.S. Personal and Commercial Banking acquisitions	38	153	41
Fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	5	70	(62)
Income taxes due to changes in statutory income tax rates	11	-	(34)
Insurance claims	(8)	-	10
General allowance increase (release) in Canadian Personal and
Commercial Banking and Wholesale Banking	(16)	77	-
Settlement of TD Banknorth shareholder litigation	-	19	-
FDIC special assessment charge	-	20	-
Agreement with Canada Revenue Agency	(121)	-	-
Total adjustments for items of note	125	682	17
Provision for income taxes - adjusted	1,387	923	554
Other taxes
Payroll	316	283	242
Capital and premium	207	268	228
GST, HST and provincial sales	222	172	172
Municipal and business	133	126	106
Total other taxes	878	849	748
Total taxes - adjusted	$2,265	$1,772	$1,302
Effective income tax rate - adjusted3	21.6%	17.2%	13.7%
1	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results overview” section of this MD&A.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	12

FINANCIAL RESULTS OVERVIEW
Quarterly Financial Information

FOURTH QUARTER 2010 PERFORMANCE SUMMARY
Reported net income for the quarter was $994 million, a decrease of $16 million, or 2%, compared with the fourth quarter last year. Reported diluted earnings per share for the quarter were $1.07, compared with $1.12 in the fourth quarter last year. Adjusted net income for the quarter was $1,260 million, a decrease of $47 million, or 4%, compared with the fourth quarter last year. Adjusted diluted earnings per share for the quarter were $1.38, compared with $1.46 in the fourth quarter last year.
Revenue for the quarter was $5,017 million, an increase of $299 million, or 6%, on a reported basis, and $5,032 million, an increase of $223 million, or 5%, on an adjusted basis, compared with the fourth quarter last year. The increase in adjusted revenue was driven largely by the Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, and Wealth Management segments, partially offset by a decline in the Wholesale Banking segment. Canadian Personal and Commercial Banking revenue increased due to strong volume growth in real estate secured lending, financing services, personal and business deposits, and insurance. U.S. Personal and Commercial Banking revenue increased due to increased loan and deposit volume, wider product spreads, and recent acquisitions, partially offset by the translation effect of a stronger Canadian dollar. Wealth Management revenue increased due to strong fee revenue from higher client assets, the inclusion of U.K. acquisitions, and increased net interest margin. Wholesale Banking revenue decreased due to lower revenues in capital markets and corporate lending businesses as compared to strong performance last year, partially offset by improved currency trading, higher M&A and advisory fees and security gains in the investment portfolio.
Provision for credit losses was $404 million, a decrease of $117 million, or 22%, from the fourth quarter last year, largely due to decreases in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments, primarily due to better credit conditions resulting from an improving economic environment.
Non-interest expenses for the quarter were $3,263 million, an increase of $168 million, or 5%, on a reported basis, and $3,088 million, an increase of $281 million, or 10%, on an adjusted basis, compared with the fourth quarter last year. The increase in adjusted non-interest expenses was largely driven by the Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, and Wealth Management segments. Canadian Personal and Commercial Banking non-interest expenses increased due to project-related costs, which included costs related to a project cancellation, the timing of business investments, and increased employee compensation costs. U.S. Personal and Commercial Banking non-interest expenses increased primarily due to operating expenses associated with recent acquisitions, new store expenses, and investments in infrastructure. Wealth Management non-interest expenses increased due to higher variable compensation and trailer fees driven by increased revenue from higher asset levels in the advice-based and asset management businesses, higher investment to support business growth, and the inclusion of U.K. acquisitions.
The Bank’s reported effective tax rate was 27.7% for the quarter, compared with 12% in the same quarter last year. The year-over-year increase was mainly due to higher reported net income before taxes and a $121 million charge related to an agreement with Canada Revenue Agency in the current year, compared with one-time tax benefits including the future tax rate impact from declining tax rates and the resolution of tax audits last year. The Bank’s adjusted effective tax rate was 20.5% for the quarter, compared with 15.6% in the same quarter last year. The year-over-year increase was mainly due to higher adjusted net income before taxes in the current year, compared with one-time tax benefits including the future tax rate impact from declining tax rates and the resolution of tax audits last year.

QUARTERLY TREND ANALYSIS
Over the previous eight quarters, the Bank has had strong underlying adjusted earnings growth from its retail business segments. Canadian Personal and Commercial Banking earnings have shown strong growth over the past eight quarters on strong volume growth, steady margins and declining PCL. Despite the challenging operating and regulatory environment, U.S. Personal and Commercial Banking earnings have increased over the past eight quarters driven by loan and deposit volume growth, and lower PCL after peaking in the second quarter of 2009.
    Wealth Management revenue showed steady growth over the past eight quarters on improved equity market conditions and improved margins in 2010. Wealth Management earnings include contributions from the Bank’s investment in TD Ameritrade which experienced lower earnings this year most notably in the fourth quarter of 2010 compared to the prior year driven by the translation impact of a stronger Canadian dollar and lower earnings in TD Ameritrade.
    Wholesale Banking’s contribution to earnings started to normalize after the first quarter of 2010 compared to last year when financial markets were rapidly recovering from the credit crisis which led to higher client activity, narrower credit spreads, and increased liquidity in capital markets.
The Bank’s earnings have seasonal impacts, principally the second quarter being affected by fewer business days.
The Bank’s earnings are also impacted by market-driven events and changes in foreign exchange rates.
For a discussion of this year’s fourth quarter results, see the “Fourth Quarter 2010 Performance Summary” section.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	13

TABLE 12 QUARTERLY RESULTS
(millions of Canadian dollars, except as noted)						For the three months ended
	2010				2009
	Oct. 31	July 31	Apr. 30	Jan. 31	Oct. 31	July 31	Apr. 30	Jan. 31
Net interest income	$2,983	$2,921	$2,790	$2,849	$2,825	$2,833	$2,940	$2,728
Non-interest income	2,034	1,823	1,977	2,188	1,893	1,834	1,385	1,422
Total revenue	5,017	4,744	4,767	5,037	4,718	4,667	4,325	4,150
Provision for credit losses	404	339	365	517	521	557	772	630
Non-interest expenses	3,263	2,966	2,953	2,981	3,095	3,045	3,051	3,020
Provision for (recovery of) income taxes	374	310	308	270	132	209	(8)	(92)
Non-controlling interests in subsidiaries,
net of income taxes	27	26	26	27	27	28	28	28
Equity in net income of an associated
company, net of income taxes	45	74	61	55	67	84	63	89
Net income - reported	994	1,177	1,176	1,297	1,010	912	545	653
Adjustments for items of note,
net of income taxes
Amortization of intangibles	115	117	123	112	116	122	127	127
Decrease (increase) in fair value of derivatives
hedging the reclassified available-for-sale
debt securities portfolio	8	14	(23)	(4)	73	43	134	200
Integration and restructuring charges
relating to the U.S. Personal and
Commercial Banking acquisitions	18	5	-	46	89	70	50	67
Decrease (increase) in fair value of credit
default swaps hedging the corporate loan
book, net of provision for credit losses	4	(9)	2	7	19	75	44	(12)
(Recovery of) income taxes due to
changes in statutory income tax rates	-	-	-	(11)	-	-	-	-
Provision (release) of insurance claims	-	-	-	(17)	-	-	-	-
General allowance increase (release) in
Canadian Personal and Commercial Banking
and Wholesale Banking	-	-	(44)	-	-	46	77	55
Settlement of TD Banknorth shareholder
litigation	-	-	-	-	-	-	39	-
FDIC special assessment charge	-	-	-	-	-	35	-	-
Agreement with Canada Revenue Agency	121	-	-	-	-	-	-	-
Total adjustments for items of note	266	127	58	133	297	391	471	437
Net income - adjusted	1,260	1,304	1,234	1,430	1,307	1,303	1,016	1,090
Preferred dividends	48	49	48	49	48	49	41	29
Net income available to common
shareholders - adjusted	$1,212	$1,255	$1,186	$1,381	$1,259	$1,254	$975	$1,061

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.08	$1.30	$1.31	$1.45	$1.12	$1.01	$0.59	$0.75
Adjusted	1.39	1.44	1.37	1.61	1.47	1.47	1.15	1.28
Diluted earnings per share
Reported	1.07	1.29	1.30	1.44	1.12	1.01	0.59	0.75
Adjusted	1.38	1.43	1.36	1.60	1.46	1.47	1.14	1.27
Return on common shareholders’ equity	9.7%	12.2%	13.0%	14.0%	11.0%	9.7%	5.6%	7.2%
(billions of Canadian dollars)
Average earning assets	$512	$502	$478	$470	$451	$438	$447	$449
Net interest margin as a percentage of
average earning assets	2.31%	2.31%	2.39%	2.41%	2.48%	2.57%	2.70%	2.41%

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	14

BUSINESS SEGMENT ANALYSIS
Business Focus

For management reporting purposes, the Bank’s operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, Wealth Management, U.S. Personal and Commercial Banking, and Wholesale Banking.

Canadian Personal and Commercial Banking comprises our Canadian banking and global insurance businesses. Under the TD Canada Trust brand, the retail operations provide a full range of financial products and services to approximately 11.5 million personal and small business customers. As a leading customer services provider, TD Canada Trust offers anywhere, anytime banking solutions through telephone and internet banking, more than 2,733 automated banking machines, and a network of 1,127 branches located across Canada. TD Commercial Banking serves the needs of medium-sized Canadian businesses, customizing a broad range of products and services to meet their financing, investment, cash management, international trade, and day-to-day banking needs. Under the TD Insurance brand, the Bank offers a broad range of insurance products, including home and automobile coverage, life and health insurance in Canada and the U.S., as well as business property and casualty business in the U.S., in addition to credit protection coverage on TD Canada Trust lending products.

Wealth Management leads with an integrated offering of global online investing, advice, private client services and asset management to a large and diverse institutional and retail client base, and is one of the largest in Canada based on market share of assets. Closely aligned to the Canadian and U.S. Personal and Commercial Banking businesses, TD Wealth Management is focused on providing an exceptional client experience.

In its global online investing channels, TD Wealth Management has leading market share in Canada and the U.K. through TD Waterhouse Discount Brokerage and TD Waterhouse International. In the U.S., TD Ameritrade is the industry-leader as measured by trades. In Canada, TD Waterhouse’s advice-based businesses each offer a unique value proposition, and together work in an integrated manner to provide a continuum of advice based-services on the complexity of clients’ needs. North American Private Client Group provides a comprehensive offering of banking, trust and discretionary investment management to high net worth clients. TD Asset Management is a leading North American investment manager comprised of retail and institutional capabilities.

U.S. Personal and Commercial Banking comprises the Bank’s retail and commercial banking operations in the U.S. Operating under the brand TD Bank, America’s Most Convenient Bank, the retail operations provide a full range of financial products and services through multiple delivery channels, including a network of 1,273 stores located up and down the east coast from Maine to Florida, telephone, mobile and internet banking and automated banking machines, allowing customers to have banking access virtually anywhere and anytime. U.S. Personal and Commercial Banking also serves the needs of businesses, customizing a broad range of products and services to meet their financing, investment, cash management, international trade, and day-to-day banking needs. TD expanded its U.S. franchise in 2010 with the acquisition of The South Financial Group, Inc. and the operations of three Florida banks from the FDIC.

Wholesale Banking provides a wide range of capital markets and investment banking products and services including underwriting and distribution of new debt and equity issues, providing advice on strategic acquisitions and divestitures, and meeting the daily trading, funding and investment needs of our clients. Operating under the TD Securities brand, our clients include highly-rated companies, governments, and institutions in key financial markets around the world. Wholesale Banking is an integrated part of TD’s strategy, providing market access to TD’s wealth and retail operations and providing wholesale banking solutions to our partners and their customers.

The Bank’s other business activities are not considered reportable segments and are, therefore, grouped in the Corporate segment. The Corporate segment includes the impact of asset securitization programs, hedging and treasury activities, general provision for credit losses, tax items at an enterprise level, the elimination of taxable equivalent and other intercompany adjustments, and residual unallocated revenue and expenses.
    Effective the third quarter of 2008, U.S. insurance and credit card businesses were transferred to Canadian Personal and Commercial Banking, and the U.S. wealth management businesses to Wealth Management for management reporting purposes to align how these businesses are now being managed on a North American basis. Prior periods have not been reclassified as the impact was not material.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments, the Bank notes that the measure is adjusted. Amortization of intangible expenses is included in the Corporate segment. Accordingly, net income for operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments, including those items which management does not consider within the control of the business segments. For more information, see the “How the Bank Reports” section. For information concerning the Bank’s measures of economic profit and return on invested capital, which are non-GAAP measures, see the “Economic Profit and Return on Invested Capital” section. Segmented information also appears in Note 33 to the 2010 Consolidated Financial Statements.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means the value of non-taxable or tax-exempt income, for example dividend income, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in Wholesale Banking is eliminated in the Corporate segment. The TEB adjustment for the year was $415 million, compared with $470 million last year.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	15

As noted in Note 5 to the 2010 Consolidated Financial Statements, the Bank securitizes retail loans and receivables held by Canadian Personal and Commercial Banking in transactions that are accounted for as sales. For the purpose of segmented reporting, Canadian Personal and Commercial Banking accounts for the transactions as though they are financing arrangements. Accordingly, the interest income earned on the assets sold net of the funding costs incurred by the purchaser trusts is recorded in net interest income and the PCL related to these assets is charged to provision for (reversal of) credit losses. This accounting is reversed in the Corporate segment and the gain recognized on sale together with income earned on the retained interests net of credit losses incurred are included in non-interest income.
The “Business Outlook and Focus for 2011” section for each segment, provided on the following pages, is based on the Bank’s views and the actual “Economic Summary and Outlook” section and the outcome may be materially different. For more information, see the “Caution Regarding Forward-Looking Statements” section and the “Risk Factors That May Affect Future Results” section.

TABLE 13 RESULTS BY SEGMENT
(millions of Canadian dollars)	Canadian Personal				U.S. Personal and
	and Commercial		Wealth		Commercial		Wholesale
	Banking		Management		Banking1		Banking		Corporate		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Net interest income	$7,134	$6,348	$336	$270	$3,579	$3,607	$1,815	$2,488	$(1,321)	$(1,387)	$11,543	$11,326
Non-interest income	3,237	3,101	2,121	1,935	1,180	1,117	1,059	733	425	(352)	8,022	6,534
Total revenue	10,371	9,449	2,457	2,205	4,759	4,724	2,874	3,221	(896)	(1,739)	19,565	17,860
Provision for (reversal of)
credit losses	1,046	1,155	-	-	646	948	25	164	(92)	213	1,625	2,480
Non-interest expenses	4,934	4,725	1,813	1,701	2,910	3,213	1,395	1,417	1,111	1,155	12,163	12,211
Income (loss) before provision
for income taxes	4,391	3,569	644	504	1,203	563	1,454	1,640	(1,915)	(3,107)	5,777	3,169
Provision for (recovery of)
income taxes	1,296	1,097	197	159	230	(70)	588	503	(1,049)	(1,448)	1,262	241
Non-controlling interests
in subsidiaries,
net of income taxes	-	-	-	-	-	-	-	-	106	111	106	111
Equity in net income of an
associated company,
net of income taxes	-	-	194	252	-	-	-	-	41	51	235	303
Net income (loss) - reported	3,095	2,472	641	597	973	633	866	1,137	(931)	(1,719)	4,644	3,120
Adjustments for items of note,
net of income taxes2
Amortization of intangibles	-	-	-	-	-	-	-	-	467	492	467	492
Decrease (increase) in fair value
of derivatives hedging the
reclassified available-for-sale
debt securities portfolio	-	-	-	-	-	-	-	-	(5)	450	(5)	450
Integration and restructuring charges
relating to U.S. Personal and
Commercial Banking acquisitions	-	-	-	-	69	276	-	-	-	-	69	276
Decrease (increase) in fair value
of credit default swaps hedging
the corporate loan book,
net of provision for credit losses	-	-	-	-	-	-	-	-	4	126	4	126
(Recovery of) income
taxes due to changes in statutory
income tax rates	-	-	-	-	-	-	-	-	(11)	-	(11)	-
Provision (release) of insurance claims	-	-	-	-	-	-	-	-	(17)	-	(17)	-
General allowance increase
(release) in Canadian Personal
and Commercial Banking
and Wholesale Banking	-	-	-	-	-	-	-	-	(44)	178	(44)	178
Settlement of TD Banknorth
shareholder litigation	-	-	-	-	-	-	-	-	-	39	-	39
FDIC special assessment charge	-	-	-	-	-	-		-	-	35	-	35
Agreement with Canada Revenue
Agency	-	-	-	-	-	-	121	-	-	-	121	-
Total adjustments for items of note	-	-	-	-	69	276	121	-	394	1,320	584	1,596
Net income (loss) - adjusted	$3,095	$2,472	$641	$597	$1,042	$909	$987	$1,137	$(537)	$(399)	$5,228	$4,716
(billions of Canadian dollars)
Average invested capital	$9.3	$8.8	$4.4	$4.7	$17.9	$20.0	$3.2	$3.8	$6.8	$2.6	$41.6	$39.9
Risk-weighted assets	68	64	8	8	88	80	32	34	3	4	200	190
1
As explained in the “How the Banks Reports” section and Note 1 to the 2010 Consolidated Financial Statements, effective the second quarter ended April 30, 2009, as a result of the reporting-period alignment of U.S. entities, TD Banknorth and Commerce are consolidated using the same period as the Bank.

2	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results” section of this MD&A.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	16

ECONOMIC SUMMARY AND OUTLOOK
The Canadian economy is continuing to moderate after the initial surge in real GDP growth that characterized the second half of 2009 and first quarter of 2010. Canadian households, having driven that initial surge, are showing increased caution with regards to new spending as debt levels reach record highs. It is this retrenchment that is largely behind the overall moderation and a number of sectors are cooling in tandem. In the labour market, average net job gains ranging from 30,000 – 40,000 per month were being recorded less than a year ago, but have since diminished to just 5,000 – 6,000 in recent months. Existing home sales are still down 25% from their December 2009 peak, even after recording gains in the latter part of fiscal 2010. And though price declines have been more subdued, in the coming quarters the housing market will clearly not be the support it had been. In sum, the domestic headwinds have begun to build with no particular help from the export side. U.S. demand continues to struggle as the Federal Reserve implements a second round of quantitative easing in an attempt – thus far successful – to bolster falling inflation expectations and an anemic labour market. Meanwhile, Europe’s sovereign debt problems have resulted in continent-wide austerity measures from Ireland to France and Greece, limiting economic growth in the region to a very moderate pace. For Canada, the bright spot in the outlook continues to be business investment. With the continued low-interest rate environment, favourable credit conditions, and persistent profit growth, Canadian businesses have numerous incentives to build their productive capacity, and in doing so bolster near-term growth. Overall, TD Economics expects quarterly real GDP growth of 1.5 – 2.5% on an average annualized basis through to the end of 2011. With respect to key interest rates, the Bank of Canada is unlikely to move on the overnight rate target before the second half of 2011. The central bank is currently involved in balancing the upward pressure on the Canadian dollar generated by the interest rate disparity between Canada and the U.S., while not wanting to incite more household debt accumulation by prolonging the low level of current rates.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	17

BUSINESS SEGMENT ANALYSIS

Canadian Personal and Commercial Banking

Canadian Personal and Commercial Banking comprises the Bank’s personal and business banking businesses in Canada, as well as the Bank’s insurance operations. Under the TD Canada Trust brand, the retail operations provide a full range of financial products and services to approximately 11.5 million personal and small business customers.

Revenue
(millions of Canadian dollars)	2010	2009	2008
Personal deposits	$2,534	$2,508	$2,463
Consumer lending	2,435	2,175	1,922
Business banking	2,028	1,912	1,798
Real estate secured lending	2,017	1,515	1,314
Insurance, net of claims	1,107	1,075	1,080
Other1	250	264	249
Total	$10,371	$9,449	$8,826
1	Other revenue includes internal commissions on sales of mutual funds and other wealth management products, fees for foreign exchange, safety deposit box rentals and other branch services.

BUSINESS HIGHLIGHTS
•	Posted record earnings of $3,095 million, up 25% from last year and achieved record revenue and efficiency.
•	Achieved revenue growth of 10% on broad-based volume growth and higher fee revenue.
•
Ongoing investment in customer-facing areas with the objective of further improving customer service. Extended market leadership position for the number of average branch hours by exceeding peer average by 54% and continuing to lead the industry in new branch openings with 166 opened since 2005, including 21 new branches in 2010.

•	Announced introduction of seven-day banking − more than 300 branches in 90 communities across Canada will serve customers on Sundays.
•	Achieved largest market share gains of five major Canadian banks for business banking credit, year over year and for the cumulative three year period.
•	Achieved external recognition as an industry leader in customer service excellence with distinctions that included the following:
-
Rated #1 for “Customer Service Excellence” among Canada’s five major banks by an independent market research firm Synovate for the sixth year in a row. The Synovate Best Banking Awards for 2010 were based on survey responses from 39,000 banking customers for the year ended August 2010, regionally and demographically representative of the entire Canadian population. Known as the Customer Service Index, the survey has been in existence since 1987.

-
Ranked highest in overall customer satisfaction among the five major Canadian banks for the fifth consecutive year by J.D. Power and Associates. 2010 results represented responses from 14,583 Canadian retail banking customers, fielded in March and June 2010 by J.D. Power and Associates, a global marketing information services firm. TD Canada Trust set the highest benchmark scores across six major drivers of customer satisfaction: account activities, account information, product offerings, facility, fees, and problem resolution.

•	TD Insurance gross originated premiums grew 11%, retaining the #1 direct writer position and increasing overall market share in Canada.

CHALLENGES IN 2010
•	Continued low interest rate environment impacted margins on prime-based products.
•	Heightened competition from the major Canadian banks and other competitors in residential secured lending and term deposits.
•	Significant claims cost escalation continued in Ontario accident benefits.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	18

INDUSTRY PROFILE
The personal and business banking environment in Canada is very competitive among the major banks with some strong regional players. The competition makes it difficult to sustain market share gains and distinctive competitive advantages over the long term. Customers expect more convenient and cost effective banking solutions. Continued success depends upon outstanding customer service and convenience, disciplined risk management practices, and expense management. The Canadian property and casualty insurance industry features a relatively large number of participants each with limited market share. The life and health insurance industry in Canada and the reinsurance market internationally are more consolidated featuring a few large players.

OVERALL BUSINESS STRATEGY
The strategy for Canadian Personal and Commercial Banking is as follows:
•	Integrate the elements of the comfortable customer experience into everything we do.
•	Be recognized as an extraordinary place to work.
•	Use our strengths to build out under-represented businesses.
•	Simplify activities to be an efficient revenue growth engine.
•	Invest in the future to deliver top tier earnings performance consistently.

TABLE 14 CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except as noted)	2010	2009	2008
Net interest income	$7,134	$6,348	$5,790
Non-interest income	3,237	3,101	3,036
Total revenue	10,371	9,449	8,826
Provision for credit losses	1,046	1,155	766
Non-interest expenses	4,934	4,725	4,522
Net income - reported	$3,095	$2,472	$2,424
Selected volumes and ratios
Return on invested capital	33.4%	28.1%	29.3%
Margin on average earning assets (including securitized assets)	2.92	2.90	2.95
Efficiency ratio	47.6	50.0	51.2
Number of Canadian retail branches	1,127	1,116	1,098
Average number of full-time equivalent staff	34,108	32,725	32,167

REVIEW OF FINANCIAL PERFORMANCE
Canadian Personal and Commercial Banking net income for the year was a record $3,095 million, an increase of $623 million, or 25%, from last year. Return on invested capital for the year was 33.4%, compared with 28.1% last year.
Revenue for the year was $10,371 million, an increase of $922 million, or 10%, compared with last year, mainly due to strong volume growth across most banking products. Margin on average earning assets increased 2 bps to 2.92% compared with last year, due to higher margins in real estate secured lending, partially offset by margin compression in deposits due to the prolonged low rate environment and lower mortgage breakage revenue. Volume growth was primarily in real estate secured lending, personal and business deposits and insurance. Real estate secured lending volume, including securitized assets, increased $19.8 billion, or 12%, while consumer loan volume increased $3.8 billion, or 13%. Business loans and acceptances volume increased $1.4 billion, or 5%. Personal deposit volume increased $5.4 billion, or 4%, while business deposit volume increased $6.6 billion, or 14%. Gross originated insurance premiums increased $313 million, or 11%.
PCL for the year was $1,046 million, a decrease of $109 million, or 9%, compared with last year. Personal banking PCL was $950 million, a decrease of $101 million, or 10%, and business banking PCL was $96 million, a decrease of $7 million, or 7%. PCL as a percentage of average assets was 0.4%, decreasing 10 bps from last year. Net impaired loans were $553 million, a decrease of $2 million, compared with last year. Net impaired loans in Commercial Banking were $62 million, a decrease of $51 million, or 45%, compared with last year, due to active file management.  Net impaired loans as a percentage of total loans were 0.85%, compared with 0.93% as at October 31, 2009.
Non-interest expenses for the year were $4,934 million, an increase of $209 million, or 4%, compared with last year primarily due to higher employee compensation, project-related costs, non-credit losses, and the investment in new branches, partially offset by lower litigation costs and capital taxes.
The average FTE staffing levels increased by 1,383, or 4%, compared with last year. The efficiency ratio improved to 47.6%, compared with 50.0% last year.

KEY PRODUCT GROUPS
Personal Banking
•
Personal Deposits - In 2010, the Bank continued to leverage its market share position to deliver strong volume growth across the deposit business lines. While competitive pressure for accounts has been increasing, the Bank maintained its leadership in market share and continued to grow net active accounts.

•	Consumer Lending - Solid growth in personal lending and credit card balances due to increased consumer spending and growing market share in 2010.
•
Real Estate Secured Lending – While the first half of the year saw strong volume growth ahead of the introduction of the HST in Ontario and B.C. and as a result of attractive interest rate levels, the market moderated during the latter half of the year.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	19

Business Banking
•
Commercial Banking - Continued investment in new branch locations, customer-facing resources, and tools resulted in strong volume growth and market share gains across all products, particularly deposits, which saw double digit growth. Credit losses were lower than the previous year as economic conditions stabilized.

•
Small Business Banking - The customer base continued to grow during the year with strong deposit volume growth. Strategic investments continued to be made in additional small business advisors in our retail branches, as well as in sales tools to better enable the retail sales force.

•
Merchant Services Banking – We offer point-of-sale solutions for debit and credit card transactions, supporting over 100,000 business locations across the country. Business volumes and revenue continued to increase in 2010 as a result of stronger spending, the integration of the MasterCard customer portfolio acquired from First Data, and the build of a direct sales force for the businesses.

Insurance
•
TD General Insurance - Strong unit growth in our affinity business and significant repricing of the direct business led to very strong premium growth, consolidating TD Insurance’s position as the leader in the direct personal automobile and home insurance industry and affinity business in Canada.

•
TD Life and Health - Volume growth was solid across product lines due to factors such as higher sales rates, continued double digit growth in Critical Illness and better retention across a customer base of over 3 million Canadians.

•	TD Insurance full-service broker is the 10th largest bank-owned insurance broker in the U.S.

BUSINESS OUTLOOK AND FOCUS FOR 2011
While we continue to benefit from our leadership position in branch hours and the ongoing investment in our network, we expect earnings growth to moderate as increases in volume are expected to be lower across most products and the protracted low rate and competitive pricing environment continues to put pressure on margins. Strong underlying business growth combined with improving margins helped by the Ontario Insurance Reform which became effective September 1, 2010, should provide positive momentum in the insurance business. We expect credit losses to remain stable into 2011. While we will continue to focus on appropriate ongoing investments in our business, we expect expense growth to be moderate next year and positive operating leverage to be maintained.

Our key priorities for 2011 include:
•	Extend our lead on customer service and convenience.
•	Create an integrated customer service experience across all channels.
•	Prepare TDCT for a period of slower growth, exercising expense discipline while eliminating waste and simplifying technology, process and controls.
•	Continue to support under-represented businesses while identifying new sources of revenue.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	20

BUSINESS SEGMENT ANALYSIS
Wealth Management

Through our online brokerage, advice-based, and asset management businesses, TD Wealth Management helps retail and institutional clients build, preserve, and transition wealth.

Global Wealth3
(millions of Canadian dollars)	2010	2009	2008
Revenue4
Discount Brokerage	778	742	743
Asset management	756	643	777
Advice-based	923	820	808
Total Global Wealth5	$2,457	$2,205	$2,328
1
Assets under management: Assets owned by customers, managed by the Bank, where the Bank makes investment selections on behalf of the client (in accordance with an investment policy). In addition to the TD family of mutual funds, the Bank manages assets on behalf of individuals, pension funds, corporations, institutions, endowments and foundations.

2
Assets under administration: Assets owned by customers where the Bank provides services of an administrative nature, such as the collection of investment income and the placing of trades on behalf of the clients (where the client has made their own investments selection).

3	Excludes the Bank’s investment in TD Ameritrade.
4	Certain revenue lines are presented net of internal transfers.
5
Effective the third quarter of 2008, the Bank transferred the U.S. wealth management businesses to the Wealth Management segment for management reporting purposes. Prior periods have not been reclassified as the impact was not material to segment results.

BUSINESS HIGHLIGHTS
•
Wealth Management net income of $641 million was 7% above 2009, while Global Wealth, which excludes TD Ameritrade, was up 30%, primarily due to higher net interest margin and the growth in assets under management and assets under administration due to client growth and improved equity markets. The Bank’s investment in TD Ameritrade contributed earnings of $194 million for the year, 23% lower than the previous year.

•
Revenue increased 11% compared with last year, primarily due to higher fee-based revenue from higher average client assets in the advice-based and asset management businesses and net interest margin expansion. These increases were partially offset by lower transaction revenue in the online brokerage operation in Canada.

•
Global Wealth assets under administration of $224 billion as at October 31, 2010, increased by $33 billion, or 17%, compared with October 31, 2009 primarily due to the addition of new client assets and market appreciation. Assets under management of $183 billion as at October 31, 2010 increased by $12 billion compared with October 31, 2009 due to net new client assets and recent market appreciation.

•
The online brokerage business experienced higher trading volumes, increasing 12% over record volumes experienced in 2009. In the fourth quarter 2010, we launched an innovative global trading platform that provides Canadian customers with direct online access to leading European and Asia Pacific markets. In the U.K., our online brokerage operation maintained the number one market position, as ranked by trades per day.

•	The advice-based businesses grew with the addition of 43 net new client-facing advisors in Canada.
•
TD Mutual Funds successfully launched TD Mutual Fund Corporate Class, Premium Series expansion of fixed income funds and TD Ultra Short Term Bond Funds in the fourth quarter 2010, generating nearly $570 million of net sales in two months.

•	TD Investment Management was recognized by Benefits Canada as the fastest growing pension money manager for 2010 in the greater than $10 billion assets category.1

¹	The recognition is based on the Benefits Canada / CIIN Money Managers Survey conducted for the year ended June 2010.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	21

CHALLENGES IN 2010
•	Transaction revenue for online brokerage business in Canada was significantly impacted by the higher proportion of trades being generated by an active trader segment.
•	Continued low interest rate environment impacted margins.

INDUSTRY PROFILE
TD Wealth Management operates in three geographic regions: Canada, the U.S., and the U.K. In Canada, the industry is extremely competitive consisting of major banks, large insurance companies, and monoline wealth organizations. TD has a leading market share in online brokerage and asset management, and a growing share of the advice-based businesses. Given the level of competition in Canada, success lies in our ability to deliver increased functionality in our online business, and to provide investment solutions and advice to manage our advised clients’ wealth accumulation, preservation and transition to meet their pre-retirement and retirement needs.

In the U.S., the wealth management industry is large but fragmented, consisting of banks, private banks, mutual fund companies and discount brokers. In our Maine-to-Florida footprint, the Bank competes against national and regional banks, as well as brokerages.

In the U.K. and Europe, the industry is led by strong regional players with little pan-European presence or brand. TD competes by providing multi-currency and multi-exchange online brokerage services for retail investors, and custody and clearing services for corporate clients.

OVERALL BUSINESS STRATEGY
Global Online Investing
•	Build on leadership through pricing, best-in-class service, and intuitive functionality while continuing to expand global presence.

Canadian Advice-based Business
•	Provide comprehensive investment and wealth planning services to deliver on pre-retiree and retiree clients’ needs in terms of the preservation and transition of wealth.
•	Continue to deepen the business’s referral relationship with Canadian personal and commercial banking partners.

North American Private Client Group
•	Focus on catering to the investment and advice needs of high net worth clients.
•	Current priorities are to continue alignment of this advisory relationship to deepen referrals, while expanding into high opportunity markets.

North American Asset Management
•	Deepen channel penetration, broaden institutional relationships, and expand international equity capability.

TABLE 15 WEALTH MANAGEMENT
(millions of Canadian dollars, except as noted)	2010	2009	2008
Net interest income	$336	$270	$347
Non-interest income	2,121	1,935	1,981
Total revenue	2,457	2,205	2,328
Non-interest expenses	1,813	1,701	1,615
Net Income
Global Wealth	447	345	480
TD Ameritrade	194	252	289
Total	$641	$597	$769
Selected volumes and ratio − Global Wealth
Assets under administration (billions of Canadian dollars)	$224	$191	$173
Assets under management (billions of Canadian dollars)	183	171	170
Return on invested capital	14.5%	12.8%	19.4%
Efficiency ratio	73.8	77.1	69.4
Average number of full-time equivalent staff	7,043	6,864	6,419

REVIEW OF FINANCIAL PERFORMANCE
Wealth Management net income for the year was $641million, an increase of $44 million, or 7%, compared with last year. Global Wealth net income, which excludes TD Ameritrade, was $447 million, an increase of $102 million, or 30%, mainly due to higher fee-based revenue from higher average client assets in the advice-based and asset management businesses, and higher net interest margin expansion due to effective treasury management strategies. The Bank’s reported investment in TD Ameritrade generated $194 million of net income, a decrease of $58 million, or 23%, compared with last year. The decrease was driven by the translation effect of a stronger Canadian dollar and lower earnings in TD Ameritrade. For its fiscal year ended September 30, 2010, TD Ameritrade reported net income in Canadian dollars was $592 million, a decrease of $52 million, or 8%, compared with last year. Wealth Management’s return on invested capital was 14.5%, compared with 12.8% last year.
   Revenue for the year was $2,457 million, an increase of $252 million, or 11%, compared with last year. The increase was primarily due to higher average assets under management and higher average fees due to change in mix as a result of client preferences. Online brokerage revenue increased slightly due to higher net interest income partially offset by lower transaction revenue. Advice-based revenue increased primarily due to higher average client assets.
   Non-interest expenses for the year were $1,813 million, an increase of $112 million, or 7%, compared with last year. The increase in expenses was mainly due to higher variable compensation associated with the increased fee-based revenue, increased trailer fees related to higher revenue from increased assets under management, the inclusion of U.K. acquisitions, higher volume-related expenses, and our continued investment in growing the sales force in advice-based businesses. These expenses were partially offset by reduced expenses in the U.S. wealth management businesses.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	22

   The average FTE staffing levels for the year increased by 179, or 3%, compared with last year. The increase was mainly due to the U.K. acquisitions, the addition of new client-facing advisors, support staff, and increased processing staff to support higher business volumes. The efficiency ratio for the year improved to 73.8% compared to 77.1% in the prior year.
   Assets under administration of $224 billion as at October 31, 2010 increased by $33 billion, or 17%, compared with October 31, 2009, primarily due to net new client assets and market increases in the second half of the year. Assets under management of $183 billion as at October 31, 2010 increased by $12 billion compared with October 31, 2009.

TD AMERITRADE HOLDING CORPORATION
As at October 31, 2010, the Bank’s reported investment in TD Ameritrade was 45.93% (July 31, 2010 - 45.95%; October 31, 2009 - 45.06%) of the issued and outstanding shares of TD Ameritrade.

On August 6, 2010, the Stockholders Agreement was amended such that: (i) the Bank has until January 24, 2014 to reduce its ownership in TD Ameritrade to 45%; (ii) the Bank is required to commence reduction of its ownership in TD Ameritrade and continue its reduction as long as it can be executed at a price per share equal to or greater than the Bank’s then-applicable average carrying value per share of TD Ameritrade; and (iii) in connection with stock repurchases by TD Ameritrade, the Bank’s ownership interest in TD Ameritrade will not exceed 48%.

The condensed financial statements of TD Ameritrade, based on its Consolidated Financial Statements filed with the SEC, are provided as follows:

TABLE 16 CONDENSED CONSOLIDATED BALANCE SHEET
(millions of U.S. dollars)	As at Sept. 30
	2010	2009
Assets
Receivables from brokers, dealers, and clearing organizations	$1,208	$1,778
Receivables from clients, net of allowance for doubtful accounts	7,391	5,712
Other assets	6,128	10,882
Total assets	$14,727	$18,372
Liabilities
Payable to brokers, dealers, and clearing organizations	$1,934	$2,492
Payable to clients	6,810	9,915
Other liabilities	2,211	2,414
Total liabilities	10,955	14,821
Stockholders’ equity	3,772	3,551
Total liabilities and stockholders’ equity	$14,727	$18,372

TABLE 17 CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(millions of U.S. dollars)	For the years ended
	Sept. 30, 2010	Sept. 30, 2009
Revenues
Net interest revenue	$422	$347
Fee-based and other revenue	2,139	2,061
Total revenues	2,561	2,408
Operating expenses
Employee compensation and benefits	622	511
Other	974	795
Total operating expenses	1,596	1,306
Other expense	53	42
Pre-tax income	912	1,060
Provision for income taxes	320	416
Net income1	$592	$644
Earnings per share - basic	$1.01	$1.11
Earning per share - diluted	$1.00	$1.10
1	The Bank’s equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	23

KEY PRODUCT GROUPS
Global Online Investing
•
TD Waterhouse Discount Brokerage offers a comprehensive product and service offering to self-directed retail investors and to investment counsellors and corporate clients through its Institutional Services business. TD Waterhouse is the largest discount brokerage in Canada by assets under administration and trade volume, and leads the industry in profitability, price, and service. In the U.K. and Europe, TD Waterhouse International provides multi-currency and multi-exchange online brokerage services for retail investors, and custody and clearing services for corporate clients. This business has a leading market share, is ranked number one in trades per day in the U.K., and has recently expanded into Ireland and other areas of Europe.

Canadian Advice-based Business
•
Integrated and closely aligned to Canadian Personal and Commercial Banking, TD’s Canadian advice-based businesses, TD Waterhouse Financial Planning, TD Waterhouse Private Investment Advice, and TD Waterhouse Private Investment Counsel represent a critical mass organization that meets the pre-retirement and retirement needs of clients. Each advice-based business is focused on a discrete segment and offers a specific value proposition which aligns with clients’ asset levels and the complexity of their needs. Together they provide investment solutions and advice to manage clients’ asset accumulation, and the preservation and transition of client wealth.

North American Private Client Group
•
Private Client Group provides comprehensive solutions to the complex needs of high net worth clients. Working in close alignment with the Canadian and U.S. Personal and Commercial Banking segments, Private Client Group provides banking, trust, and discretionary investment management services to high net worth clients. To meet the needs of mass affluent clients in the U.S., a strategic relationship focused primarily on referrals between the U.S. Personal and Commercial Banking segment and TD Ameritrade has been implemented.

North American Asset Management
•
TD Asset Management (TDAM) is a leading North American investment manager comprised of retail and institutional capabilities. In Canada, TD Mutual Funds provides one of the most broadly diversified ranges of mutual funds and professionally managed portfolios. TDAM’s institutional investment business has leading market share in Canada, and is steadily expanding in the U.S. Both units work in close partnership with Wealth Management businesses to align origination, manufacturing, wholesaling and distribution.

BUSINESS OUTLOOK AND FOCUS FOR 2011
We remain cautiously optimistic as we move into 2011. Slower growth in the U.S. economy may continue to negatively impact the equity markets and the low rate interest rate environment continues to put pressure on margins. For the longer term, our prospects for growth remain positive. Our key priorities for 2011 are as follows:
•	Continue to deepen functionality in the online channel by introducing new client solutions by leveraging capabilities from our recent international acquisitions.
•	Continue to build comprehensive solutions in our advice-based businesses, via planning tools and to grow market share by focusing on opportunities in the retirement segment.
•	Continue to deepen our focus on growing our business via expanding our product suite and working closely with our retail partners in the Canadian and U.S. Personal and Commercial Banking businesses.
•	Leverage our premier institutional asset management capabilities as we compete for new mandates.
•	Continue to enhance our technology and operations capabilities to drive further efficiencies across the Wealth Management platform and to provide best-in-class client service levels.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	24

BUSINESS SEGMENT ANALYSIS
U.S. Personal and Commercial Banking

Operating under the brand name, TD Bank, America’s Most Convenient Bank, U.S. Personal and Commercial Banking offers a full range of banking services to more than 6.5 million customers including individuals, businesses, and governments.

Assets1
(millions of Canadian dollars)		Canadian dollars		U.S. dollars
	2010	2009	2008	2010	2009	2008
Consumer loans	$24,026	$20,371	$16,861	$23,550	$18,900	$15,844
Business and government loans	41,545	36,108	35,154	40,722	33,500	33,033
Debt securities classified as loans2	5,054	7,900	-	4,954	7,302	-
Investment securities3	36,590	27,998	28,366	35,866	25,879	26,655
Other assets	11,164	12,261	8,231	10,943	11,333	7,734
Total	$118,379	$104,638	$88,612	$116,035	$96,914	$83,266
1	Excluding all goodwill and other intangibles.
2	As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans.
3	Investment securities at October 31, 2008 include $9,690 million (US $8,354 million) of debt securities reclassified as loans in 2009.

BUSINESS HIGHLIGHTS
•	Achieved US$941 million in reported earnings and US$1 billion in adjusted earnings in a challenging operating environment.
•	Highest adjusted earnings since TD entered the U.S. in 2005.
•	Gained profitable market share on both loans and deposits while maintaining strong credit quality.
•
Grew loans organically by approximately US$3 billion and deposits by US$5 billion since last year (US$7 billion and US$24 billion, including 2010 acquisitions and TD Ameritrade insured deposit accounts), during a significant economic downturn.

•	Solidified our Maine to Florida footprint by closing the South Financial acquisition and acquiring the operations of three Florida banks from the FDIC (“FDIC-assisted transactions”).
•	Successfully integrated the FDIC-assisted Florida transactions during the latter half of 2010. The South Financial Group, Inc. is expected to be integrated in 2011.
•	Continued to lead in customer service and convenience with 44% more store hours than competitors in the Mid-Atlantic and New England footprint.
•	Continued to invest in growing the franchise, adding 32 new stores in fiscal 2010.

CHALLENGES IN 2010
•	Regulatory and legislative changes have impacted the operating environment, TD Bank’s product offering and economics.
•	Low interest rate environment continues which has limited earnings growth potential.
•	Weak loan demand due to slow economic recovery and prolonged weakness in employment.
•	Increased competition has led to pressure on margins.
•	Asset quality has stabilized, but PCL remains high due to high levels of charge-offs.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	25

INDUSTRY PROFILE
The U.S. banking industry has experienced a significant amount of consolidation over the past 18 months largely driven by FDIC-assisted transactions. The personal and business banking environment in the U.S. is very competitive in all areas of the business. TD Bank is subject to vigorous competition from other banks and financial institutions, including savings banks, finance companies, credit unions, and other providers of financial services. The keys to profitability are attracting and retaining customer relationships over the long term by owning the convenience and service space within our operating footprint, effective risk management, rational product pricing, use of technology to deliver products and services for customers anytime and anywhere, optimizing fee-based businesses, and effective control of operating expenses.

OVERALL BUSINESS STRATEGY
The strategy for U.S. Personal and Commercial Banking is to:
•	Deliver superior customer service across all channels.
•	Focus on organic growth (including building new stores), improved productivity, and cross-selling initiatives.
•	Continue to be recognized as the leader in convenience banking.
•	Maintain strong asset quality relative to peers.
•	Execute on the acquisitions and related integration and capture synergies.

TABLE 18 U.S. PERSONAL AND COMMERCIAL BANKING
(millions of dollars, except as noted)		Canadian dollars				U.S. dollars
	2010	2009	2008	1	2010	2009	2008	1
Net interest income	$3,579	$3,607	$2,144		$3,451	$3,093	$2,110
Non-interest income	1,180	1,117	853		1,140	960	842
Total revenue	4,759	4,724	2,997		4,591	4,053	2,952
Provision for credit losses - loans	616	698	226		592	601	222
Provision for credit losses - debt securities
classified as loans	30	250	-		29	209	-
Provision for credit losses - total	646	948	226		621	810	222
Non-interest expenses − reported	2,910	3,213	1,791		2,805	2,391	1,655
Non-interest expenses − adjusted	2,803	2,785	1,679		2,702	2,390	1,335
Net income - reported	973	633	722		941	541	712
Adjustments for items of note, net of income taxes2
Integration and restructuring charges relating to
U.S. Personal and Commercial Banking acquisitions	69	276	84		67	240	82
Net income - adjusted	1,042	909	806		1,008	781	794
Selected volumes and ratios
Return on invested capital	5.8%	4.5%	6.1%		5.8%	4.5%	6.1%
Efficiency ratio - reported	61.1	68.0	59.8		61.1	68.0	59.8
Efficiency ratio - adjusted	58.9	59.0	56.0		58.9	59.0	56.0
Margin on average earning assets (TEB)3	3.49	3.52	3.84		3.49	3.52	3.84
Number of U.S. retail stores	1,269	1,028	1,062		1,269	1,028	1,062
Average number of full-time equivalent staff	19,952	19,594	13,935		19,952	19,594	13,935
1	The wealth management and insurance agency businesses in the U.S. were transferred to other segments effective April 1, 2008. Prior period results were not restated.
2	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Perform” section of this MD&A.
3
Average deposits and margin on average earning assets exclude the impact related to the TD Ameritrade insured deposit accounts (IDA). The IDA is described in Note 34 to the 2010 Consolidated Financial Statements.

REVIEW OF FINANCIAL PERFORMANCE
U.S. Personal and Commercial Banking net income, in Canadian dollar terms for the year was $973 million, an increase of $340 million, or 54%, on a reported basis, and $1,042 million, an increase of $133 million, or 15%, on an adjusted basis, compared with last year. While reported and adjusted net income increased compared with last year, the strengthening of the Canadian dollar against the U.S. dollar decreased the reported and adjusted net income for the year by $120 million and $129 million, respectively. In U.S. dollar terms, reported net income was $941 million, an increase of $400 million, or 74%, on an adjusted basis, net income was US$1,008 million, an increase of US$227 million, or 29%. The increase in adjusted net income was due to higher fee-based revenue, increased loan and deposit volume, and lower PCL on debt securities, partially offset by the impact of Regulation E on overdraft revenue and higher expenses. Adjusted net income for the current and prior year excluded integration and restructuring charges relating to acquisitions. The return on invested capital was 5.8%, compared with 4.5% in 2009. On April 16, 2010, the Bank acquired certain assets and assumed liabilities of three Florida banks in FDIC-assisted transactions. On September 30th, the Bank closed on the acquisition of South Financial. As at October 31, 2010, South Financial had total assets of US$9.7 billion and total deposits of US$8.6 billion.
In U.S. dollar terms, revenue for the year was US$4,591 million, an increase of US$538 million, or 13%, compared with last year, driven by higher fee-based revenue, increased loan and deposit volume, and the impact of acquisitions. Higher fees due to the Commerce integration were partially offset by reductions later in the year due to Regulation E. The margin on average earning assets for the year decreased by 3 bps to 3.49% compared with last year due to the low rate environment.
Total PCL for the year was US$621 million, a decrease of US$189 million, or 23%, compared with last year. PCL for loans was US$592 million which was essentially flat compared with last year, as higher charge-offs were offset by reduced reserve requirements. PCL for loans as a percentage of credit volume was 1.06%, a decrease of 11 bps compared to last year. Net impaired loans includes assets originated by U.S. Personal and Commercial Banking, as well as assets acquired under an FDIC loss sharing agreement (“covered assets”) that substantially reduce the risk of credit losses to the Bank. Net impaired loans, excluding debt securities classified as loans that are impaired and covered assets, were US$1,097 million, an increase of US$284 million, or 35%, compared to October 31, 2009. The increase was largely due to new formations resulting from weakness in the commercial real estate market in the U.S. Net impaired loans, excluding debt securities classified as loans and covered assets, as a percentage of total loans, were 1.7%, compared with 1.5% as at October 31, 2009. Net impaired debt securities classified as loans were US$1,009 million at October 31, 2010. Covered impaired loans were US$32 million at October 31, 2010.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	26

Reported non-interest expenses for the year were US$2,805 million, an increase of US$42 million, or 2%, compared with last year. On an adjusted basis, excluding the items of note for integration and restructuring charges, non-interest expenses were US$2,702 million, an increase of US$312 million, or 13%, due to investments in new stores, investments in infrastructure, and economic and regulatory factors.
The average FTE staffing levels for the year increased by 358, or 2%, compared with last year due to new stores and acquisitions, partially offset by synergies and store consolidation. The reported efficiency ratio for the year improved to 61.1%, compared with 68.0% last year. The adjusted efficiency ratio for the year improved 10 bps to 58.9% compared to last year.

KEY PRODUCT GROUPS
Personal Banking
•
Personal Deposits - Continued to build on our reputation as America’s Most Convenient Bank by opening 32 new stores in fiscal 2010. Delivered strong year-over-year growth driven by maturing stores and a competitive product offering.

•
Consumer Lending - Principal product offerings of home equity loans and lines of credit and auto loans offered through a network of auto dealers continued to grow organically. Loan loss rates have increased over the prior year, but remain at the lower end of loss rates in the industry.

•
Residential Real Estate Secured Lending - Grew profitable market share and franchise customers, with strong credit quality, during a tough economic environment. Loan volumes have increased by approximately US$2 billion over last year driven by higher originations. In-store originations are a key focus to leverage cross-sell opportunities.

•
Small Business Banking and Merchant Services - With a total of US$2.2 billion of loans and US$9.0 billion of deposits, the Small Business Banking group continues to be among the top rated small business lenders in most of our markets. Merchant Services offers point-of-sale settlement solutions for debit and credit card transactions, supporting over 15,000 business locations in our footprint.

Commercial Banking
•
Commercial Banking - While overall commercial loan demand remained tepid in the operating environment, loan volume grew by 2% organically, significantly outperforming peers. While loan losses have increased, primarily in the for-sale residential real estate sector, our overall asset quality remains better than the industry.

BUSINESS OUTLOOK AND FOCUS FOR 2011
We will continue to build on our strength of industry-leading convenience banking, providing superior customer service, and efficient, local decision making. We expect to open in excess of 30 new stores in fiscal 2011. Adjusted for acquisitions, expense growth is expected to moderate and will be driven by investments in future growth including new stores and technology infrastructure. PCL will continue to normalize in 2011. Revenue growth will be muted by the full year impact of Regulation E and prolonged low interest rates. Regulatory and legislative actions will continue to impact the operating environment and economics of TD Bank which will result in an increased focus on evolving the product offering to TD Bank’s customers while maintaining a strong market position. The goal of U.S. Personal and Commercial Banking is to achieve consistent earnings growth over the long-term. Our key priorities for 2011 are as follows:
•	Continue momentum in organic growth of core deposits and loans, while keeping strong credit quality.
•	Continue to deliver convenient banking solutions and services that exceed customer expectations.
•	Continue business expansion by opening new stores in larger markets such as New York, Florida, Boston and Washington DC.
•	Manage controllable expenses closely given increased pressure on revenue.
•	Create a universal financial services institution by broadening and deepening customer relationships through cross-selling initiatives.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	27

BUSINESS SEGMENT ANALYSIS
Wholesale Banking

Our franchise strategy has delivered solid revenue and net income while reducing our overall risk profile.

Revenue
(millions of Canadian dollars)	2010	2009	2008
Investment banking and capital markets	$2,351	$3,154	$553
Corporate banking	454	397	370
Equity investments	69	(330)	327
Total	$2,874	$3,221	$1,250

BUSINESS HIGHLIGHTS
•
Net income on a reported basis for the year of $866 million, a decrease of $271 million, or 24%, compared with last year. Net income on an adjusted basis for the year of $987 million, a decrease of $150 million, or 13%, compared with last year.

•	Return on invested capital of 31%, compared with 30% last year.
•	Solid performance across all business lines.
•	Grew franchise fixed income, currency and commodities businesses and enhanced investment banking capabilities.
•	Maintained top-three dealer status in Canada (for the nine-month period ended September 30, 2010):
- #1 in M&A completed (on rolling 12 month basis)
- #1 in equity block trading
- #2 in fixed-income trading
- #2 in fixed-income underwriting

CHALLENGES IN 2010
•	European sovereign debt crisis negatively impacted credit markets.
•	Low interest rate, low volatility environment led to reduced trading opportunities.
•	New issuance activity declined among key corporate clients.

INDUSTRY PROFILE
The wholesale banking sector in Canada is a mature market with competition primarily coming from the Canadian banks and large global investment firms, and independent dealers in resource sectors. Throughout 2010, moderating financial markets, normalized trading conditions and increased competition have put downward pressure on industry volumes and returns as compared to 2009 and early 2010 levels. Key industry players have shifted their focus to client-driven revenue as they seek to reduce their risk profile and preserve capital. In order to compete effectively, firms offer a complete package of products and solutions to clients. Competition is particularly intense for transactions with high quality counterparties as securities firms focus on prudent risk management. Growth opportunities remain for highly-rated wholesale banks offering a full suite of innovative solutions and services. In particular opportunities will continue to emerge as governments meet growing funding needs and corporations solidify their balance sheets in the current rate environment.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	28

OVERALL BUSINESS STRATEGY
To build the franchise and enhance leadership positions by leveraging TD’s standing as a high quality counter party and providing superior wholesale banking solutions to high quality corporate, government, and institutional clients in liquid and transparent financial markets:
•	We exist to meet client needs. We focus on providing superior execution of client-driven transactions.
•	In Canada, the strategic objective is to continue to strengthen our position as a top investment dealer.
•
In the U.S., our objective is to extend the goals of the Canadian franchise and leverage the networks of our U.S. businesses. The focus is on growing government fixed income and currency trading businesses.

•
Globally, we intend to extend the goals of our North American franchise, including trading in liquid currencies with high quality government, institutional, and corporate clients, as well as underwriting, distributing, and trading high quality fixed income products.

•	Support and enhance TD’s brand with our corporate, government, and institutional client base.

TABLE 19 WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	2010	2009	2008
Net interest income (TEB)	$1,815	$2,488	$1,318
Non-interest income (loss)	1,059	733	(68)
Total revenue	2,874	3,221	1,250
Provision for credit losses	25	164	106
Non-interest expenses	1,395	1,417	1,199
Net income − reported	866	1,137	65
Adjustments for items of note, net of income taxes1
Agreement with Canada Revenue Agency	121	-	-
Net income − adjusted	987	1,137	65
Selected volumes and ratios
Risk-weighted assets (billions of Canadian dollars)	32	34	56
Return on invested capital	30.7%	30.0%	1.8%
Efficiency ratio - reported	48.5	44.0	95.9
Average number of full-time equivalent staff	3,217	3,036	2,961
1	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Perform” section of this MD&A.

REVIEW OF FINANCIAL PERFORMANCE
Wholesale Banking net income for the year was $866 million, a decrease of $271 million, or 24%, on a reported basis, and $987 million, a decrease of $150 million, or 13%, on an adjusted basis, compared with last year. Net income was impacted by a less favourable market environment. Markets normalized and concerns emanating from the European sovereign debt crisis resulted in lower client volumes, tighter bid-offer spreads, and reduced trading opportunities. The return on invested capital for the year was 30.7%, compared with 30.0% last year. This improvement was driven by lower capital stemming from reduced credit exposures, and decreased market risk as a result of lower VaR.
Wholesale Banking revenue was derived primarily from capital markets and corporate lending activities. Revenue for the year was $2,874 million, a decrease of $347 million, or 11%, compared with record revenue last year. Capital markets revenue declined primarily due to lower revenue in fixed income and currency trading, as well as the recovery from the cancellation of a loan commitment in the prior year. Trading revenue moderated from the prior year’s record level as weakening market conditions and increased competition resulted in lower client volumes, and tighter bid-offer spreads. Exceptionally strong results were achieved in the prior year as the dramatic recovery in global financial markets was characterized by narrower credit spreads, improved asset values, market liquidity and an enhanced competitive position which resulted in strong broad-based performance with particularly strong results in fixed income, currency and credit trading. Advisory revenue increased this year from improved market share, while underwriting revenue decreased primarily due to lower equity issuance levels as compared to the prior year. Corporate lending revenue increased due to higher fees and improved margins as the portfolio re-priced. Progress in exiting the investment portfolio resulted in some gains in the current year as compared to significant losses last year.
 PCL comprises specific provision for credit losses and accrual costs for credit protection. The change in market value of the credit protection, in excess of the accrual cost, is reported in the Corporate segment. PCL for the year was $25 million, a decrease of $139 million, or 85%, compared with last year. The decrease was due to the low level of new formations during the year, as well as recoveries in the corporate lending portfolio. The accrual cost of credit protection was $33 million, a decrease of $8 million, or 20%, compared with last year.
Non-interest expenses for the year were $1,395 million, a decrease of $22 million, or 2%, compared with last year. The decrease relates to lower variable compensation related to lower revenue, partially offset by ongoing investments in risk and control infrastructure.

KEY PRODUCT GROUPS
Investment Banking and Capital Markets
•
Investment banking and capital markets revenue, which includes advisory, underwriting, trading, facilitation, and execution services, was $2,351 million, a decrease of $803 million, or 25%, compared with last year. The decrease was primarily due to the normalization of capital markets as compared to very strong fixed income, currency, and credit trading revenue in the prior year. In addition, there was a recovery from the cancellation of a loan commitment in the prior year. Partially offsetting these decreases were higher equity derivatives revenue, and M&A and advisory fees.

Corporate Banking
•
Corporate banking revenue which includes corporate lending, trade finance, and cash management services was $454 million, an increase of $57 million, or 14%, compared with last year. This increase was due to higher margins and loan fees, partially offset by lower average lending volumes.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	29

Equity Investments
•
The equity investment portfolio, currently composed of private equity investments, reported a gain of $69 million, compared with a loss of $330 million in the prior year. The increase is attributable to the exit of the public equity investment portfolio in the prior year, resulting in realized losses on the sale of these investments.

BUSINESS OUTLOOK AND FOCUS FOR 2011
We anticipate a continuation of moderate market conditions, characterized by low volatility and interest rates. This environment, coupled with increased competition will yield fewer trading opportunities; however, stable economic conditions should increase capital markets activity resulting in increases in debt and equity origination and M&A and advisory fees. Lending volumes are expected to remain suppressed and narrower credit spreads will affect pricing and negatively impact revenue. We expect higher PCL as compared to low levels in 2010 which included several recoveries. Our key priorities for 2011 are as follows:
•	Continue to build the franchise by broadening and deepening client relationships and investing in flow-based businesses including U.S. rates and global currency trading businesses.
•	Leverage our core capabilities internationally in select geographies, primarily in the U.S.
•	Maintain an effective risk management and control culture while improving operational efficiency through disciplined expense management.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	30

 BUSINESS SEGMENT ANALYSIS
Corporate

Corporate segment provides centralized advice and counsel to key businesses and comprises the impact of asset securitization programs, treasury management, general provisions for credit losses, tax items at an enterprise level, the elimination of taxable equivalent and other intercompany adjustments, and residual unallocated revenue and expenses.

TABLE 20 CORPORATE
(millions of Canadian dollars)	2010	2009	2008
Corporate segment net loss - reported	$(931)	$(1,719)	$(147)
Adjustments for items of note, net of income taxes1
Amortization of intangibles	467	492	404
Reversal of Enron litigation reserve	-	-	(323)
Decrease (increase) in fair value of derivatives hedging the reclassified available-for-sale securities portfolio	(5)	450	(118)
Decrease (increase) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	4	126	(107)
Provision for (recovery of) income taxes due to changes in statutory income tax rates	(11)	-	20
Provision (release) for insurance claims	(17)	-	20
General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking	(44)	178	-
Settlement of TD Banknorth shareholder litigation	-	39	-
FDIC special assessment charge	-	35	-
Total adjustments for items of note	394	1,320	(104)
Corporate segment net loss - adjusted	$(537)	$(399)	$(251)

Decomposition of items included in net loss - adjusted
Net securitization	$(22)	$(10)	$(69)
Net corporate expenses	(401)	(315)	(268)
Other	(114)	(74)	86
Corporate segment net loss - adjusted	$(537)	$(399)	$(251)
1	For explanation of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this MD&A.

The Corporate segment reported net loss for the year was $931 million, compared with a reported net loss of $1,719 million last year. The adjusted net loss for the year was $537 million, compared with an adjusted net loss of $399 million last year. The year-over-year change in the adjusted net loss was primarily attributable to an increase in net corporate expenses, higher net securitization losses, and the impact of favourable tax-related and other items in the prior year, partially offset by lower losses associated with hedging and treasury activities.

CORPORATE MANAGEMENT
The Corporate segment’s mandate is to provide centralized advice and counsel to our key businesses and to those who serve our global customers directly. This includes support from a wide range of functional groups, as well as the design, development, and implementation of processes, systems, and technologies to ensure that the Bank’s key businesses operate efficiently, reliably, and in compliance with all applicable regulatory requirements.
The corporate management function of the Bank comprises audit, legal, compliance, corporate and public affairs, government and regulatory affairs, economics, enterprise technology solutions, finance, treasury and balance sheet management, people strategies, marketing, office of the ombudsman, enterprise real estate management, risk management, global physical security, strategic sourcing, global strategy, enterprise project management, corporate environment initiatives, and corporate development.
The enterprise Direct Channels and Distribution Strategy group was established within Corporate Operations and is responsible for the online, phone, and ABM/ATM channels, delivering a best in class experience across TD’s North American businesses. The vision of the group is to create an even more integrated, seamless, effortless, and legendary customer and client experience for TD Bank, America’s Most Convenient Bank, TD Canada Trust, and TD Wealth Management, across all channels.
 Ensuring that the Bank stays abreast of emerging trends and developments is vital to maintaining stakeholder confidence in the Bank and to addressing the dynamic complexities and challenges from changing demands and expectations of our customers, shareholders and employees, governments, regulators, and the community at large.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	31

2009 FINANCIAL RESULTS OVERVIEW
Summary of 2009 Performance

TABLE 21 REVIEW OF 2009 FINANCIAL PERFORMANCE
(millions of Canadian dollars)	Canadian		U.S.
	Personal and		Personal and
	Commercial	Wealth	Commercial	Wholesale
	Banking	Management	Banking	Banking	Corporate	Total
Net interest income	$6,348	$270	$3,607	$2,488	$(1,387)	$11,326
Non-interest income	3,101	1,935	1,117	733	(352)	6,534
Total revenue	9,449	2,205	4,724	3,221	(1,739)	17,860
Provision for (reversal of) credit losses	1,155	-	948	164	213	2,480
Non-interest expenses	4,725	1,701	3,213	1,417	1,155	12,211
Income (loss) before provision for income taxes	3,569	504	563	1,640	(3,107)	3,169
Provision for (recovery of) income taxes	1,097	159	(70)	503	(1,448)	241
Non-controlling interests in subsidiaries, net of income taxes	-	-	-	-	111	111
Equity in net income of an associated company,
net of income taxes	-	252	-	-	51	303
Net income (loss) - reported	2,472	597	633	1,137	(1,719)	3,120
Items of note, net of income taxes	-		276		1,320
Net income (loss) - adjusted	$2,472	$597	$909	$1,137	$(399)	$3,120

NET INTEREST INCOME
Reported net interest income was $11,326 million in 2009, an increase of $2,794 million or 33%. The increase was driven by increases in most segments. Canadian Personal and Commercial Banking net interest income increased $558 million, largely due to higher product volumes in personal loans, real-estate secured lending and deposits. U.S. Personal and Commercial Banking reported net interest income increased $1,463 million, largely due to the Commerce acquisition. Wholesale Banking net interest income increased $1,170 million due to higher trading-related net interest income.

NON-INTEREST INCOME
Reported non-interest income was $6,534 million in 2009, an increase of $397 million, or 6%, from 2008. Adjusted non-interest income was $7,294 million, an increase of $1,454 million, or 25%, from 2008. The increase in adjusted non-interest income was largely due to an increase in the Wholesale Banking and U.S. Personal and Commercial Banking segments. Wholesale Banking non-interest income increased mainly due to higher trading-related non-interest income, partially offset by higher net security losses relating to the exit of the equity investment portfolio. U.S. Personal and Commercial Banking reported non-interest income increased largely due to the full-year inclusion of Commerce.

NON-INTEREST EXPENSES
Non-interest expenses for 2009 were $12,211 million, compared with $9,502 million in 2008, an increase of $2,709 million or 29%. The increase in expenses was driven by growth in all segments. Corporate segment non-interest expense increased by $780 million primarily due to the impact of a positive adjustment resulting from the reversal of the Enron litigation reserve in 2008 of $477 million, increases in amortization of intangibles by $76 million and net corporate expenses of $61 million, the settlement of TD Banknorth shareholder litigation of $58 million and a FDIC special assessment charge of $55 million. U.S. Personal and Commercial Banking non-interest expense increased by US$1,001 million, or 57%, primarily due to the full year inclusion of Commerce, higher integration charges, increased FDIC premiums, and the impact of new stores, partly offset by Commerce deal expense synergies during the year. Wholesale Banking non-interest expenses increased by $218 million due primarily to higher variable compensation on stronger results, higher severance costs, and ongoing investments in control processes. Canadian Personal and Commercial banking non-interest expenses increased by $203 million due to higher employee compensation, full year inclusion of the U.S. insurance and credit card businesses, and investment in new branches. Wealth Management non-interest expenses increased by $86 million mainly due to full year inclusion of the U.S. wealth management businesses, higher ownership in Internaxx, U.K., higher volume related expenses, and continued investment in growing the sales force in advice-based businesses, partially offset by lower variable compensation impacted by business results and prudent expense management.

INCOME TAX EXPENSE

Reported total income and other taxes decreased by $195 million, or 15%, from 2008. Income tax expense, on a reported basis, was down $296 million, or 55%, from 2008. Other taxes were up $101 million, or 14%, from 2008. Adjusted total income and other taxes were up $470 million, or 36%, from 2008. Total income tax expense, on an adjusted basis, was up $369 million, or 67%, from 2008.
The Bank’s effective income tax rate, on a reported basis, was 7.6% for 2009, compared with 13.1% in 2008. The year-over-year decrease was primarily caused by a decrease in reported net income before taxes, a proportionate increase in tax exempt income, and a lower effective tax rate on international operations.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	32

BALANCE SHEET
FACTORS AFFECTING ASSETS AND LIABILITIES

Year-over-year comparison - October 31, 2009 vs. October 31, 2008

Total assets of the Bank were $557 billion as at October 31, 2009, a decrease of $6 billion, or 1%, compared with October 31, 2008. The decrease reflected a lower market value of derivatives and decreased securities purchased under reverse purchase agreements, partially offset by an increase in loans (net of allowance for loan losses).

Securities increased by $5 billion largely due to growth in available-for-sale securities in U.S. Personal and Commercial Banking driven by the reinvestment of balances previously invested in securities purchased under reverse repurchase agreements and the reinvestment of TD Bank USA deposits, partially offset by the reclassification of certain debt securities as loans. The translation effect of the weaker Canadian dollar caused the value of securities in U.S. Personal and Commercial Banking to increase by $1 billion.

Securities purchased under resale agreements decreased by $9 billion largely due to the reinvestment of balances into available-for-sale securities in U.S. Personal and Commercial Banking.

Loans (net of allowance for loan losses) were $253 billion, an increase of $34 billion, or 15%, primarily driven by volume growth in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments. Increases in consumer instalment and other personal loans, business and government loans in Canadian Personal and Commercial Banking, and residential mortgages in U.S. Personal and Commercial Banking drove the loan volume growth in 2009. In addition, a further $11 billion increase relates to the reclassification of debt securities as loans. The translation effect of the weaker Canadian dollar caused the value of loans (net of allowance for loan losses) in U.S. Personal and Commercial Banking to increase by $1 billion.

Other declined by $38 billion primarily due to a decrease in the market value of derivatives in Wholesale Banking resulting from movements in interest rates and cross currency swaps, and volatility in currency and interest rate markets.

Total liabilities of the Bank were $518 billion as at October 31, 2009, a decrease of $13 billion, or 2%, compared with October 31, 2008. The net decrease was largely due to a $26 billion decrease in the market value of Wholesale Banking derivatives, partially offset by an increase in deposits. The translation effect of the weaker Canadian dollar caused the value of liabilities in U.S. Personal and Commercial Banking to increase by $2 billion.

Deposits were $391 billion, an increase of $15 billion, or 4%, primarily due to a $31 billion increase in personal deposits, primarily driven by volume increases in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments which were offset by decreases in business and government and trading deposits in Wholesale Banking. The translation effect of the weaker Canadian dollar caused the value of the deposits in U.S. Personal and Commercial Banking to increase by $2 billion.

Other liabilities decreased $28 billion, or 18%, primarily due to a decrease in the market value of derivatives in Wholesale Banking resulting from movements in interest rates and cross currency swaps and volatility in currency and interest rate markets.

Common shares and preferred shares in total increased $3.6 billion, due to new share issuances of $2.1 billion and $1.5 billion, respectively.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	33

2009 FINANCIAL RESULTS OVERVIEW
2009 Financial Performance by Business Line

Canadian Personal and Commercial Banking net income for the year was a record $2,472 million, an increase of $48 million, or 2%, from the prior year. Return on invested capital decreased from 29% last year to 28% in 2009.
Revenue for the year was $9,449 million, an increase of $623 million, or 7%, compared with last year mainly due to strong net interest income. The main contributor to revenue growth was solid broad-based volume growth particularly in personal and business deposits and real estate secured lending, which was partly offset by margin compression mainly from deposits.
Compared with last year, real estate secured lending average volume (including securitizations) grew by $18 billion, or 12%, credit card lending volume grew by $1 billion, or 15%, and personal deposit volume grew $15 billion, or 14%. Business deposits grew by $7 billion, or 16%, and originated gross insurance premiums grew by $247 million, or 10%. Personal loans grew by $12 billion, or 9%, and business loans and acceptances grew by $2 billion, or 7%.
Margin on average earning assets decreased by 5 bps to 2.90% compared with last year due to margin compression primarily from the low overall level of interest rates.
Provision for credit losses (PCL) for the year was $1,155 million, an increase of $389 million, or 51%, compared with last year. Personal banking PCL was $1,065 million, an increase of $347 million, or 48%, compared with last year, mainly due to higher loss rates on credit cards and unsecured lines of credit. Business banking PCL was $90 million, an increase of $42 million, or 88%, compared with the prior year reflecting the weaker economic conditions. PCL as a percentage of credit volume was 0.52%, increasing 14 bps from last year.
Non-interest expenses for the year were $4,725 million, an increase of $203 million, or 4%, compared with last year. Higher employee compensation, the full year inclusion of the U.S. insurance and credit card businesses transferred to the segment in the third quarter of 2008, and investment in new branches contributed to the increase in expenses. The average full-time equivalent (FTE) staffing levels increased by 558, or 2%, from last year. This increase was due to the full year inclusion of the U.S. insurance and credit card businesses and increases in the insurance, business banking, and real estate secured lending businesses. The efficiency ratio for the year improved to 50.0% compared with 51.2% last year.

Wealth Management net income for the year was $597 million, a decrease of $172 million, or 22%, compared with last year. The decrease was primarily due to lower revenue in mutual funds driven by lower average assets under management and lower average fees, net interest margin compression, and lower income from the Bank’s reported investment in TD Ameritrade. These declines were partially offset by higher trading volumes in the online brokerage operation, increased long-term mutual fund sales, and increased revenue from new issues. The Bank’s reported investment in TD Ameritrade generated net income for the year of $252 million, a decrease of $37 million, or 13%, compared with the same period last year. The return on invested capital for the year was 13%, compared with 19% last year.
Global Wealth revenue for the year was $2,205 million, a decrease of $123 million, or 5%, compared with last year. Asset management revenue decreased due to lower average assets under management and lower average fees. Online brokerage revenue declined slightly due to decreases from lower interest spread revenue which was partially offset by record trading volumes and higher ownership in Internaxx, U.K. Advice-based revenue increased primarily due to the full year inclusion of the U.S. wealth management businesses.
Non-interest expenses were $1,701 million in 2009, an increase of $86 million, or 5%, compared with last year. The increase in expenses was mainly due to the full year inclusion of the U.S. wealth management businesses, higher ownership in Internaxx, U.K., higher volume-related expenses, and our continued investment in growing the sales force in advice-based businesses. These expenses were partially offset by lower variable compensation impacted by business results and prudent expense management.
Average FTE staffing levels increased by 445, or 7%, compared with last year. The increase was mainly due to the inclusion of the U.S. wealth management businesses, the addition of new client-facing advisors and support staff, and increased processing staff to handle a higher number of new accounts related to the Tax Free Savings Account and higher trading volumes. The efficiency ratio for the year worsened to 77.1% compared to 69.4% in the prior year, primarily due to the decline in revenue and the inclusion of U.S. wealth management businesses.
 TD Ameritrade’s contribution to Wealth Management’s net income was $252 million, down $37 million, or 13%, compared with last year. TD Ameritrade’s underlying net income decreased US$160 million, or 20%, compared to last year, driven mainly by a 33% decline in asset-based revenue and a 6% rise in non-interest expenses this year. However, Wealth Management’s equity share of TD Ameritrade’s net income declined 13% year-over-year due to lower base earnings and rising segment allocations. This was partially offset by the positive translation effect of a weaker Canadian dollar and the increase in the Bank’s beneficial ownership of TD Ameritrade shares.
Assets under administration of $191 billion as at October 31, 2009 increased by $18 billion, or 10%, compared with October 31, 2008, primarily due to net new client assets and market increases in the second half of the year. Assets under management of $171 billion as at October 31, 2009 increased by $1 billion compared with October 31, 2008.

U.S. Personal and Commercial Banking effective the quarter ended April 30, 2009, the reporting periods of all units within U.S. Personal and Commercial Banking are now aligned with the Bank. Previously, the results of TD Banknorth and Commerce were reported on a one month lag. The results for the year include net income for the period October 1, 2008 to October 31, 2009, while the results for January 2009 has been excluded from the results of U.S. Personal and Commercial Banking during the year.
U.S. Personal and Commercial Banking reported net income and adjusted net income were $633 million and $909 million, respectively, for the current year, compared with $722 million and $806 million, respectively, in the prior year. Adjusted net income for the current year excludes $276 million (US$240 million) of after-tax charges related to restructuring and integration expenses while the prior year excludes $70 million (US$68 million) of such after-tax charges. The $103 million, or 13%, increase in adjusted net income related primarily to the full year inclusion of Commerce results this year and the translation effect of a weaker Canadian dollar, partially offset by higher PCL. Actual adjusted net income for the current year is lower than the previously announced estimate, as the effects of the economic slowdown, the low interest rate environment, and higher PCL adversely affected growth rates in the segment compared to management’s earlier expectations. Return on invested capital decreased from 6.1% last year to 4.5% in 2009.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	34

Revenue for the year was US$4,053 million, an increase of US$1,101 million, or 37%, compared with last year, primarily due to the full year inclusion of Commerce results. Adjusted for the impact of Commerce, revenue decreased slightly due largely to margin compression (including effects of higher non-performing assets), partially offset by strong loan and deposit growth. Margin on average earning assets declined by 32 bps to 3.52% compared with last year due to the low rate environment and increased levels of non-performing loans.
Certain debt securities, including all non-agency collateralized mortgage obligations (CMOs), which were previously accounted for as available-for-sale securities were reclassified to loans in 2009 as a result of amendments to Canadian GAAP which provide that debt securities that are not quoted in an active market may be classified as loans. These debt securities were reclassified at their amortized cost retroactive to November 1, 2008. As at October 31, 2009, debt securities with an amortized cost of US$7.3 billion ($7.9 billion) were reclassified as loans. The impact of reclassification was the reversal of the unrealized loss recognized in other comprehensive income (OCI) with the offset being an increase in the carrying value of the assets. Under a loan accounting framework, a general allowance was also required for certain reclassified debt securities. The general allowance was retroactively established for certain debt securities and totalled US$256 million at October 31, 2009. The general allowance was recorded by a US$89 million provision recorded as an adjustment to November 1, 2008, opening retained earnings, a US$75 million provision in the first quarter of 2009, a US$95 million provision in the second quarter of 2009, and a US$3 million reversal in the fourth quarter of 2009. In the fourth quarter of 2009 a US$42 million specific reserve was also recorded against certain of these debt securities. The fair value of this portfolio as at October 31, 2009 was approximately US$7.0 billion, or US$321 million below their carrying value, net of specific allowance for credit losses.
PCL was US$810 million, an increase of US$588 million, or 265%, compared with last year. Higher provisions related largely to higher levels of charge-offs, higher reserve requirements resulting from the economic recession in the U.S, and $209 million of provisions on debt securities classified as loans. Net impaired loans were US$993 million, an increase of US$680 million, or 217%, compared to October 31, 2008 due to net new formations resulting from continued weakness in the real estate markets, the recession in the U.S, and US$181 million for impaired debt securities classified as loans.
Reported non-interest expenses were US$2,763 million, an increase of US$1,001 million, or 57%, compared with last year, due primarily to the full year inclusion of Commerce, higher integration charges, increased FDIC premiums, and the impact of new stores, partly offset by Commerce deal expense synergies during the year. Excluding restructuring and integration charges, adjusted expenses increased US$736 million, or 44%. The reported efficiency ratio for the year worsened to 68.0%, compared with 59.8% last year. The adjusted efficiency ratio for the year worsened to 59.0%, compared with 56.1% in 2008. The efficiency ratios worsened primarily due to margin compression, higher FDIC premiums, and new store openings. The total year end FTE staff level increased by 5,659, or 41%, compared with last year end due to the achievement of synergies partially offset by the impact of opening 33 new stores in 2009. Additional reductions are expected in the first quarter of 2010 as integration efforts wind down.

Wholesale Banking net income for the year was a record $1,137 million, an increase of $1,072 million compared with last year. Net income was impacted by a substantially improved trading environment characterized by increased liquidity, improved asset values, and periods of elevated volatility which resulted in high client volumes and trading opportunities. The return on invested capital for the year was 30%, compared with 2% last year.
Wholesale Banking revenue was derived primarily from capital markets, corporate lending activities, and investing. Revenue for the year was a record $3,221 million, an increase of $1,971 million, or 158%, compared with last year. Capital markets revenue increased significantly compared with last year primarily due to strong credit, interest rate, and foreign exchange trading revenue, recovery from the cancellation of a loan commitment, higher energy and equity trading, and underwriting revenue. Strong results in interest rate and foreign exchange businesses were driven by wider margins, increases in client activity, and improved asset values as credit spreads tightened. Strong results were also achieved in credit trading compared to credit trading losses in 2008 arising from the severe decline in global market liquidity. The narrowing of credit spreads and outperformance of cash products relative to derivatives resulted in a significant improvement in credit trading revenue. The narrowing of credit spreads also led to a substantial increase in other comprehensive income from gains on the mark-to-market of certain debt securities reclassified from trading to available-for-sale last year. Energy trading revenue increased primarily due to strong client volumes and trading gains from declining natural gas prices. Equity trading revenue increased primarily due to a recovery of global equity markets compared to significant declines last year. Advisory and underwriting revenue were higher reflecting stronger levels of market activity as clients recapitalized to leverage low debt financing costs and investor demand for new equity issues increased. Corporate lending revenue increased primarily due to higher average lending volumes and higher margins. The equity investment portfolio posted significant losses in the year driven by realized net security losses due to the strategic decision to exit the Bank’s public equity investment portfolio.
 PCL comprises specific provision for credit losses and accrual costs for credit protection. The change in market value of the credit protection, in excess of the accrual cost, is reported in the Corporate segment. PCL was $164 million in 2009, an increase of $58 million, or 55%, compared with prior year. In 2009, PCL increased primarily due to two exposures in the corporate lending portfolio and a single exposure in the private equity portfolio. The accrual cost of credit protection was $41 million, a decrease of $6 million, or 13%, compared with the prior year. Wholesale Banking continues to actively manage credit risk and held $1.4 billion in credit protection against the lending portfolio, a decline of $900 million, or 39%, from last year.
Non-interest expenses for the year were $1,417 million, an increase of $218 million, or 18%, compared with last year. The increase relates primarily to higher variable compensation on stronger results, higher severance costs, and ongoing investments in control processes.
RWA declined by $22 billion, or 39%, to $34 billion this year, primarily due to lower market risk as measured by Value-at-Risk (VaR), the exit of the public equity investment portfolio, and continued reductions in credit trading positions outside North America.

Corporate segment reported net loss for the year was $1,719 million, compared with a reported net loss of $147 million in 2008. The adjusted net loss for the year was $399 million, compared with an adjusted net loss of $251 million last year. The year-over-year change in the adjusted net loss was primarily attributable to lower tax benefits reported this year, losses associated with retail hedging and corporate financing activities, and higher unallocated corporate expenses that were partially offset by a decrease in net securitization losses.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	35

GROUP FINANCIAL CONDITION
Balance Sheet Review

AT A GLANCE OVERVIEW
•	Total assets were $620 billion as at October 31, 2010, an increase of $62 billion, or 11%, compared with October 31, 2009.

TABLE 22 SELECTED CONSOLIDATED BALANCE SHEET ITEMS
(millions of Canadian dollars)	2010	2009
Securities	$171,612	$148,823
Securities purchased under reverse repurchase agreements	50,658	32,948
Loans (net of allowance for loan losses)	270,020	253,128
Deposits	429,971	391,034

FACTORS AFFECTING ASSETS AND LIABILITIES

Total assets were $620 billion as at October 31, 2010, an increase of $62 billion, or 11%, compared with October 31, 2009. The increase reflected a $23 billion increase in securities, an $18 billion increase in securities purchased under reverse repurchase agreements, a $17 billion increase in loans (net of allowance for loan losses) and a $5 billion increase in other assets.

Securities increased by $23 billion largely due to growth in available-for-sale securities in U.S. Personal and Commercial Banking driven by the investment of TD Ameritrade deposits. The translation effect of the stronger Canadian dollar caused the value of securities in U.S. Personal and Commercial Banking to decrease by $4 billion.

Securities purchased under reverse repurchase agreements increased by $18 billion largely due to an increase in Wholesale Banking.

Loans (net of allowance for loan losses) increased $17 billion, or 7%, primarily driven by volume growth in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments. The increase in Canadian Personal and Commercial Banking loans was due to increases in consumer instalment and other personal loans, residential mortgages, and business and government loans. U.S. Personal and Commercial Banking loans increased primarily due to business and government loans and residential mortgages. The FDIC-assisted transactions and the acquisition of The South Financial Group, Inc. added $8 billion to total loans. The translation effect of the stronger Canadian dollar caused the value of loans (net of allowance for loan losses) in U.S. Personal and Commercial Banking to decrease by $4 billion.

Other assets increased by $5 billion primarily due to an increase in the market value of derivatives and other assets in Wholesale Banking.

Total liabilities were $577 billion as at October 31, 2010, an increase of $59 billion, or 11%, compared with October 31, 2009. The net increase was primarily due to a $39 billion increase in deposits and a $21 billion increase in other liabilities. The translation effect of the stronger Canadian dollar caused the value of liabilities in U.S. Personal and Commercial Banking to decrease by $11 billion.

Deposits increased $39 billion, or 10%, primarily due to a $26 billion increase in personal deposits, primarily driven by volume increases in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments, and $18 billion increase in business and government deposits, and higher TD Ameritrade insured deposit accounts, partially offset by a $12 billion decrease in trading deposits in the Wholesale Banking segment. The FDIC-assisted transactions and the acquisition of The South Financial Group added $11 billion to total deposits. The translation effect of the stronger Canadian dollar caused the value of the deposits in U.S. Personal and Commercial Banking to decrease by $9 billion.

Other liabilities increased $21 billion, or 18%, primarily due to a $15 billion increase in obligations related to securities sold short and under repurchase agreements and a $6 billion increase in the market value of derivatives, driven by Wholesale Banking.

Shareholders’ equity increased by $4 billion primarily due to retained earnings growth and higher common share capital due to new share issuances.

U.S. GAAP
See the Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles contained in the Bank’s annual report on Form 40-F for fiscal 2010 filed with the SEC and available on the Bank’s website at http://www.td.com/investor/index.jsp and at the SEC’s website (http://www.sec.gov).
Total assets under U.S. GAAP were $577 billion as at October 31, 2010, $43 billion lower than under Canadian GAAP. The difference was primarily due to the netting of derivative balances which is permitted under U.S. GAAP where there is a legal right to offset. Under Canadian GAAP the netting of derivative balances is only permitted where there is a legal right to offset and there is an intention to settle the contracts simultaneously. Other differences include accounting for non-cash collateral which requires certain non-cash collateral received in securities lending transactions to be recognized as an asset, and a corresponding liability recorded for the obligation to return the collateral. Under Canadian GAAP, non-cash collateral received as part of a security lending transaction is not recognized in the Consolidated Balance Sheet. Total liabilities under U.S. GAAP were $533 billion as at October 31, 2010, $43 billion lower than under Canadian GAAP. The difference was due primarily to the netting of derivative balances under U.S. GAAP as described above. Other differences include accounting for non-cash collateral received in securities lending transactions also as described above and certain preferred shares recognized as liabilities under Canadian GAAP were reclassified to equity under U.S. GAAP.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	36

GROUP FINANCIAL CONDITION
Credit Portfolio Quality

AT A GLANCE OVERVIEW
•	Loans and acceptances portfolio net of allowances for credit losses was $278 billion, an increase of $15 billion from the prior year.
•	Impaired loans after specific allowance were $1,716 million, an increase of $159 million.
•	Provision for credit losses was $1,625 million, compared with $2,480 million in the prior year.
•	Total allowances for credit losses decreased by $52 million to $2,587 million in 2010.

LOAN PORTFOLIO
Overall in 2010, the Bank’s credit quality remained stable despite uncertain economic conditions, due to established business and risk management strategies and a continuing low interest rate environment. During 2010, the loans and acceptances portfolio continued to be diversified between retail and business and government. The Bank increased its credit portfolio by $15 billion, or 6%, from the prior year, largely due to volume growth in the Canadian and U.S. Personal and Commercial Banking segments and the U.S. acquisitions.
The Bank experienced growth in new impaired loan formations during the year, driven largely by increases in both the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments. The increase in impaired loans in Canadian Personal and Commercial Banking was due primarily to volume increases and the impact of higher unemployment and consumer bankruptcies on the personal portfolio. Impaired loan growth in U.S. Personal and Commercial Banking was largely due to continued weakness in the real estate sector and to higher defaults across most portfolios.
The majority of the credit risk exposure is related to the loan and acceptances portfolio. However, the Bank also engaged in activities that have off-balance sheet credit risk. These include credit instruments and derivative financial instruments, as explained in Note 32 to the 2010 Consolidated Financial Statements.

CONCENTRATION OF CREDIT RISK
During 2010, the Bank increased its credit portfolio by $18 billion or 7% compared to prior year largely due to volume growth in the Canadian and U.S. Personal and Commercial Banking segments and the U.S. acquisitions.
The Bank’s loan portfolio continued to be dominated by the Canadian and U.S. residential and personal portfolios which represented 64% of net loans including acceptances, compared with 63% in 2009 and 62% in 2008. During the year, the portfolio, which is primarily composed of residential mortgages, consumer instalment and other personal loans increased by $12 billion, or 7%, and totalled $180 billion at year end. Residential mortgages represented 25% of the portfolio in 2010, 25% in 2009, and 25% in 2008. Consumer instalment and other personal loans were 39% of total loans net of specific allowance in 2010, compared with 39% in 2009 and 37% in 2008.
The Bank’s business and government credit exposure was 31% of total loans net of specific allowance, in line with 2009. The largest business and government sector concentrations in Canada were the real estate and financial sectors, which comprised 5% and 2% of total loans and acceptances net of specific allowance, respectively. Real estate was the leading U.S. sector of concentration and represented 5% of net loans, in line with 2009.
Geographically, the credit portfolio remained concentrated in Canada. In 2010, the percentage of loans held in Canada was 72%, up from 71% in 2009. The largest Canadian exposure was in Ontario, which represented 55% of total loans net of specific allowance for 2010, up from 54% in 2009.
The balance of the credit portfolio was predominantly in the U.S., which represented 24% of the portfolio, up from 23% in 2009 primarily due to the U.S. acquisitions. Exposure to other geographic regions was limited. The largest U.S. exposures by state were in New York and New Jersey, each of which represented 4% of total loans net of specific allowance, compared with 5% in 2009.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	37

TABLE 23 LOANS AND ACCEPTANCES, NET OF ALLOWANCE BY INDUSTRY SECTOR
(millions of Canadian dollars, except as noted)							Percentage of total
			2010	2009	2008	3	2010	2009	2008	3
	Gross	Specific	Net	Net	Net
	loans	Allowance	loans	loans	loans
Canada
Residential mortgages1,2	$61,516	$11	$61,505	$58,239	$52,799		22.0%	22.0%	22.8%
Credit card, consumer instalment and other personal	94,783	127	94,656	88,478	74,089		33.9	33.4	32.0
Total personal	156,299	138	156,161	146,717	126,888		55.9	55.4	54.8
Real estate
Residential	9,545	14	9,531	9,069	8,516		3.4	3.4	3.6
Non-residential	4,466	1	4,465	3,788	2,907		1.6	1.4	1.3
Total real estate	14,011	15	13,996	12,857	11,423		5.0	4.8	4.9
Agriculture	2,601	3	2,598	2,383	2,351		0.9	0.9	1.0
Automotive	1,108	3	1,105	992	1,167		0.4	0.4	0.5
Chemical	565	-	565	341	613		0.2	-	0.3
Financial4	5,360	4	5,356	6,295	6,758		1.9	2.4	2.8
Food, beverage, and tobacco	1,048	3	1,045	1,230	1,429		0.4	0.5	0.6
Forestry	377	1	376	445	438		0.1	0.2	0.2
Government and public sector entities	2,900	1	2,899	1,395	1,315		1.0	0.5	0.6
Health and social services	2,934	6	2,928	2,552	2,244		1.1	1.0	1.0
Industrial construction and trade contractors	1,160	5	1,155	1,019	952		0.4	0.4	0.4
Media and entertainment	605	5	600	767	1,023		0.2	0.3	0.4
Metals and mining	566	3	563	788	1,210		0.2	0.3	0.5
Pipelines, oil, and gas	1,899	11	1,888	2,465	3,311		0.7	0.9	1.4
Power and utilities	951	-	951	960	1,203		0.3	0.4	0.5
Retail sector	2,036	8	2,028	1,996	1,929		0.7	0.8	0.9
Sundry manufacturing and wholesale	905	28	877	825	952		0.3	0.3	0.4
Telecommunications and cable	418	-	418	434	692		0.2	0.2	0.3
Transportation	487	-	487	516	580		0.2	0.2	0.3
Other	4,079	13	4,066	3,754	2,852		1.5	1.4	1.2
Total business & government2	44,010	109	43,901	42,014	42,442		15.7	15.9	18.2
Total Canada	200,309	247	200,062	188,731	169,330		71.6	71.3	73.0
United States
Residential mortgages	9,398	20	9,378	7,390	4,773		3.3	2.8	2.1
Credit card, consumer installment and other personal	14,513	56	14,457	13,796	12,778		5.2	5.2	5.5
Total personal	23,911	76	23,835	21,186	17,551		8.5	8.0	7.6
Real estate
Residential	4,001	74	3,927	4,253	4,019		1.4	1.6	1.7
Non-residential	9,853	36	9,817	9,359	9,349		3.5	3.5	4.0
Total real estate	13,854	110	13,744	13,612	13,368		4.9	5.1	5.7
Agriculture	260	1	259	391	505		0.1	0.1	0.2
Automotive	1,288	4	1,284	1,178	1,419		0.5	0.4	0.6
Chemical	1,102	5	1,097	883	584		0.4	0.3	0.3
Financial4	2,564	5	2,559	2,522	2,595		0.9	1.0	1.1
Food, beverage, and tobacco	1,256	3	1,253	1,211	1,212		0.5	0.5	0.6
Forestry	405	1	404	453	664		0.2	0.2	0.3
Government and public sector entities	2,048	1	2,047	1,855	1,436		0.7	0.7	0.6
Health and social services	4,881	7	4,874	3,978	3,137		1.7	1.5	1.4
Industrial construction and trade contractors	1,260	10	1,250	1,178	1,252		0.5	0.4	0.5
Media and entertainment	687	14	673	731	831		0.2	0.3	0.4
Metals and mining	758	4	754	648	729		0.3	0.2	0.3
Pipelines, oil, and gas	692	-	692	775	1,088		0.3	0.3	0.5
Power and utilities	915	-	915	774	534		0.3	0.3	0.2
Retail sector	2,840	24	2,816	2,631	3,101		1.0	1.0	1.3
Sundry manufacturing and wholesale	1,158	10	1,148	1,227	1,021		0.4	0.5	0.4
Telecommunications and cable	525	-	525	633	1,079		0.2	0.2	0.5
Transportation	2,049	6	2,043	1,261	1,251		0.7	0.5	0.5
Other	4,590	9	4,581	3,248	3,608		1.6	1.2	1.6
Total business & government1	43,132	214	42,918	39,189	39,414		15.4	14.7	17.0
Total United States	67,043	290	66,753	60,375	56,965		23.9	22.7	24.6
International
Personal	11	-	11	8	9		-	-	-
Business & government	3,262	-	3,262	4,669	5,544		1.2	1.8	2.4
Total international	3,273	-	3,273	4,677	5,553		1.2	1.8	2.4
Total excluding other loans	270,625	537	270,088	253,783	231,848		96.7	95.8	100.0
Other loans
Debt securities classified as loans5	7,591	140	7,451	11,101	-		2.7	4.2	-
FDIC covered loans6	1,870	-	1,870	-	-		0.6	-	-
Total other loans	9,461	140	9,321	11,101	-		3.3	4.2	-
Total	280,086	677	279,409	264,884	231,848		100.0%	100.0%	100.0%
General allowance
Personal, business & government			1,469	1,533	1,184
Debt securities classified as loans5			163	277	-
FDIC covered loans6			-	-	-
Total general allowance			1,632	1,810	1,184
Total net of allowance			$277,777	$263,074	$230,664
Percentage change over previous year - loans and acceptances, net of specific allowance			5.5%	14.3%	24.5%
Percentage change over previous year - loans and acceptances, net of allowance			5.6%	14.1%	24.6%
1
Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $188 million (2009 – $140 million) and amortized cost of $188 million (2009 – $142 million), and loans designated as trading under the fair value option of $85 million (2009 – $210 million) and amortized cost of $86 million (2009 – $226 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

2
Effective 2009, multiple-unit residential (MUR) mortgages, and any related credit losses, have been reclassified from personal - residential mortgages to business and government retroactively to 2008. This is to achieve consistent reporting across all operating business segments.

3
The presentation of 2008 has been reclassified to conform to the current presentation of reporting real estate secured loans under the borrower’s appropriate industry sector rather than as a real estate loan. Additionally in 2009, certain automotive and industrial construction and trade contractor loans were reclassified to the financial sector.

4	The Bank has no direct or derivative exposures to monoline insurance counterparties.
5	As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans.
6
Loans subject to the loss share agreements with the FDIC are considered “FDIC covered loans”. The credit losses related to FDIC covered loans are determined net of the amount expected to be reimbursed by the FDIC.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	38

TABLE 24 LOANS AND ACCEPTANCES, NET OF SPECIFIC ALLOWANCE BY GEOGRAPHY
(millions of Canadian dollars, except as noted)						Percentage of total
			2010	2009	2008	2010	2009	2008

	Gross	Specific	Net	Net	Net
	loans	allowance	loans	loans	loans
Canada
Atlantic provinces	$2,825	$5	$2,820	$2,719	$2,592	1.0%	1.0%	1.1%
British Columbia and territories1	16,314	24	16,290	15,973	13,785	5.8	6.0	5.9
Ontario1	153,018	169	152,849	142,521	128,563	55.0	53.9	55.5
Prairies1	21,005	32	20,973	20,729	18,135	7.5	7.9	7.8
Québec	7,147	17	7,130	6,789	6,255	2.5	2.6	2.7
Total Canada	200,309	247	200,062	188,731	169,330	71.8	71.4	73.0
United States
Carolinas (North and South)	4,373	-	4,373	-	-	1.5	-	-
Florida	3,223	10	3,213	1,315	1,425	1.1	0.5	0.6
New England2	24,441	113	24,328	23,115	21,874	8.7	8.7	9.5
New Jersey	12,440	53	12,387	13,104	9,162	4.4	4.9	4.0
New York	11,204	49	11,155	13,140	13,756	4.0	4.9	5.9
Pennsylvania	5,617	37	5,580	5,350	6,945	2.0	2.0	3.0
Other	5,745	28	5,717	4,351	3,803	2.0	1.6	1.6
Total United States3	67,043	290	66,753	60,375	56,965	23.7	22.6	24.6
International
Europe	2,382	-	2,382	1,598	2,618	0.9	0.6	1.1
Other	891	-	891	3,079	2,935	0.3	1.2	1.3
Total international	3,273	-	3,273	4,677	5,553	1.2	1.8	2.4
Total excluding other loans	270,625	537	270,088	253,783	231,848	96.7	95.8	100.0
Other loans	9,461	140	9,321	11,101	-	3.3	4.2	-
Total	280,086	677	279,409	264,884	231,848	100.0	100.0%	100.0%
General allowance			1,632	1,810	1,184
Total, net of allowance			$277,777	$263,074	$230,664
Percentage change over previous year - loans and acceptances, net of specific allowance			2010	2009
Canada			6.0%	11.5%
United States			10.6	6.0
International			(30.0)	(15.8)
Other loans			-0.2%	0.0%
1	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
2	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
3
Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $188 million (2009 – $140 million) and amortized cost of $188 million (2009 – $142 million), and loans designated as trading under the fair value option of $85 million (2009 – $210 million) and amortized cost of $86 million (2009 – $226 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

Loans authorized and amounts outstanding to Canadian and U.S. small and mid-sized business customers are provided below.

TABLE 25 LOANS TO SMALL AND MID-SIZED BUSINESS CUSTOMERS
(millions of Canadian dollars)		Loans authorized			Amount outstanding
Loan amount	2010	2009	2008	2010	2009	2008
$0 - $24,999	$3,456	$1,246	$1,191	$516	$568	$549
$25,000 - $49,999	1,264	1,239	1,097	723	734	639
$50,000 - $99,999	2,260	2,072	1,973	1,382	1,170	1,098
$100,000 - $249,999	5,776	4,493	4,623	4,090	2,737	2,870
$250,000 - $499,999	6,698	4,672	4,760	5,042	2,853	3,034
$500,000 - $999,999	7,848	5,161	5,614	5,785	2,757	3,284
$1,000,000 - $4,999,999	20,557	15,309	18,203	14,404	7,306	9,987
Total1	$47,859	$34,192	$37,461	$31,942	$18,125	$21,461
1	Personal loans used for business purposes are not included in these totals.

IMPAIRED LOANS
An impaired loan is any loan when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. Purchased impaired loans are not reported as impaired loans as long as expected cash flows continue to equal or exceed the amounts expected at acquisition. Gross impaired loans were $3,456 million in 2010, up $1,145 million, or 50%, over 2009 primarily due to increased impairment of debt securities classified as loans which represented $929 million of this increase, or 27% of total 2010 gross impaired loans. Excluding debt securities, gross impaired loans increased $216 million, or 10% over 2009. Gross impaired loan formations decreased year-over-year.
In Canada, residential and personal loans generated net impaired loans of $465 million, an increase of $83 million, or 22%, over 2009 and evenly distributed across these two segments. Residential mortgages represented the most significant portion of this increase. Business and government loans generated $115 million in net impaired loans, a decrease of $138 million, or 55%, over 2009. Business and government impaired loans were distributed across industry sectors. Impaired loan increases in 2010 were due to higher residential and personal loan volumes combined with continued economic uncertainty which generated elevated default rates across most portfolios.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	39

In the U.S., residential and personal loans generated net impaired loans of $192 million, an increase of $21 million, or 12%, over 2009. Residential mortgages represented the most significant portion of this increase. Business and government loans generated $943 million in net impaired loans, an increase of $192 million, or 26%, over 2009. Business and government impaired loans were highly concentrated in the real estate sector. Impaired loans increases in 2010 were due to continued weakness in the U.S. real estate sector.
Geographically, 21% of total impaired loans net of specific allowance were generated in Canada and 41% in the U.S. The balance of 37% was primarily attributed to the debt securities classified as loans. Impaired loans in Canada were concentrated in Ontario, which represented 12% of total impaired loans net of specific allowance, down from 25% in 2009. U.S. impaired loans were concentrated in New York and New Jersey, representing 6% and 8% of net impaired loan, down from 13% and 11% respectively, in 2009.

TABLE 26 CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
(millions of Canadian dollars)	2010	2009
Balance at beginning of period − personal, business & government	$2,070	$1,157
Impact due to reporting-period alignment of U.S. entities	-	57
Additions	3,667	3,860
Return to performing status, repaid or sold	(1,635)	(1,370)
Write-offs	(1,766)	(1,547)
Foreign exchange and other adjustments	(83)	(87)
Balance at end of period − personal, business & government	2,253	2,070
Other loans
Debt securities classified as loans1	1,170	241
FDIC covered loans2	33	-
Balance at end of period	$3,456	$2,311
1	As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans.
2
Loans subject to the loss share agreements with the FDIC are considered “FDIC covered loans”. The credit losses related to FDIC covered loans are determined net of the amount expected to be  reimbursed by the FDIC.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	40

TABLE 27 IMPAIRED LOANS NET OF SPECIFIC ALLOWANCE BY INDUSTRY SECTOR
(millions of Canadian dollars, except as noted)							Percentage of total
	2010			2009	2008	3	2010	2009	2008	3
	Gross		Net	Net	Net
	impaired	Specific	impaired	impaired	impaired
	loans	allowance	loans	loans	loans
Canada
Residential mortgages1,2	$301	$11	$290	$239	$185		10.4%	13.6%	23.0%
Credit card, consumer instalment and other personal	302	127	175	143	130		6.3	8.2	16.1
Total personal	603	138	465	382	315		16.7	21.8	39.1
Real estate
Residential	35	14	21	31	5		0.8	1.8	0.6
Non-residential	2	1	1	2	2		-	0.1	0.3
Total real estate	37	15	22	33	7		0.8	1.9	0.9
Agriculture	7	3	4	7	8		0.1	0.4	1.0
Automotive	7	3	4	9	6		0.1	0.5	0.8
Chemical	-	-	-	1	-		-	0.1	-
Financial	6	4	2	3	2		0.1	0.2	0.3
Food, beverage, and tobacco	5	3	2	1	4		0.1	0.1	0.5
Forestry	1	1	-	18	14		-	1.0	1.7
Government and public sector entities	1	1	-	4	1		-	0.2	0.1
Health and social services	9	6	3	4	2		0.1	0.2	0.3
Industrial construction and trade contractors	11	5	6	8	5		0.2	0.4	0.6
Media and entertainment	14	5	9	33	9		0.3	1.9	1.1
Metals and mining	13	3	10	18	13		0.4	1.0	1.6
Pipelines, oil, and gas	22	11	11	24	7		0.4	1.4	0.9
Retail sector	21	8	13	20	8		0.5	1.1	1.0
Sundry manufacturing and wholesale	45	28	17	35	20		0.6	2.0	2.5
Transportation	2	-	2	1	1		0.1	0.1	0.1
Other	23	13	10	34	20		0.4	1.9	2.5
Total business & government2	224	109	115	253	127		4.2	14.4	15.9
Total Canada	827	247	580	635	442		20.9	36.2	55.0
United States
Residential mortgages	158	20	138	121	57		5.0	6.9	7.1
Credit card, consumer instalment and other personal	110	56	54	50	41		1.9	2.9	5.1
Total personal	268	76	192	171	98		6.9	9.8	12.2
Real estate
Residential	371	74	297	312	100		10.7	17.8	12.4
Non-residential	273	36	237	98	43		8.5	5.6	5.3
Total real estate	644	110	534	410	143		19.2	23.4	17.7
Agriculture	4	1	3	2	2		0.1	0.1	0.3
Automotive	36	4	32	33	25		1.2	1.9	3.1
Chemical	16	5	11	3	1		0.4	0.2	0.1
Financial	34	5	29	18	4		1.0	1.0	0.5
Food, beverage, and tobacco	9	3	6	2	2		0.2	0.1	0.3
Forestry	3	1	2	21	1		0.1	1.2	0.1
Government and public sector entities	7	1	6	9	3		0.2	0.5	0.3
Health and social services	41	7	34	17	7		1.2	0.9	0.9
Industrial construction and trade contractors	47	10	37	21	9		1.3	1.2	1.1
Media and entertainment	37	14	23	14	16		0.8	0.8	2.0
Metals and mining	23	4	19	20	5		0.7	1.1	0.6
Pipelines, oil, and gas	2	-	2	35	-		0.1	2.0	-
Power and utilities	6	-	6	7	-		0.2	0.4	-
Retail sector	124	24	100	66	27		3.6	3.8	3.3
Sundry manufacturing and wholesale	37	10	27	6	5		1.0	0.3	0.6
Telecommunications and cable	1	-	1	1	-		-	0.1	-
Transportation	41	6	35	16	2		1.3	0.9	0.3
Other	45	9	36	50	13		1.3	2.9	1.6
Total business & government1	1,157	214	943	751	265		33.9	42.8	32.8
Total United States	1,425	290	1,135	922	363		40.8	52.6	45.0
International
Business & government	1	-	1	-	-		-	-	-
Total international	1	-	1	-	-		-	-	-
Total excluding other loans	2,253	537	1,716	1,557	805		61.7	88.8	100.0
Other loans
Debt securities classified as loans4	1,170	140	1,030	196	-		37.1	11.2	-
FDIC covered loans5	33	-	33	-	-		1.2	-	-
Total other loans	1,203	140	1,063	196	-		38.3	11.2	-
Total	$3,456	$677	$2,779	$1,753	$805		100.0%	100.0%	100.0%
Net impaired loans as a % of common equity			7.14%	4.96%	2.70%
1
Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $188 million (2009 – $140 million) and amortized cost of $188 million (2009 – $142 million), and loans designated as trading under the fair value option of $85 million (2009 - $210 million) and amortized cost of $86 million (2009 – $226 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

2
Effective 2009, MUR mortgages, and any related credit losses, have been reclassified from personal - residential mortgages to business & government retroactively to 2008. This is to achieve consistent reporting across all operating business segments.

3
The presentation of 2008 has been reclassified to conform to the current presentation of reporting real estate secured loans under the borrower’s appropriate industry sector rather than as a real estate loan.

4	As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans.
5
Loans subject to the loss share agreements with the FDIC are considered “FDIC covered loans”. The credit losses related to FDIC covered loans are determined net of the amount expected to be reimbursed by the FDIC.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	41

TABLE 28 IMPAIRED LOANS NET OF SPECIFIC ALLOWANCE FOR LOAN LOSSES BY GEOGRAPHY
(millions of Canadian dollars, except as noted)						Percentage of total
			2010	2009	2008	2010	2009	2008
	Gross		Net	Net	Net
	impaired	Specific	impaired	impaired	impaired
	loans	allowance	loans	loans	loans
Canada
Atlantic provinces	$20	$5	$15	$11	$11	0.5%	0.6%	1.3%
British Columbia1	98	24	74	50	37	2.7	2.8	4.6
Ontario1	509	169	340	429	308	12.2	24.5	38.3
Prairies1	132	32	100	98	50	3.6	5.6	6.2
Québec	68	17	51	47	36	1.9	2.7	4.5
Total Canada2	827	247	580	635	442	20.9	36.2	54.9
United States
Florida	57	10	47	78	13	1.7	4.4	1.6
New England3	570	113	457	255	109	16.4	14.5	13.5
New Jersey	268	53	215	192	66	7.7	11.0	8.2
New York	210	49	161	240	81	5.8	13.7	10.1
Pennsylvania	151	37	114	84	40	4.1	4.8	5.0
Other	169	28	141	73	54	5.1	4.2	6.7
Total United States2	1,425	290	1,135	922	363	40.8	52.6	45.1
International
Other	1	-	1	-	-	-	-	-
Total international	1	-	1	-	-	-	-	-
Total, excluding other loans	2,253	537	1,716	1,557	805	61.7	88.8	100.0
Other loans	1,203	140	1,063	196	-	38.3%	11.2%	0.0%
Total	$3,456	$677	$2,779	$1,753	$805	100.0%	100.0%	100.0%
Net impaired loans as a % of net loans4			1.00%	0.67%	0.35%
1	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
2
Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $188 million (2009 – $140 million) and amortized cost of $188 million (2009 – $142 million), and loans designated as trading under the fair value option of $85 million (2009 – $210 million) and amortized cost of $86 million (2009 – $226 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

3	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
4	Includes customers’ liability under acceptances.

ALLOWANCE FOR CREDIT LOSSES
Total allowance for credit losses consists of specific and general allowances carried on the Consolidated Balance Sheet. The allowance is increased by the provision for credit losses, and decreased by write-offs net of recoveries. The Bank maintains the allowance at levels that management believes is adequate to absorb all credit-related losses in the lending portfolio. Individual problem accounts, general economic conditions, loss experience, as well as the sector and geographic mix of the lending portfolio are all considered by management in assessing the appropriate allowance levels.

Specific Allowance
The Bank establishes specific allowances for impaired loans when the estimated realizable value of the loan is less than its recorded value, based on discounting expected future cash flows. Specific allowances for loan losses are established to reduce the book value of loans to their estimated realizable amounts.
Specific allowances for the non-retail portfolio and for debt securities classified as loans are borrower-specific and reviewed quarterly. Specific allowances for the retail portfolio are calculated on an aggregate basis using a formula that captures recent loss experience, historical default rates and the type of collateral pledged.
During 2010, specific allowances increased by $119 million, or 21%, resulting in a total specific allowance of $677 million. Debt securities classified as loans represented $140 million, or 21%, of the total specific allowance in 2010. Allowances for credit losses are more fully described in Note 3 to the 2010 Consolidated Financial Statements.

General Allowance
A general allowance is established to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans not yet specifically identified as impaired. The level of general allowance reflects exposures across all portfolios and categories. The general allowance is reviewed on a quarterly basis using credit risk models. The allowance level is calculated using the probability of default (PD), the loss given default (LGD) and the exposure at default (EAD). The PD is the likelihood that a borrower will not be able to meet its scheduled repayments. The LGD is the amount of the loss the Bank would likely incur when a borrower defaults on a loan, which is expressed as a percentage of exposure at default. EAD is the total amount the Bank expects to be exposed to at the time of default.
For the non-retail portfolio and for debt securities classified as loans, allowances are estimated using borrower specific information at the borrower level. The LGD is based on the security of the facility; EAD is a function of the current usage, the borrower’s risk rating, and the committed amount of the facility. For the retail portfolio, the general allowance is calculated on a portfolio level and is based on statistical estimates of loss using historical loss and recovery data models and forecast balances. Models are validated against historical experience and are updated at least annually. The general allowance methodology is approved annually by the Risk Committee of the Board of Directors.
At October 31, 2010 the general allowance for loan losses was $1,632 million, down from $1,810 million at October 31, 2009. Excluding debt securities classified as loans, the general allowance for loan losses was $1,469 million.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	42

PROVISION FOR CREDIT LOSSES
The provision for credit losses is the amount charged to the specific and general allowances for credit losses during the year to bring the total allowance to a level that management considers adequate to absorb all credit-related losses in the Bank’s loan portfolio. New provisions in the year are reduced by any recoveries.
The Bank recorded total provision for credit losses of $1,625 million in 2010, compared with a total provision of $2,480 million in 2009. This amount comprised $1,726 million of specific provisions and $101 million release in general provisions. Total provision for credit losses as a percentage of net average loans and acceptances decreased to 0.60% from 0.97% in 2009. In Canada, residential and personal loans required specific provisions of $861 million, a decrease of $26 million, or 3%, over 2009. Business and government loans required specific provisions of $117 million, a decrease of $60 million, or 34%, over 2009. Business and government specific provisions were distributed across industry sectors. In the U.S., residential and personal loans required specific provisions of $243 million, an increase of $28 million, or 13%, over 2009. Consumer instalment and other personal loans represented the most significant portion of this increase. Business and government loans required specific provisions of $379 million, an increase of $91 million, or 32%, over 2009. Similar to impaired loans, business and government specific provisions were highly concentrated in the real estate sector. Increased provisions for credit losses in 2010 were due to continued weakness in the real estate sector and the broader effects of continued weakness across the U.S. economy. Geographically, 57% of specific provisions were attributed to Canada and 36% to the U.S. The balance of 7% resulted from debt securities classified as loans. Canadian specific provisions were concentrated in Ontario, which represented 41% of total specific provisions, down from 51% in 2009. U.S. specific provisions were concentrated in New Jersey and New York, representing 7.2% and 4.4% of total specific provisions, down from 6.8% and 8.7% respectively in 2009.
Table 29 provides a summary of provisions charged to the Consolidated Statement of Income.

TABLE 29 PROVISION FOR CREDIT LOSSES
(millions of Canadian dollars)	2010	2009	2008
Net new specifics (net of reversals)	$1,866	$1,723	$1,058
Recoveries	(140)	(109)	(124)
Total specific provision	1,726	1,614	934
Change in general allowance
TD Financing Services Inc. (formerly VFC Inc.) 1	-	90	65
U.S. Personal and Commercial Banking	(48)	521	63
Canadian Personal and Commercial Banking
and Wholesale Banking	(60)	255	-
Other	7	-	1
Total general provision	(101)	866	129
Total provision for credit losses	$1,625	$2,480	$1,063
1
Effective November 1, 2009, TD Financing Services (formerly VFC Inc.) aligned their loan loss methodology with that used for all other Canadian Personal and Commercial Banking retail loans; any general  provisions resulting from the revised methodology are included in Canadian Personal and Commercial Banking and Wholesale Banking. General provisions recorded prior to January 31, 2010 are specific to the legal entity formerly known as VFC Inc.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	43

TABLE 30 PROVISION FOR CREDIT LOSSES BY INDUSTRY SECTOR
(millions of Canadian dollars, except as noted)					Percentage of total
	2010	2009	2008	3	2010	2009	2008	4
Canada
Residential mortgages1,2	$5	$5	$11		0.3%	0.3%	1.2%
Credit card, consumer instalment and other personal	856	882	608		49.6	54.7	65.1
Total personal	861	887	619		49.9	55.0	66.3
Real estate
Residential	5	11	-		0.3	0.6	-
Non-residential	2	1	-		0.1	0.1	-
Total real estate	7	12	-		0.4	0.7	-
Agriculture	2	(1)	-		0.1	(0.1)	-
Automotive	5	10	(3)		0.3	0.6	(0.3)
Chemical	-	1	-		-	0.1	-
Financial	2	16	3		0.1	1.0	0.3
Food, beverage, and tobacco	7	5	2		0.4	0.3	0.2
Forestry	(12)	18	(2)		(0.7)	1.1	(0.2)
Government and public sector entities	2	-	-		0.1	-	-
Health and social services	9	2	4		0.6	0.1	0.4
Industrial construction and trade contractors	12	9	5		0.7	0.6	0.5
Media and entertainment	(5)	19	5		(0.3)	1.2	0.5
Metals and mining	2	4	1		0.1	0.2	0.1
Pipelines, oil and gas	2	8	10		0.1	0.5	1.1
Retail sector	43	31	19		2.5	1.9	2.1
Sundry manufacturing and wholesale	24	12	4		1.4	0.7	0.4
Transportation	4	9	4		0.2	0.6	0.4
Other	13	22	15		0.8	1.4	1.6
Total business & government	117	177	67		6.8	10.9	7.1
Total Canada	978	1,064	686		56.7	65.9	73.4
United States
Residential mortgages	20	17	11		1.2	1.1	1.2
Credit card, consumer instalment and other personal	223	198	72		12.9	12.3	7.7
Total personal	243	215	83		14.1	13.4	8.9
Real estate
Residential	103	73	36		6.0	4.5	3.9
Non-residential	57	51	4		3.3	3.1	0.4
Total real estate	160	124	40		9.3	7.6	4.3
Agriculture	3	1	-		0.1	0.1	-
Automotive	6	6	28		0.3	0.4	3.0
Chemical	34	4	-		2.0	0.2	-
Financial	16	28	38		0.9	1.7	4.1
Food, beverage, and tobacco	6	-	-		0.3	-	-
Forestry	(16)	19	1		(0.9)	1.2	0.1
Government and public sector entities	-	-	1		-	-	0.1
Health and social services	17	13	2		1.0	0.8	0.2
Industrial construction and trade contractors	17	12	11		1.0	0.7	1.2
Media and entertainment	24	14	3		1.4	0.9	0.3
Metals and mining	2	5	14		0.1	0.3	1.5
Pipelines, oil and gas	2	5	-		0.1	0.3	-
Power and utilities	(1)	(2)	-		-	(0.1)	-
Retail sector	50	20	16		2.9	1.2	1.7
Sundry manufacturing and wholesale	14	22	2		0.8	1.4	0.2
Telecommunications and cable	4	(5)	(1)		0.2	(0.3)	(0.1)
Transportation	7	-	1		0.4	-	0.1
Other	34	22	9		2.0	1.4	1.0
Total business & government1	379	288	165		21.9	17.8	17.7
Total United States	622	503	248		36.0	31.2	26.6
International
Business & government	(2)	3	-		(0.1)	0.2	-
Total international	(2)	3	-		(0.1)	0.2	-
Total excluding other loans	1,598	1,570	934		92.6	97.3	100.0
Other loans
Debt securities classified as loans4	128	44	-		7.4	2.7	-
Total other loans	128	44	-		7.4	2.7	-
Total specific provision	1,726	1,614	934		100.0%	100.0%	100.0%
General provision
Personal, business & government	(4)	660	129
Debt securities classified as loans4	(97)	206	-
Total general provision	(101)	866	129
Total provision for credit losses	$1,625	$2,480	$1,063
1	Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $188 million (2009 – $140 million) and amortized cost of $188 million (2009 - $142 million), and loans designated as trading under the fair value option of $85 million (2009 – $210 million) and amortized cost of $86 million (2009 – $226 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.
2
Effective 2009, MUR mortgages, and any related credit losses, have been reclassified from personal - residential mortgages to business & government retroactively to 2008. This is to achieve consistent reporting across all operating business segments.

3
The presentation of 2008 has been reclassified to conform to the current presentation of reporting real estate secured loans under the borrower’s appropriate industry sector rather than as a real estate loan.

4	As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	44

TABLE 31 PROVISION FOR CREDIT LOSSES BY GEOGRAPHY
(millions of Canadian dollars, except as noted)				Percentage of total
	2010	2009	2008	2010	2009	2008
Canada
Atlantic provinces	$29	$25	$21	1.8%	1.0%	2.0%
British Columbia1	71	68	44	4.4	2.7	4.1
Ontario1	716	824	526	44.0	33.2	49.5
Prairies1	81	78	43	5.0	3.2	4.0
Québec	81	69	52	5.0	2.8	4.9
Total Canada2	978	1,064	686	60.2	42.9	64.5
United States
Florida	13	41	4	0.8	1.7	0.4
New England3	251	141	42	15.4	5.7	4.0
New Jersey	124	110	64	7.6	4.4	6.0
New York	76	142	57	4.7	5.7	5.4
Pennsylvania	65	44	16	4.0	1.8	1.5
Others	93	25	65	5.7	1.0	6.1
Total United States2	622	503	248	38.2	20.3	23.4
International
Other	(2)	3	-	(0.1)	0.1	-
Total international	(2)	3	-	(0.1)	0.1	-
Total excluding other loans	1,598	1,570	934	98.3	63.3	87.9
Other loans	128	44	-	7.9	1.8	-
Total specific provision	1,726	1,614	934	106.2	65.1	87.9
General provision	(101)	866	129	(6.2)	34.9	12.1
Total provision for credit losses	$1,625	$2,480	$1,063	100.0%	100.0%	100.0%

Provision for credit losses as a % of average net loans and acceptances4
Canada
Residential mortgages	0.01%	0.01%	0.02%
Credit card, consumer instalment and other personal	0.94	1.11	0.88
Business & government	0.28	0.40	0.17
Total Canada	0.51	0.61	0.41
United States
Residential mortgages	0.24	0.27	0.32
Credit card, consumer instalment and other personal	1.65	1.37	0.76
Business & government	1.01	0.68	0.59
Total United States	1.05	0.79	0.61
International	(0.05)	0.05	-
Total excluding other loans	0.63	0.65	0.44
Other loans	1.31	0.35	-
Total specific provision	0.66	0.63	0.44
General provision
Personal, business & government	-	0.27	0.06
Debt securities classified as loans5	(1.08)	1.63	-
FDIC covered loans6	-	-	-
Total provision for credit losses as a % of average net loans and acceptances	0.62%	0.97%	0.50%
1	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
2
Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $188 million (2009 – $140 million) and amortized cost of $188 million (2009 – $142 million), and loans designated as trading under the fair value option of $85 million (2009 – $210 million) and amortized cost of $86 million (2009 – $226 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

3	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
4	Includes customers’ liability under acceptances.
5	As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans.
6
Loans subject to the loss share agreements with the FDIC are considered “FDIC covered loans”. The credit losses related to FDIC covered loans are determined net of the amount expected to be reimbursed by the FDIC.

Non-Prime Loans
As at October 31, 2010, the Bank had approximately $1.8 billion (2009 - $1.5 billion) gross exposure to non-prime loans, which primarily consists of automotive loans originated in Canada. The credit loss rate, which is an indicator of credit quality and is defined as the average PCL divided by the average month-end loan balance, was approximately 5% (2009 - approximately 6.0%) on an annual basis. The portfolio continues to perform as expected. These loans are recorded at amortized cost. See Note 3 to the Consolidated Financial Statements for further information regarding the accounting for loans and related credit losses.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	45

EXPOSURE TO NON-AGENCY COLLATERALIZED MORTGAGE OBLIGATIONS (CMO)
Due to the acquisition of Commerce, the Bank has exposure to non-agency CMOs collateralized primarily by Alt-A and Prime Jumbo mortgages, most of which are pre-payable fixed-rate mortgages without rate reset features. At the time of acquisition, the portfolio was recorded at fair value, which became the new cost basis for this portfolio. See Note 7 to the 2010 Consolidated Financial Statements for more details. The portfolio was classified as available-for-sale, and subsequently carried at fair value with changes in fair value recognized in other comprehensive income. If there was an impairment in value that was considered to be other than temporary in nature, the security would be written down to fair value through the Consolidated Statement of Income.
In the fourth quarter of 2009, the Bank adopted amendments made to CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement that allow debt securities which are not quoted in an active market on November 1, 2008, to be classified as loans. The non-agency CMO debt securities qualified for reclassification since the market for the portfolio was considered to be inactive in the fourth quarter of 2008. As a result, the debt securities were reclassified from available-for-sale to loans effective November 1, 2008, at their amortized cost as of that date to align the accounting for the portfolio with how it is managed by the Bank. After the reclassification, the debt securities are carried at amortized cost using the effective interest rate method, and are evaluated for loan losses using the incurred credit loss model.
The Bank assesses impairment of these reclassified debt securities on a quarterly basis. Since these debt securities are classified as loans, the impairment assessment follows the loan loss accounting model, where there are two types of allowances against credit losses - specific and general. Specific allowances provide against losses that are identifiable at the individual debt security level for which there is objective evidence that there has been a deterioration of credit quality, at which point the book value of the loan is reduced to its estimated realizable amount. A general allowance is established to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans not yet specifically identified as impaired. As a result of the reclassification of the debt securities to loans in 2009, a provision for credit losses of $59 million after tax was recognized as an adjustment to the November 1, 2008, opening retained earnings and $147 million after tax for 2009 in the Consolidated Statement of Income.
During the second quarter of 2009, the Bank re-securitized a portion of the non-agency CMO portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflect the discount on acquisition and the Bank’s risk inherent on the entire portfolio. As a result, 64% of the non-agency CMO portfolio is now rated AAA for regulatory capital reporting. The net capital benefit of the re-securitization transaction is reflected in the changes in RWA and in the securitization deductions from Tier 1 and Tier 2 capital. For accounting purposes, the Bank retained a majority of the beneficial interests in the re-securitized securities resulting in no financial statement impact. The Bank’s assessment of impairment for these reclassified securities is not impacted by the change in the credit ratings.
In 2010, the market for these securities was more active compared to prior years resulting in an unrealized gain of US$443 million for the year ended October 31, 2010 compared to an unrealized loss of US$36 million for the year ended October 31, 2009.
The following table discloses the fair value of the securities by vintage year:

TABLE 32 NON-AGENCY ALT-A AND PRIME JUMBO CMO PORTFOLIO BY VINTAGE YEAR
(millions of U.S. dollars)		Alt-A	Prime Jumbo			Total
	Amortized	Fair	Amortized	Fair	Amortized	Fair
2010	cost	value	cost	value	cost	value
2003	$275	$309	$393	$424	$668	$733
2004	454	502	383	415	837	917
2005	697	769	484	509	1,181	1,278
2006	406	394	380	391	786	785
2007	616	635	375	398	991	1,033
Total portfolio net of specific allowance	$2,448	$2,609	$2,015	$2,137	$4,463	$4,746
Less: general allowance					160
Total					$4,303

2009
2003	$359	$365	$598	$597	$957	$962
2004	624	621	636	645	1,260	1,266
2005	873	817	1,602	1,513	2,475	2,330
2006	492	438	584	543	1,076	981
2007	739	703	471	444	1,210	1,147
Total portfolio net of specific allowance	$3,087	$2,944	$3,891	$3,742	$6,978	$6,686
Less: general allowance					256
Total					$6,722

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	46

GROUP FINANCIAL CONDITION
Capital Position

TABLE 33 CAPITAL STRUCTURE AND RATIOS1
(millions of Canadian dollars, except as noted)	2010	2009	2008
	Basel II	Basel II	Basel II
Tier 1 capital
Common shares	$16,639	$15,342	$13,199
Contributed surplus	305	336	392
Retained earnings	20,959	18,632	17,857
Net unrealized foreign currency translation gains (losses) on investment in
subsidiaries, net of hedging activities	(2,901)	(1,539)	(1,633)
Preferred shares2	3,944	3,945	2,425
Innovative instruments2,3	3,844	4,588	2,765
Innovative instruments (ineligible for Tier 1 capital)	-	(743)	-
Qualifying non-controlling interests in subsidiaries	-	31	20
Gross Tier 1 capital	42,790	40,592	35,025
Goodwill and intangibles in excess of 5% limit	(14,460)	(15,015)	(15,123)
Net impact of eliminating one month lag of U.S. entities4	(47)	57	1,642
Net Tier 1 capital	28,283	25,634	21,544
Securitization - gain on sales of mortgages	(84)	(84)	(57)
- other	(772)	(1,128)	-
50% shortfall in allowance5	(205)	(110)	(309)
50% substantial investments	(2,855)	(2,872)	(71)
Other deductions	(4)	(4)	(4)
Net impact of eliminating one month lag of U.S. entities4	23	(29)	(424)
Adjusted net Tier 1 capital	24,386	21,407	20,679

Tier 2 capital
Innovative instruments in excess of Tier 1 limit	-	743	-
Innovative instruments	27	-	-
Subordinated notes and debentures (net of amortization and ineligible)	11,812	11,948	12,186
General allowance - standardized portfolios	915	877	490
Accumulated net after-tax unrealized gain on AFS equity securities in OCI	66	42	53
Securitization - other	(1,762)	(2,421)	-
50% shortfall in allowance5	(205)	(110)	(309)
50% substantial investments6	(2,855)	(2,872)	(5,547)
Investment in insurance subsidiaries6	(1,333)	(1,243)	(1,198)
Other deductions	(4)	(4)	(4)
Net impact of eliminating one month lag of U.S. entities4	23	(29)	(1,002)
Total Tier 2 capital	6,684	6,931	4,669
Total regulatory capital	$31,070	$28,338	$25,348

Regulatory capital ratios
Tier 1 capital ratio	12.2%	11.3%	9.8%
Total capital ratio	15.5	14.9	12.0
Assets-to-capital multiple	17.5	17.1	19.3
1	Numbers are in accordance with guidelines of the Office of the Superintendent of Financial Institutions Canada (OSFI) based on Basel II.
2
In accordance with CICA Handbook Section 3863, Financial Instruments –- Presentation, the Bank is required to classify certain classes of preferred shares and innovative Tier 1 capital investments as liabilities on the balance sheet. For regulatory capital purposes, these capital instruments continue to qualify for inclusion in Tier 1 capital.

3	As the Bank is not the primary beneficiary of TD Capital Trust II and TD Capital Trust IV, these are not consolidated by the Bank. However, they do qualify as Tier 1 regulatory capital.
4
Effective April 30, 2009, for accounting purposes, and effective October 31, 2008 for regulatory reporting purposes, the one month lag in reporting of TD Bank, N.A., which includes TD Banknorth and Commerce financial position and results is eliminated as the reporting period of TD Bank, N.A. was aligned with the rest of the Bank. Prior to October 31, 2008, regulatory capital was calculated incorporating TD Bank, N.A. assets on a one month lag. Further, effective October 31, 2008, for regulatory purposes only, the Bank’s investment in TD Ameritrade is translated using the period end foreign exchange rate of the Bank. Accordingly, with the alignment of the reporting periods of TD Bank N.A., effective April 30, 2009, the net impact relates to TD Ameritrade only.

5
When expected loss as calculated within the IRB approach exceeds total provisions, the difference is deducted 50% from Tier 1 capital and 50% from Tier 2 capital. When expected loss as calculated within the IRB approach is less than the total provisions, the difference is added to Tier 2 capital.

6
Effective November 1, 2008, substantial investments held before January 1, 2007, which were previously deducted from Tier 2 capital, are deducted 50% from Tier 1 capital and 50% from Tier 2 capital. Insurance subsidiaries continue to be deconsolidated and reported as a deduction from Tier 2 capital. Increases in the investment value of insurance subsidiaries and/or substantial investments on or after January 1, 2007 are subject to the 50% from Tier 1 capital and 50% from Tier 2 capital deduction.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	47

THE BANK’S OBJECTIVES:
•	To provide sufficient capital to maintain the confidence of investors and depositors, while providing the Bank’s common shareholders with a satisfactory return.
•	To be an appropriately capitalized institution, as measured internally, defined by regulatory authorities and compared with the Bank’s peers.
•	To achieve the most economically achievable overall cost of capital, consistent with preserving the appropriate mix of capital elements to meet target capitalization levels.
•	To maintain strong ratings with rating agencies.

CAPITAL SOURCES
The Bank’s capital is primarily derived from common shareholders and retained earnings. Other sources of capital include the Bank’s preferred shareholders, holders of innovative capital instruments, and holders of the Bank’s subordinated debt.

CAPITAL MANAGEMENT
The Treasury and Balance Sheet Management group manages capital for the Bank and is responsible for acquiring, maintaining, and retiring capital. The Board of Directors oversees capital policy and management.
The Bank continues to hold sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank’s internal capital generation, management of the balance sheet, and periodic issuance of capital securities.

ECONOMIC CAPITAL
The Bank’s internal measure of required capital is called economic capital or invested capital. Economic capital is comprised of both risk-based capital required to fund losses that could occur under extremely adverse economic or operational conditions and investment capital that has been used to fund acquisitions or investments in fixed assets to support future earnings growth.
The Bank uses internal models to determine how much risk-based capital is required to support the enterprise’s risk and business exposures. Characteristics of these models are described in the ‘Managing Risk’ section. Within the Bank’s measurement framework, our objective is to hold risk-based capital to cover unexpected losses to a high level of confidence and ratings standards. The Bank’s chosen internal capital targets are well founded and consistent with our overall risk profile and current operating environment.
Since November 1, 2007, the Bank has been operating its capital regime under the Basel II Capital Framework. Consequently, in addition to addressing Pillar I risks covering credit risk (including derivative counterparty risk currently based on the Current Exposure Methodology), market risk and operational risk, the Bank’s economic capital framework captures other material Pillar II risks including business risk, interest rate risk in the banking book and concentration risk.
The Bank makes business decisions based on the return on economic capital and economic profit, while also ensuring that, in aggregate, regulatory and rating agency requirements and capital available are kept in balance.

REGULATORY CAPITAL
Basel II Capital Framework
The Bank complies with the OSFI guideline for calculating RWA and regulatory capital. This guideline is based on the International Convergence of Capital Measurement and Capital Standard - A Revised Framework (Basel II) issued by the Basel Committee on Banking Supervision. This framework replaced the Basel I Capital Accord (Basel I) originally introduced in 1988 and supplemented in 1996. The framework allows qualifying banks to determine capital levels consistent with the way they measure, manage and mitigate risks. It provides a spectrum of methodologies, from simple to advanced, for the measurement of credit, market, and operational risks. The Bank uses the advanced approaches for the majority of its portfolios which results in regulatory and economic capital being more closely aligned than was the case under Basel I. Since the U.S. banking subsidiaries (TD Bank N.A. including South Financial) were not originally required by their main regulators to convert to Basel II prior to being acquired by the Bank, the advanced approaches are not yet being utilized for the majority of assets in TD Bank, N.A.
For accounting purposes, GAAP is followed for consolidation of subsidiaries and joint ventures. For regulatory capital purposes, insurance subsidiaries are deconsolidated and reported as a deduction from capital. Insurance subsidiaries are subject to their own capital adequacy reporting such as OSFI’s Minimum Continuing Capital Surplus Requirements and Minimum Capital Test. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized.
Some of the Bank’s subsidiaries are individually regulated by either OSFI or other regulators. Many of these entities have minimum capital requirements which they must maintain and which may limit the Bank’s ability to extract capital or funds for other uses.

Tier 1 Capital
Tier 1 capital was $24.4 billion at October 31, 2010, up from $21.4 billion last year. The increase to Tier 1 capital was largely due to strong earnings, and a common share issuance. Capital management funding activities during the year consisted of the following: the Bank issued $1.4 billion of common shares during the year, consisting of a public issue of $0.25 billion and $1.1 billion due to issuance under the dividend reinvestment plan and stock option exercises. On December 31, 2009, TD Capital Trust, a subsidiary of the Bank redeemed all its outstanding $900 million of Capital Trust Securities - Series 2009.

Issue of Common Shares
On June 15, 2010, the Bank issued 3.5 million common shares in Canada at a price of $71.00 per common share for gross cash consideration of $250 million.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	48

Tier 2 Capital
Subsequent to year-end, on November 2, 2010, the Bank issued $1 billion of medium term notes (subordinated debentures) with a maturity date of November 2, 2020. Additionally, on November 29, 2010, the Bank announced its intention to redeem on January 18, 2011, $1 billion of medium term notes (subordinated debentures) with a maturity date of January 18, 2016. See Note 17 to the 2010 Consolidated Financial Statements.

INTERNAL CAPITAL ADEQUACY ASSESSMENT PROCESS
The Bank’s Internal Capital Adequacy Assessment Process (ICAAP) is an integrated enterprise wide process that encompasses the governance, management, and control of risk and capital functions within the Bank. It provides a framework for relating risks to capital requirements through the Bank's economic capital modeling and stress testing practices and helps determine the Bank’s capital adequacy requirements.
The ICAAP is facilitated by Risk Management and is supported by numerous functional areas which together help determine the Bank's internal capital adequacy assessment which ultimately represents the capacity to bear risk in congruence with the risk profile and stated risk appetite of the Bank. Risk Management leads the ICAAP and assesses whether the Bank’s internal view of required capital is appropriate for the Bank’s risks. Treasury and Balance Sheet Management determines the adequacy of the Bank’s available capital in relation to required capital.

DIVIDENDS
The Bank’s dividend policy is approved by the Board of Directors. At October 31, 2010, the quarterly dividend was $0.61 per share, consistent with the Bank’s current target payout range of 35 – 45% of adjusted earnings. Cash dividends declared and paid during 2010 totalled $2.44 per share (2009 – $2.44; 2008 – $2.36). For cash dividends payable on the Bank’s preferred shares, see Notes 15 and 18 to the Bank’s Consolidated Financial Statements. As at October 31, 2010, 878.5 million common shares were outstanding (2009 – 858.8 million; 2008 – 810.1 million). The Bank’s ability to pay dividends is subject to the Bank Act and the requirements of OSFI. See Note 18 to the Consolidated Financial Statements for further details.

CAPITAL RATIOS
Capital ratios are measures of financial strength and flexibility. The Bank’s capital ratios are calculated using OSFI’s guidelines which are based on the capital adequacy rules included in Basel II. At the consolidated level, the top corporate entity to which Basel II applies is The Toronto-Dominion Bank.
OSFI measures the capital adequacy of Canadian banks according to its instructions for determining risk-adjusted capital, RWA and off-balance sheet exposures. OSFI defines two primary ratios to measure capital adequacy, the Tier 1 capital ratio and the Total capital ratio. OSFI sets target levels for Canadian banks as follows:
•	The Tier 1 capital ratio is defined as Tier 1 regulatory capital divided by RWA. OSFI has established a target Tier 1 capital ratio of 7%.
•	The Total capital ratio is defined as total regulatory capital divided by RWA. OSFI has established a target Total capital ratio of 10%.

The Bank’s Tier 1 and Total capital ratios were 12.2% and 15.5%, respectively, on October 31, 2010, compared with 11.3% and 14.9%, respectively, on October 31, 2009. The year-over-year changes were influenced by several factors, including the increase in capital described above in Tier 1 capital partially offset by an increase in RWA, largely in US P&C. As at October 31, 2010, the Bank exceeded its internal medium-term target for Tier 1 capital.

RISK-WEIGHTED ASSETS
Based on Basel II, RWA are calculated for each of credit risk, market risk, and operational risk. Operational risk represents the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Bank’s RWA were as follows:

TABLE 34 RISK-WEIGHTED ASSETS - BASEL II
(millions of Canadian dollars)	2010	2009
Credit risk
Retail
Residential secured	$16,141	$13,210
Qualifying revolving retail	14,852	15,053
Other retail	28,291	25,527
Non-retail
Corporate	73,996	72,876
Sovereign	909	474
Bank	9,426	10,259
Securitization exposures	5,205	5,069
Equity exposures1
Other	1,162	1,296
Exposures subject to standardized or IRB approaches	149,982	143,764
Adjustment to IRB RWA for scaling factor	4,559	4,730
Other assets not included in standardized or IRB approaches	12,756	11,971
Net impact of eliminating one month reporting lag on U.S. entities	-	-
Total credit risk	167,297	160,465
Market risk
Internal models approach - trading book	4,474	3,735
Operational risk
Basic indicator approach	8,799	7,882
Standardized approach	19,340	17,503
Total	$199,910	$189,585
1	Effective April 30, 2009, the Bank’s equity portfolio qualified for the Basel II Framework’s equity materiality exemption.
2	For definition of PD and LGD, see the Credit Risk section.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	49

During the year, RWA increased $10.3 billion, primarily in the U.S. Personal and Commercial banking segment due to the acquisition of the South Financial Group Inc., organic growth in the retail businesses in both Canada and the U.S. and higher operational risk capital, partially offset by the impact of a stronger Canadian dollar against the U.S. dollar.

TABLE 35 OUTSTANDING EQUITY AND SECURITIES EXCHANGEABLE/CONVERTIBLE INTO EQUITY1
(millions of shares/units, except as noted)	Oct. 31, 2010	Oct. 31, 2009
	Number of	Number of
	shares/units	shares/units
Common shares outstanding2	878.5	858.8
Stock options
Vested	13.4	19.6
Non-vested	5.8	6.3
Preferred shares - Class A:
Series M	14.0	14.0
Series N	8.0	8.0
Total preferred shares - liabilities	22.0	22.0
Series O	17.0	17.0
Series P	10.0	10.0
Series Q	8.0	8.0
Series R	10.0	10.0
Series S	10.0	10.0
Series Y	10.0	10.0
Series AA	10.0	10.0
Series AC	8.8	8.8
Series AE	12.0	12.0
Series AG	15.0	15.0
Series AI	11.0	11.0
Series AK	14.0	14.0
Total preferred shares - equity	135.8	135.8
Total preferred shares	157.8	157.8
Capital Trust Securities (thousands of shares)
Trust units issued by TD Capital Trust:
Capital Trust Securities Series 2009	-	900.0
Trust units issued by TD Capital Trust II:
TD Capital Trust II Securities - Series 2012-1	350.0	350.0
Trust units issued by TD Capital Trust III:
TD Capital Trust III Securities - Series 2008	1,000.0	1,000.0
Debt issued by TD Capital Trust IV:
TD Capital Trust IV Notes - Series 1	550.0	550.0
TD Capital Trust IV Notes - Series 2	450.0	450.0
TD Capital Trust IV Notes - Series 3	750.0	750.0
1	For further details, including the principal amount, conversion and exchange features, and distributions, see Notes 15, 16, and 18 to the Bank’s Consolidated Financial Statements.
2	Common shares outstanding are presented net of common treasury shares.

FUTURE CHANGES IN BASEL
In December 2009, the Basel Committee on Banking Supervision (“BCBS”) published a set of consultative proposals with the objective of strengthening the resilience of the banking sector. Commonly referred to as “Basel III”, the global proposals aim to increase the quality, quantity, transparency, and consistency of bank capital as well as strengthen liquidity standards, discourage excessive leverage and risk taking, and reduce procyclicality. The proposals include specific minimum regulatory ratios, changes in Risk Weighted Assets (RWA) calculations, and new deductions from regulatory capital. A final Basel III document is expected to be published in Q1 2011 with implementation commencing January 1, 2013, and full compliance by January 1, 2019.
We have reviewed the Basel III capital proposals and analyzed the potential impact on the Bank. The proposals will result in higher RWA and an increase in deductions from regulatory common equity. The increase in RWA is mainly related to Credit Valuation Adjustment (CVA) in the trading book and other adjustments which are currently subject to capital deduction treatment but will be reflected in RWA terms under the Basel III proposals. Market risk RWA will also increase significantly from the implementation of the Market Risk Amendment in Q1 2012. The net increase in deductions from regulatory common equity will be mainly driven by the investment in TD Ameritrade and the investment in our insurance subsidiary. We note that there is still uncertainty around the precise impact of the Basel III proposals as the implementation guidance and certain aspects of the proposals are still being finalized. However, based on our current understanding of the rules, our strong capital position, and our ability to generate capital from our operating businesses, we believe we are well positioned to fully meet the Basel III capital adequacy requirements. As such, we do not anticipate a need to make significant changes to our business operations or raise any common equity to meet the Basel III requirements.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	50

GROUP FINANCIAL CONDITION
Off-Balance Sheet Arrangements

In the normal course of operations, the Bank engages in a variety of financial transactions that, under GAAP, are either not recorded on the Consolidated Balance Sheet or are recorded in amounts that differ from the full contract or notional amounts. These off-balance sheet arrangements involve, among other risks, varying elements of market, credit, and liquidity risk which are discussed in the “Managing Risk” section of this MD&A. Off-balance sheet arrangements are generally undertaken for risk management, capital management, and funding management purposes and include securitizations, contractual obligations, and certain commitments and guarantees.

SPECIAL PURPOSE ENTITIES
The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). We use SPEs to obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist our clients in securitizing their financial assets, and to create investment products for our clients. SPEs may be organized as trusts, partnerships or corporations and they may be formed as qualifying special purpose entities (QSPEs) or variable interest entities (VIEs). When an entity is deemed a VIE, the entity must be consolidated by the primary beneficiary. See Note 6 to the Consolidated Financial Statements for further information regarding the accounting for VIEs.
Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks. In a typical securitization structure, the Bank sells assets to an SPE and the SPE funds the purchase of those assets by issuing securities to investors. SPEs are typically set up for a single, discrete purpose, are not operating entities and usually have no employees. The legal documents that govern the transaction describe how the cash earned on the assets held in the SPE must be allocated to the investors and other parties that have rights to these cash flows. The Bank is involved in SPEs through the securitization of Bank-originated assets, securitization of third party-originated assets, and other investment and financing products.
Certain of the Bank’s securitizations of Bank-originated assets and of third party-originated assets are structured through QSPEs. QSPEs are trusts or other legal vehicles that are demonstrably distinct from the Bank, have specified permitted activities, defined asset holdings and may only sell or dispose of selected assets in automatic response to limited conditions. QSPEs are not consolidated by any party including the Bank.
The Reputational Risk Committee of the Bank is responsible for the review of structured transactions and complex credit arrangements with potentially significant reputational, legal, regulatory, accounting or tax risks, including transactions involving SPEs. The Bank monitors its involvement with SPEs on an ongoing basis.

Securitization of Bank-Originated Assets
The Bank securitizes residential mortgages, personal loans, and commercial mortgages to enhance its liquidity position, to diversify sources of funding and to optimize the management of the balance sheet. All products securitized by the Bank were originated in Canada and sold to Canadian securitization structures or Canadian non-SPE third parties. Details of securitization exposures through significant unconsolidated SPEs, significant unconsolidated QSPEs, and Canadian non-SPE third parties are as follows:

TABLE 36 EXPOSURES SECURITIZED BY THE BANK AS AN ORIGINATOR1
(millions of Canadian dollars)						2010						2009
	Significant		Significant		Canadian non-		Significant		Significant		Canadian non-
	unconsolidated QSPEs		unconsolidated SPEs		SPE third-parties		unconsolidated QSPEs		unconsolidated SPEs		SPE third-parties
		Carrying		Carrying		Carrying		Carrying		Carrying		Carrying
		value of		value of		value of		value of		value of		value of
	Securitized	retained	Securitized	retained	Securitized	retained	Securitized	retained	Securitized	retained	Securitized	retained
	assets	interests	assets	interests	assets	interests	assets	interests	assets	interests	assets	interests
Residential mortgage loans2	$-	$-	$21,721	$602	$21,722	$711	$-	$-	$21,939	$558	$18,449	$658
Personal loans	6,555	121	-	-	-	-	6,962	121	-	-	-	-
Commercial mortgage loans	-	-	49	-	564	3	62	2	51	-	513	-
Total exposure2	$6,555	$121	$21,770	$602	$22,286	$714	$7,024	$123	$21,990	$558	$18,962	$658
1	In all the securitization transactions that the Bank has undertaken for its own assets, it has acted as an originating bank and retained securitization exposure.
2	Multiple-unit residential (MUR) mortgages, comprising five or more units, have been reclassified from residential mortgage loans to commercial mortgage loans.

Residential mortgage loans
The Bank may be exposed to the risks of transferred loans to the securitization vehicles through retained interests. There are no expected credit losses on the retained interests of the securitized residential mortgages as the mortgages are all government guaranteed.

Personal loans
The Bank securitizes personal loans through QSPEs, as well as through single-seller conduits via QSPEs. As at October 31, 2010, the single-seller conduits had $5.1 billion (2009 - $5.1 billion) of commercial paper outstanding while another Bank-sponsored QSPE had $1.5 billion (2009 - $2.9 billion) of term notes outstanding. While the probability of loss is negligible as at October 31, 2010, the Bank’s maximum potential exposure to loss for these conduits through the sole provision of liquidity facilities was $5.1 billion (2009 - $5.1 billion) of which $1.1 billion (2009 - $1.1 billion) of underlying personal loans was government insured. Additionally, the Bank had retained interests of $121 million (2009 - $121 million) relating to excess spread.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	51

Commercial mortgage loans
As at October 31, 2010, the Bank’s maximum potential exposure to loss was nil (2009 - $2 million) through retained interests in the excess spread and cash collateral account of the QSPE.

Securitization of Third Party-originated Assets
The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $5.3 billion as at October 31, 2010 (2009 - $7.5 billion). Further, as at October 31, 2010, the Bank has committed an additional $1.8 billion (2009 - $1.0 billion) in liquidity facilities for ABCP that could potentially be issued by the conduits. As at October 31, 2010, the Bank also provided deal-specific credit enhancement in the amount of $73 million (2009 - $134 million).
All third-party assets securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller, ABCP conduits are as follows:

TABLE 37 EXPOSURE TO THIRD-PARTY ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED CONDUITS
(millions of Canadian dollars)		2010		2009
		Ratings profile of	Expected		Ratings profile of
	Significant	SPE asset class	weighted-	Significant	SPE asset class
	unconsolidated		average life	unconsolidated
	SPEs	AAA	(years)1	SPEs	AAA
Residential mortgage loans	$1,637	$1,637	3.0	$2,311	$2,311
Credit card loans	500	500	1.7	500	500
Automobile loans and leases	1,561	1,561	1.7	2,487	2,487
Equipment loans and leases	306	306	1.1	428	428
Trade receivables	1,287	1,287	2.2	1,753	1,753
Total exposure	$5,291	$5,291	2.2	$7,479	$7,479
1
Expected weighted-average life for each asset type is based upon each of the conduit’s remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at October 31, 2010, TD held $354 million (October 31, 2009 – $848 million) of ABCP issued by Bank-sponsored multi-seller and single-seller conduits within the trading securities category on its Consolidated Balance Sheet.

EXPOSURE TO THIRD PARTY SPONSORED CONDUITS
The Bank had no exposure to U.S. third party-sponsored conduits arising from providing liquidity facilities as all liquidity facilities matured in the second quarter of fiscal 2010 (October 31, 2009 – $160 million).
The Bank’s exposure to Canadian third party-sponsored conduits in the form of margin funding facilities as at October 31, 2010 was not significant.

OTHER INVESTMENT AND FINANCING PRODUCTS
Other Financing Transactions
In April 2010, the Bank exited transactions where it provided cost-efficient financing through Canada-US partnership structures to U.S. corporate clients through VIEs. The Bank no longer provides financing to these corporate clients under these arrangements and as at October 31, 2010, had no exposure to these VIEs (October 31, 2009 - $2.0 billion).

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	52

Exposure to Collateralized Debt Obligations
Since the decision was made in 2005 to exit the structured products business, the Bank no longer originates Collateralized Debt Obligation vehicles (CDOs). Total CDOs purchased and sold in the trading portfolio as at October 31, 2010, were as follows:

TABLE 38 COLLATERALIZED DEBT OBLIGATIONS1
(millions of Canadian dollars)		2010		2009
		Positive (negative)		Positive (negative)
	Notional amount	fair value	Notional amount	fair value
Funded
Purchased protection via Bank-issued credit linked notes	$-	$-	$213	$(40)

Unfunded
Sold protection
Positive fair value	68	-	351	-
Negative fair value		(11)		(198)
Purchased protection
Positive fair value	91	15	131	45
Negative fair value		(7)		(4)
1	This table excludes standard index tranche CDOs.

The Bank does not have any exposure to U.S. subprime mortgages via the CDOs disclosed above. The CDOs are referenced to corporate debt securities. All exposures are managed within risk limits that have been approved by the Bank’s Risk Management group and are hedged with various financial instruments, including credit derivatives and bonds within the trading portfolio, not included in this table. Counterparty exposure on hedges is collateralized under Credit Support Agreements (CSAs) and netting arrangements, consistent with other over-the-counter (OTC) derivative contracts. The Bank’s CDO positions are fair valued using valuation techniques with significant non-observable market inputs. The potential effect of using reasonable possible alternative assumptions for valuing these CDO positions would range from a reduction in the fair value by $0.7 million (October 31, 2009 - $7.5 million) to an increase in the fair value by $1.2 million (October 31, 2009 - $7.7 million). A sensitivity analysis was performed for all items fair valued using valuation techniques with significant non-observable market inputs and is disclosed in the “Critical Accounting Estimates” - “Fair Value of Financial Instruments” section of this MD&A.

COMMITMENTS
The Bank enters into various commitments to meet the financing needs of the Bank’s clients and to earn fee income. Significant commitments of the Bank include financial and performance standby letters of credit, documentary and commercial letters of credit and commitments to extend credit. These products may expose the Bank to liquidity, credit and reputational risks. There are adequate risk management and control processes in place to mitigate these risks. Certain commitments still remain off-balance sheet. Note 31 to the Bank’s 2010 Consolidated Financial Statements provides detailed information about the maximum amount of additional credit the Bank could be obligated to extend.

Leveraged Finance Credit Commitments
Leveraged finance commitments are agreements that provide funding to a wholesale borrower with higher levels of debt, measured by the ratio of debt capital to equity capital of the borrower, relative to the industry in which it operates. The Bank’s exposure to leveraged finance commitments as at October 31, 2010, was not significant (October 31, 2009 - not significant).

CAPITAL TRUSTS
The Bank sponsors SPEs to raise capital, including TD Capital Trust II Securities - Series 2012-1 (TD CaTS II) issued by TD Capital Trust II (Trust II) and TD Capital Trust IV Notes (TD CaTS IV Notes) issued by TD Capital Trust IV (Trust IV), both of which are VIEs. As the Bank is not the primary beneficiary of Trust II or Trust IV, the Bank does not consolidate them for accounting purposes. For further details on capital trust activity and the terms of TD CaTS II and TD CaTS IV Notes issued and outstanding, see Note 16 to the Consolidated Financial Statements.

GUARANTEES
In the normal course of business, the Bank enters into various guarantee contracts to support its clients. The Bank’s significant types of guarantee products are financial and performance standby letters of credit, assets sold with recourse, credit enhancements, and indemnification agreements. Certain guarantees remain off-balance sheet. See Note 31 to the Consolidated Financial Statements for further information regarding the accounting for guarantees.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	53

GROUP FINANCIAL CONDITION
Related-party Transactions

TRANSACTIONS WITH OFFICERS AND DIRECTORS AND THEIR AFFILIATES
The Bank makes loans to its officers and directors and their affiliates. Loans to directors and officers are on market terms and conditions unless, in the case of banking products and services for officers, otherwise stipulated under approved policy guidelines that govern all employees. The amounts outstanding are as follows:

(millions of Canadian dollars)	2010	2009
Personal loans, including mortgages	$11	$9
Business loans	182	175
Total	$193	$184

In addition, the Bank offers deferred share and other plans to non-employee directors, executives, and certain other key employees. See Note 24 and Note 34 to the 2010 Consolidated Financial Statements for more details.
In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH EQUITY-ACCOUNTED INVESTEES
TD AMERITRADE
Pursuant to a Stockholders Agreement in relation to the Bank’s equity investment in TD Ameritrade, the Bank designated five of twelve members of TD Ameritrade’s Board of Directors. Three of the five TD-designated directors currently include our CEO, our former Group Head Wealth Management and an independent director of TD. A description of significant transactions of the Bank and its affiliates with TD Ameritrade is set forth below.

Insured Deposit Account (formerly known as Money Market Deposit Account) Agreement
The Bank is party to an insured deposit account (IDA) agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade IDAs as designated sweep vehicles. TD Ameritrade provides marketing and support services with respect to the IDA. The Bank paid fees of $713.5 million in 2010 (2009 – $653.7 million; 2008 – $657.0 million) to TD Ameritrade for the deposit accounts. The fee paid by the Bank is based on the average insured deposit balance of $39.2 billion in 2010 (2009 – $22.0 billion) with a portion of the fee tied to the actual yield earned by the Bank on the investments, less the actual interest paid to clients of TD Ameritrade, with the balance based on an agreed rate of return. The Bank earns a flat fee of 25 basis points and is reimbursed for the cost of FDIC insurance premiums.
As at October 31, 2010, amounts receivable from TD Ameritrade were $52.9 million (2009 – $39.8 million). As at October 31, 2010, amounts payable to TD Ameritrade were $81.9 million (2009 – $73.8 million).

TRANSACTIONS WITH SYMCOR
The Bank has a one-third ownership in Symcor Inc. (Symcor), a North American provider of business process outsourcing services for the financial services industry, including cheque and payment processing, statement production and document management. The Bank accounts for Symcor’s results using the equity method of accounting. During the year, the Bank paid $133.7 million (2009 - $134.7 million; 2008 - $164.0 million) for these services. As at October 31, 2010, the amount payable to Symcor was $12.7 million (2009 - $12.3 million).

GROUP FINANCIAL CONDITION
Financial Instruments

As a financial institution, the Bank’s assets and liabilities are substantially composed of financial instruments. Financial assets of the Bank include, but are not limited to, cash, interest-bearing deposits, securities, loans and derivative instruments, while financial liabilities include, but are not limited to, deposits, obligations related to securities sold short, obligations related to securities sold under repurchase agreements, derivative instruments and subordinated debt.
The Bank uses financial instruments for both trading and non-trading activities. The Bank typically engages in trading activities by the purchase and sale of securities to provide liquidity and meet the needs of clients and, less frequently, by taking proprietary trading positions with the objective of earning a profit. Trading financial instruments include, but are not limited to, trading securities, trading deposits, and trading derivatives. Non-trading financial instruments include the majority of the Bank’s lending portfolio, non-trading securities, hedging derivatives and financial liabilities. In accordance with accounting standards related to financial instruments, financial assets or liabilities classified as trading, loans and securities designated as trading under the fair value option, securities classified as available-for-sale and all derivatives are measured at fair value in the Bank’s Consolidated Financial Statements, with the exception of those available-for-sale securities recorded at cost. Financial instruments classified as held-to-maturity, loans and receivables, and other liabilities are carried at amortized cost using the effective interest rate method. For details on how fair values of financial instruments are determined, refer to the “Critical Accounting Estimates” - Fair Value of Financial Instruments section of this MD&A. The use of financial instruments allows the Bank to earn profits in trading, interest and fee income. Financial instruments also create a variety of risks which the Bank manages with its extensive risk management policies and procedures. The key risks include interest rate, credit, liquidity, market, and foreign exchange risks. For a more detailed description on how the Bank manages its risk, refer to the “Managing Risk” section of this MD&A.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	54

RISK FACTORS AND MANAGEMENT
Risk Factors That May Affect Future Results

In addition to the risks described in the Managing Risk section, there are numerous other risk factors, many of which are beyond the Bank’s control and the effects of which can be difficult to predict, that could cause our results to differ significantly from our plans, objectives and estimates. All forward-looking statements, including those in this MD&A, are, by their very nature, subject to inherent risks and uncertainties, general and specific, which may cause the Bank’s actual results to differ materially from the expectations expressed in the forward-looking statements. Some of these factors are discussed below and others are noted in the “Caution Regarding Forward-Looking Statements” section of this MD&A.

INDUSTRY FACTORS
General Business and Economic Conditions in the Regions in Which We Conduct Business
The Bank operates in Canada, the U.S., and other countries. As a result, the Bank’s earnings are significantly affected by the general business and economic conditions in these regions. These conditions include short-term and long-term interest rates, inflation, fluctuations in the debt and capital markets, government spending, exchange rates, the strength of the economy, threats of terrorism, civil unrest, the effects of public health emergencies, the effects of disruptions to public infrastructure and the level of business conducted in a specific region. For example, in an economic downturn characterized by higher unemployment and lower family income, corporate earnings, business investment and consumer spending, the demand for our loan and other products would be adversely affected and the provision for credit losses would likely increase, resulting in lower earnings. Similarly, a natural disaster could cause business disruptions and/or result in a potential increase in insurance and liability claims, all of which could adversely affect our results. Also, the financial markets are generally characterized by extensive interconnections among financial institutions. As such, defaults by other financial institutions in Canada, the U.S. or other countries could adversely affect the Bank.

Currency Rates
Currency rate movements in Canada, the U.S., and other jurisdictions in which the Bank does business impact the Bank’s financial position (as a result of foreign currency translation adjustments) and on the Bank’s future earnings. For example, if the value of the Canadian dollar rises against the U.S. dollar, the Bank’s investments and earnings in the U.S., may be negatively affected, and vice versa. Changes in the value of the Canadian dollar relative to the U.S. dollar may also affect the earnings of the Bank’s small business, commercial, and corporate clients in Canada.

Monetary and Economic Policies
The Bank’s earnings are affected by the economic and monetary policies of the Bank of Canada, the Federal Reserve System in the U.S., the U.S. Treasury, the U.S. Federal Deposit Insurance Corporation, and various other regulatory agencies internationally. The adoption of new economic or monetary policies by such agencies, changes to existing policies or changes in the supply of money and the general level of interest rates can impact the Bank’s profitability. Unintended consequences of new policies or changes to existing ones can also include the reduction of competition, increased uncertainty in markets and, in jurisdictions outside Canada, the favouring of certain domestic institutions. A change in the level of interest rates, or a prolonged low interest rate environment, affects the interest spread between the Bank’s deposits and loans and as a result impacts the Bank’s net interest income. Changes in monetary policy and in the financial markets, and their impact on the Bank, are beyond the Bank’s control and can be difficult to predict or anticipate.

Level of Competition
The Bank currently operates in a highly competitive industry and its performance is impacted by the level of competition. Customer retention and attraction of new customers can be influenced by many factors, such as the quality and pricing of products or services. Deterioration in these factors or a loss of market share could adversely affect the Bank’s earnings. In addition, other types of financial institutions, such as insurance companies, as well as non-financial institutions are increasingly offering products and services traditionally offered by banks. This type of competition could adversely impact the Bank’s earnings by reducing fee revenue and net interest income.

Changes in Laws and Regulations, and Legal Proceedings
Changes to current laws and regulations, including changes in their interpretation or implementation, and the introduction of new laws and regulations, could adversely affect the Bank, such as by limiting the products or services it can provide and increasing the ability of competitors to compete with its products and services. In particular, the recent financial crisis resulted in, and could further result in, unprecedented and considerable change to laws and regulations applicable to financial institutions and the financial industry. The Bank’s failure to comply with applicable laws and regulations could result in sanctions and financial penalties that could adversely impact its earnings and damage its reputation.

Accuracy and Completeness of Information on Customers and Counterparties
In deciding whether to extend credit or enter into other transactions with customers and counterparties, the Bank may rely on information furnished by or on behalf of such other parties, including financial statements and other financial information. The Bank may also rely on the representations of customers and counterparties as to the accuracy and completeness of such information. The Bank’s financial condition and earnings could be negatively impacted to the extent it relies on financial statements or information that do not comply with GAAP, that are materially misleading, or that do not fairly present, in all material respects, the financial condition and results of operations of the customers and counterparties.

Accounting Policies and Methods Used by the Bank
The accounting policies and methods the Bank utilizes determine how the Bank reports its financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. Such estimates and assumptions may require revisions, and these changes may materially adversely affect the Bank’s results of operations and financial condition. Significant Accounting Policies are described in Note 1 to our Consolidated Financial Statements.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	55

BANK SPECIFIC FACTORS
Adequacy of the Bank’s Risk Management Framework
The Bank’s risk management framework is made up of various processes and strategies for managing risk exposure and includes an Enterprise Risk Appetite Framework. Types of risk to which the Bank is subject include credit, market (including equity and commodity), liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal, environmental, and other risks. There can be no assurance that the Bank’s framework to manage risk, including such framework’s underlying assumptions and models, will be effective under all conditions and circumstances. If the Bank’s risk management framework proves ineffective, whether because it does not keep pace with changing Bank or market circumstances or otherwise, the Bank could suffer unexpected losses and could be materially adversely affected.

New Products and Services to Maintain or Increase Market Share
The Bank’s ability to maintain or increase its market share depends, in part, on its ability to innovate and adapt products and services to evolving industry standards and develop and/or expand its distribution networks. There is increasing pressure on financial services companies to provide products and services at lower prices as well as to increase the convenience features, such as longer branch hours. This can reduce the Bank’s net interest income and revenues from fee-based products and services, increase the Bank’s expenses and, in turn, negatively impact net income. In addition, the widespread adoption of new technologies could require the Bank to make substantial expenditures to modify or adapt existing products and services and could be used in unprecedented ways by the increasingly sophisticated parties who direct their attempts to defraud the Bank or its customers through many channels. The Bank might not be successful in introducing new products and services, achieving market acceptance of its products and services, developing and expanding distribution channels, and/or developing and maintaining loyal customers.

Acquisitions and Strategic Plans
The Bank regularly explores opportunities to acquire other financial services companies or parts of their businesses directly or indirectly through the acquisition strategies of its subsidiaries. The Bank undertakes thorough due diligence before completing an acquisition, but it is possible that unanticipated factors could arise and there is no assurance that the Bank will achieve its financial or strategic objectives or anticipated cost savings following acquisitions and integration efforts. The Bank’s, or a subsidiary’s, ability to successfully complete an acquisition is often subject to regulatory and shareholder approvals, and the Bank cannot be certain when or if, or on what terms and conditions, any required approvals will be granted. The Bank’s financial performance is also influenced by its ability to execute strategic plans developed by management. If these strategic plans do not meet with success or there is a change in strategic plans, the Bank’s earnings could grow more slowly or decline.

Ability to Attract and Retain Key Executives
The Bank’s future performance depends to a large extent on the availability of qualified people and the Bank’s ability to attract, develop and retain key executives. There is intense competition for the best people in the financial services sector. Although it is the goal of the Bank’s management resource policies and practices to attract, develop, and retain key executives employed by the Bank or an entity acquired by the Bank, there is no assurance that the Bank will be able to do so.

Business Infrastructure
Third parties provide key components of the Bank’s business infrastructure such as voice and data communications and network access. Given the high volume of transactions we process on a daily basis, the Bank is reliant on such third party provided services to successfully deliver our products and services. Despite our contingency plans and those of our third party service providers, disruptions in internet, network access or other voice or data communication services could adversely affect the Bank’s ability to deliver products and services to customers and to otherwise conduct business.

Changes to Our Credit Ratings
There can be no assurance that the Bank’s credit ratings and rating outlooks from rating agencies such as Moody’s Investors Service, Standard & Poor’s, Fitch Ratings, or DBRS will not be lowered or that these ratings agencies will not issue adverse commentaries about the Bank. Such changes could potentially result in higher financing costs and reduce access to capital markets. A lowering of credit ratings may also affect the Bank’s ability to enter into normal course derivative or hedging transactions and impact the costs associated with such transactions.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	56

RISK FACTORS AND MANAGEMENT
Managing Risk

EXECUTIVE SUMMARY
Growing profitably in financial services involves selectively taking and managing risks within TD’s risk appetite. We take risks required to build TD’s business, but only if these risks: 1) fit TD’s business strategy and can be understood and managed; 2) do not expose TD to any significant single loss events; and 3) do not risk harming the TD brand. TD has an Enterprise Risk Framework and a risk governance structure to support effective risk management and adherence to the TD risk appetite. TD’s risk management resources and processes are designed to enable all our businesses to understand the risks they are exposed to, and develop the governance, control, and risk management framework they need to manage them appropriately. These resources and processes are strengthened by our risk culture which emphasizes transparency and accountability.

RISKS INVOLVED IN OUR BUSINESSES
We have created an Enterprise Risk Framework that sets out the major risk categories, and identifies and defines a broad number of risks to which our businesses and operations could be exposed. These risk categories are Strategic Risk, Credit Risk, Market Risk, Liquidity Risk, Operational Risk, Insurance Risk, Regulatory & Legal Risk, and Reputational Risk. This Framework gives us an overall view of all potential risks TD and its individual businesses face and allows us to develop appropriate management strategies.

WHO MANAGES RISK
Our risk governance structure emphasizes and balances strong central oversight and control of risk with clear accountability for, and ownership of, risk within each business unit. This structure supports the flow of information between the business units, the members of the Senior Executive Team (SET), who represent each significant business segment and corporate oversight function (including Risk Management, Internal Audit and Compliance), the President and Chief Executive Officer (CEO), and the Board of Directors (Board).

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	57

RISK GOVERNANCE STRUCTURE
The key elements of our risk governance structure are:

The Board
The Board oversees TD’s strategic direction and the implementation of an effective risk culture across the enterprise. It accomplishes its risk management mandate both directly and through its committees, including the Risk Committee of the Board (Risk Committee) and the Audit Committee.

The Risk Committee
The Risk Committee is responsible for overseeing risk management across TD. On an annual basis, the Risk Committee reviews and approves TD’s risk appetite statement and related metrics to ensure ongoing relevance and alignment with TD’s strategy. The Risk Committee approves risk management policies, and reviews actual risk profile against TD’s risk appetite.

Audit Committee
The Audit Committee, in addition to overseeing financial reporting, assesses the adequacy and effectiveness of internal controls, including controls over relevant risk management processes.

CEO and SET
The CEO, the Group Head and Chief Risk Officer (CRO), and other members of the SET develop TD’s long term strategic direction and define TD’s risk appetite and apply it to the businesses. They manage risk in accordance with TD’s risk appetite and consider the impact of emerging risks on TD’s strategy and risk profile. This accountability includes identifying and reporting significant risks to the Risk Committee.

Executive Committees
The CEO in consultation with the CRO designates TD’s Executive Committees, which support the CEO in the overall management of risk. These Committees are chaired by members of the SET and meet regularly to provide oversight on governance, risk, and control at the most senior level, and review and endorse risk management policies, strategies, and controls.

The Enterprise Risk Management Committee (ERMC), chaired by the CEO, provides executive oversight over all risk categories identified in the Risk Framework. Additional Executive Committees have been established for certain areas based on the nature of the risk and related business activity:
•
Asset / Liability Committee - chaired by the Group Head, Corporate Development, Enterprise Strategy, and Treasury, oversees the management of TD’s non-trading market risk and each of its consolidated liquidity, funding and capital positions.

•
Disclosure Committee - chaired by the Group Head and Chief Financial Officer, oversees that appropriate controls and procedures are in place and operating to permit timely, accurate, balanced and compliant disclosure to regulators, shareholders and the market.

•	Operational Risk Oversight Committee - chaired by the CRO, oversees the strategic assessment of TD’s governance, control and operational risk structure.
•
Reputational Risk Committee - chaired by the CRO, oversees that corporate or business initiatives with significant reputational risk profiles have received adequate review for reputational risk implications.

•
Risk Capital Assessment Committee - chaired by the CRO, oversees the establishment of risk-based capital requirements in view of the risks TD takes within its stated risk appetite and limits and the quality and effectiveness of TD’s internal capital adequacy assessment process (ICAAP).

Risk Management
The Risk Management function is headed by the CRO and provides independent oversight and governance with respect to risk identification and control. Risk Management works with the business segments to establish policies, standards, and limits that align to TD’s risk appetite, and monitors and reports on existing and emerging risks and compliance with TD’s risk appetite. There are clear procedures for when and how risk events and issues are brought to the attention of senior management and the Risk Committee.

Business Segments
Each business segment within TD has its own risk management function that reports directly to Risk Management and indirectly to senior business management. This structure supports an appropriate level of central oversight while emphasizing ownership and accountability for risk within the business segment. Business management is responsible for setting the business-level risk appetite and metrics, which are reviewed by Risk Management and endorsed by the ERMC, to align with TD’s risk appetite and managing risk within approved risk limits as set out in TD policies.

Internal Audit
TD’s audit function provides independent assurance of the effectiveness of risk management, control and governance processes employed to ensure compliance with TD’s risk appetite and reports on its evaluation to management and the Board.

Compliance
The Compliance group establishes risk-based programs and standards to manage compliance risk across TD and provides independent review of the day-to-day compliance controls owned by the business to comply with the relevant legislation and regulatory requirements.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	58

HOW WE MANAGE RISK
TD’s risk management approach is comprehensive and proactive. It combines the experience and specialized knowledge of individual business segments, risk professionals, and the corporate oversight functions. TD’s risk appetite statement is the primary means used to communicate understanding of how TD views risk and its risk tolerances across all levels of the organization and for all major risk categories. TD’s risk appetite takes into account our mission, vision, guiding principles, strategy, as well as TD’s risk philosophy and capacity to bear risk. Current operating conditions and the impact of emerging risks on TD’s strategy and risk profile also inform how we apply TD’s risk appetite. TD’s Risk Appetite Statement is summarized as follows:

We take risks required to build our business, but only if those risks:
1.	Fit our business strategy, and can be understood and managed
2.	Do not expose the Enterprise to any significant single loss events; we don’t ‘bet the bank’ on any single acquisition, business, or product
3.	Do not risk harming the TD brand

Risk Management is responsible for establishing practices and processes to formulate, report, monitor, and review the application of TD’s risk appetite and related metrics. Risk Management also monitors and evaluates the effectiveness of these practices and metrics. The following principles govern Risk Management in carrying out its mandate:

•	Enterprise-wide in Scope - Risk Management will span all areas of TD, including third-party alliances and joint venture undertakings, and all boundaries, both geographic and regulatory.
•	Transparent and Effective Communication - Matters relating to risk will be communicated and escalated in a timely, accurate, and forthright manner.
•	Enhanced Accountability - Risks will be explicitly owned, understood, and actively managed by the business and all employees.
•	Independent Oversight - Risk policies, procedures, and reporting will be established independently and objectively.
•	Integrated Risk and Control Culture - Risk management disciplines will be integrated into TD’s daily routines, decision-making, and strategy.
•	Strategic Balance - Risk will be managed to an acceptable level of exposure, recognizing the need to protect shareholder value.

Adherence to the TD’s risk appetite is managed and monitored enterprise-wide by Risk Management, supported by management oversight committees. Key policies and metrics have been implemented to safeguard against major risks. These key metrics are reported to senior management and the Board and Risk Committee regularly. Other metrics are tracked on an ongoing basis by management, and escalated to senior management and the Board as required.

In assessing compliance with TD’s risk appetite and quantifying risk, TD uses various risk measurement methodologies, including Value-at-Risk (VaR) analysis, scenario analysis, and stress testing. We also require significant business units and corporate oversight functions to assess their own key risks and internal controls annually through a structured risk and control self-assessment program. Internal and external risk events are also actively monitored to assess whether our internal controls are effective. This allows us to identify, escalate, and monitor significant risk issues as needed.

Our approach to managing risk also requires us to define the interaction between risk and capital assessment so that relevant risks can be appropriately captured in TD’s measurement and management of capital adequacy. This involves the review, challenge, and endorsement by senior management committees of ICAAP and related economic capital practices. Our performance is measured based on the allocation of risk-based economic capital to businesses and the cost charged against that capital. Lastly, we review and assess annually TD management’s performance against TD’s risk appetite as an input into compensation decisions.

Enterprise Stress Testing
Enterprise-Wide Stress Testing at TD is part of the long-term strategic, financial, and capital planning exercise that helps define and understand risk tolerance. TD’s Enterprise-Wide Stress Testing program involves the development, application, and assessment of severe but plausible stress scenarios on earnings and capital. It enables management to identify and articulate enterprise-wide risks and understand potential vulnerabilities that are relevant to TD's risk profile. Stress Testing engages senior management in each business segment, Finance, Treasury and Balance Sheet Management, Economics, and Risk Management. The results are reviewed by senior executives, incorporated in TD’s planning process and presented to the Risk Committee.

The following pages describe the key risks we face and how they are managed.

Strategic Risk

Strategic risk is the potential for financial loss or reputational damage arising from ineffective business strategies, improper implementation of business strategies, or a lack of responsiveness to changes in the business environment.
Management makes strategic decisions today to enhance future shareholder returns. Senior management actively monitors, assesses, manages, and mitigates the most significant strategic risks along with oversight from the Board.

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WHO MANAGES STRATEGIC RISK
The CEO manages strategic risk supported by the members of the SET and the ERMC. The CEO, together with the SET, defines the overall strategy, in consultation with and subject to approval by the Board. The Enterprise Strategy group, under the leadership of the Group Head, Corporate Development, Enterprise Strategy, and Treasury is charged with developing TD’s overall longer-term strategy with input and support from senior executives across TD. In addition, each member of the SET is responsible for establishing and managing strategies for their business areas and for ensuring such strategies are aligned with the overall enterprise strategy. Each SET member is also accountable to the CEO for monitoring, managing, and reporting on the effectiveness and risks of their business strategies. The ERMC oversees the identification and monitoring of significant and emerging risks related to TD’s strategies and ensures that mitigating action is taken where appropriate.
The CEO reports to the Board on the implementation of TD’s strategies, identifying the risks within those strategies and explaining how they are managed.

HOW WE MANAGE STRATEGIC RISK
The strategies and operating performance of significant business units and corporate functions are assessed regularly by the CEO and the relevant members of the SET through an integrated financial and strategic planning process, management meetings, operating reviews, and strategic business reviews.  Our annual planning process considers individual segment strategies and key initiatives and ensures alignment between business-level and enterprise-level strategies. Once the strategy is set, regular strategic business reviews conducted throughout the year ensure that alignment is maintained in its implementation. The reviews include an evaluation of each business’ strategy, competitive position, financial performance, initiatives for strategy execution, and key business risks. The frequency of strategic business reviews depends on the risk profile and size of the business or function. The overall state of Strategic Risk and adherence to TD’s risk appetite is reviewed by the ERMC in the normal course.

The shaded areas of this MD&A represent a discussion on risk management policies and procedures relating to credit, market, and liquidity risks as required under the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3862, Financial Instruments - Disclosures, which permits these specific disclosures to be included in the MD&A. Therefore, the shaded areas which include Credit Risk, Market Risk, and Liquidity Risk, form an integral part of the audited Consolidated Financial Statements for the years ended October 31, 2009 and 2010.

Credit Risk
Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations.
Credit risk is one of the most significant and pervasive risks in banking. Every loan, extension of credit or transaction that involves the transfer of payments between TD and other parties or financial institutions exposes TD to some degree of credit risk.
Our primary objective is to be methodical in our credit risk assessment so that we can better understand, select, and manage our exposures to reduce significant fluctuations in earnings.
Our strategy is to ensure central oversight of credit risk in each business, reinforcing a culture of transparency, accountability, independence, and balance.

WHO MANAGES CREDIT RISK
The responsibility for credit risk management is enterprise-wide. To reinforce ownership of credit risk, credit risk control functions are integrated into each business but report to Risk Management to ensure objectivity and accountability.
Each business segment’s credit risk control unit is primarily responsible for credit decisions and must comply with established policies, exposure guidelines and credit approval limits, and policy/limit exception procedures. It must also adhere to established standards of credit assessment and obtain Risk Management’s approval for material credit decisions.
Risk Management provides independent oversight of credit risk by developing centralized policies that govern and control portfolio risks and product-specific policies as required.
The Risk Committee ultimately oversees the management of credit risk and annually approves all major credit risk policies.

HOW WE MANAGE CREDIT RISK
Credit Risk is managed through a centralized infrastructure:
Risk Management centrally approves all credit risk policies, including exception management guidelines, as well as the discretionary limits of officers throughout TD for extending lines of credit.
Guidelines are established to monitor and limit country risk, industry risk, and group exposure in the portfolios in accordance with enterprise-wide policies approved by the Risk Committee.
Our Commercial Banking and Wholesale Banking businesses use credit risk models and policies to establish borrower and facility risk ratings, quantify and monitor the level of risk, and facilitate its management. The businesses also use risk ratings to determine the amount of credit exposure we are willing to extend to a particular borrower.
Our retail businesses use approved scoring techniques and standards in extending, monitoring, and reporting personal credit in our retail businesses.
Management processes are used to monitor country, industry, and counterparty risk ratings, which include daily, monthly, quarterly and annual review requirements for credit exposures.
The key parameters used in our credit risk models are monitored on an ongoing basis.
Unanticipated economic or political changes in a foreign country could affect cross-border payments for goods and services, loans, dividends, trade-related finance, as well as repatriation of TD’s capital in that country. TD currently has counterparty exposure in a number of countries, with the majority of the exposure in North America. We measure country risk using approved risk rating models and qualitative factors that are also used to establish country exposure guidelines covering all aspects of credit exposure across all businesses. Country risk ratings are managed on an ongoing basis and are subject to a detailed review at least annually.

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As part of our credit risk strategy, we set limits on the amount of credit we are prepared to extend to specific industry sectors. We monitor our concentration to any given industry to ensure that our loan portfolio is diversified. We limit our risk using guidelines based on an internal risk rating score that combines our industry risk rating model and detailed industry analysis.
If several industry segments are affected by common risk factors, we assign a single exposure guideline to those segments. In addition, for each material industry, Risk Management assigns a maximum exposure limit or a concentration limit which is a percentage of our total wholesale and commercial exposure. We regularly review industry risk ratings to ensure that those ratings properly reflect the risk of the industry.
We also set limits on the amount of credit we are prepared to extend to a particular entity or group of entities (also referred to as “entity risk”).  All entity risk is approved by the appropriate decision-making authority using guidelines based on the entity’s borrower risk rating, the facility risk rating(s) and the risk rating of the industry in which the entity operates. This exposure is monitored on a regular basis. As at October 31, 2010, entity exposures are within approved limits and TD does not have material entity exposure to any entity considered higher risk as defined by our credit policies and management’s internal monitoring process.
From time-to-time, we may use credit derivatives to mitigate industry concentration and borrower-specific exposure as part of our portfolio risk management techniques.
Exceptions to policy/limit guidelines are permitted subject to approval via established procedures.

The Basel II Framework
The objective of the Basel II Framework is to improve the consistency of capital requirements internationally and make required regulatory capital more risk-sensitive. Basel II sets out several options which represent increasingly more risk-sensitive approaches to calculating credit, market and operational risk and risk-weighted assets (RWA). RWA are a key determinant of our regulatory capital requirements.

Credit Risk and the Basel II Framework
We received approval from OSFI to use the Basel II Advanced Internal Ratings Based (AIRB) Approach for credit risk, effective November 1, 2007. We use the AIRB Approach for all material portfolios, except in the following areas:
•	We have approved exemptions to use the Standardized Approach for some small credit exposures in North America. Risk Management reconfirms annually that this approach remains appropriate.
•
We have received temporary waivers to use the Standardized Approach for our margin trading book, some small retail credit portfolios and the majority of our U.S. credit portfolios. Plans are in place to transition these portfolios to the AIRB Approach.

To continue to qualify to use the AIRB Approach for credit risk, TD must meet the ongoing conditions and requirements established by OSFI and the Basel II Framework. We regularly assess our compliance with the Basel II requirements and retain qualified professionals to implement the remaining Basel II work.

Credit Risk Exposures subject to the Standardized Approach
The Standardized Approach to credit risk is used primarily for assets in the U.S. Personal and Commercial Banking portfolio and plans are in place to transition to the AIRB Approach. Under the Standardized Approach, the assets are multiplied by risk-weights prescribed by OSFI to determine RWA. These risk-weights are assigned according to certain factors including counterparty type, product type, and the nature/extent of credit risk mitigation. We use external credit ratings assigned by one or more of Moody’s Investors Service, Standard & Poor’s, Fitch and DBRS to determine the appropriate risk weight for our exposures to Sovereigns and Banks.

We apply the following risk weights to on-balance sheet exposures under the Standardized Approach:

Sovereign	0%1
Bank	20%1
Residential secured	35% or 75%2
Other retail (including small business entities)	75%
Corporate	100%
1   The risk rating may vary according to the external risk rating.
2   35% applied when loan to value <=80%, 75% when loan to value >80%.

Lower risk-weights apply where approved credit risk mitigants exist. Loans that are more than 90 days past due receive a risk-weight of either 100% (residential secured) or 150% (all other).
For off-balance sheet exposures, specified credit conversion factors are used to convert the notional amount of the exposure into a credit equivalent amount.

Credit Risk Exposures subject to the AIRB Approach
The AIRB Approach to credit risk is used for all material portfolios except in the areas noted in the “Credit Risk and the Basel II Framework” section. Banks that adopt the AIRB Approach to credit risk must report credit risk exposures by counterparty type, each having different underlying risk characteristics. These counterparty types may differ from the presentation in our financial statements.
TD’s credit risk exposures are divided into two main portfolios, non-retail and retail. In the non-retail portfolio, we manage exposures on an individual borrower basis, using industry and sector-specific credit risk models, and expert judgment. We have categorized non-retail credit risk exposures according to the following Basel II counterparty types: corporate (wholesale and commercial customers), sovereign (governments, central banks and certain public sector entities), and bank (regulated deposit-taking institutions, securities firms and certain public sector entities).

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In the retail portfolio (individuals and small businesses), we manage exposures on a pooled basis, using predictive credit scoring techniques. We have three sub-types of retail exposures: residential secured (e.g., individual mortgages, home equity lines of credit), qualifying revolving retail (e.g., individual credit cards, unsecured lines of credit and overdraft protection products), and other retail (e.g., personal loans, student lines of credit, and small business banking credit products).

Risk Parameters
Under the AIRB Approach, credit risk is measured using the following risk parameters: probability of default (PD) - the likelihood that the borrower will not be able to meet its scheduled repayments within a one year time horizon; loss given default (LGD) - the amount of the loss TD would likely incur when a borrower defaults on a loan, which is expressed as a percentage of exposure at default (EAD) - the total amount we are exposed to at the time of default. By applying these risk parameters, we can measure and monitor our credit risk to ensure it remains within pre-determined thresholds.

Non-retail Exposures
We evaluate credit risk for non-retail exposures by rating for both the borrower risk and the facility risk. We use this system for all corporate, sovereign and bank exposures. We determine the risk ratings using industry and sector-specific credit risk models that quantify and monitor the level of risk and facilitate its management. All borrowers and facilities are assigned an internal risk rating that must be reviewed at least once each year.
Each borrower is assigned a borrower risk rating that reflects the PD of the borrower using proprietary models and expert judgment. In assessing borrower risk, we review the borrower’s competitive position, industry, financial performance, economic trends, management and access to funds. TD’s 21-point borrower risk rating scale broadly aligns to external ratings as follows:

Description	Rating Category	Standard & Poor’s	Moody’s Investor Services
Investment grade	0 to 1C	AAA to AA-	Aaa to Aa3
	2A to 2C	A+ to A-	A1 to A3
	3A to 3C	BBB+ to BBB-	Baa1 to Baa3
Non-investment grade	4A to 4C	BB+ to BB-	Ba1 to Ba3
	5A to 5C	B+ to B-	B1 to B3
Watch and classified	6 to 8	CCC+ to CC and below	Caa1 to Ca and below
Impaired/default	9A to 9B	Default	Default

The facility risk rating maps to LGD and takes into account facility-specific characteristics such as collateral, seniority ranking of debt, and loan structure.
Internal risk ratings are key to portfolio monitoring and management and are used to set exposure limits and loan pricing. Internal risk ratings are also used in the calculation of regulatory capital, economic capital, and general allowance for credit losses.

Derivative Exposures
Credit risk on derivative financial instruments, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to TD. We use the Current Exposure Method to determine regulatory capital requirements for derivative exposures. The Treasury Credit group within Wholesale Banking is responsible for implementing and ensuring compliance with credit policies established by TD for the management of derivative credit exposures.

We use a range of qualitative and quantitative methods to measure and manage counterparty credit risk. These include statistical methods to measure and limit future potential exposure and stress tests to identify and quantify exposure to extreme events. We set gross notional limits to manage business volumes and concentrations and we regularly assess market conditions and the pricing quality of underlying financial instruments. Counterparty credit risk may increase during periods of receding market liquidity for certain instruments. Treasury Credit Management meets regularly with Trading Risk Management and front office Trading to discuss evolving market conditions and the interdependencies between market risk and counterparty credit risk.

TD actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral and other credit risk mitigation techniques. Derivative-related credit risks are subject to the same credit approval, limit, monitoring, and exposure guideline standards that we use for managing other transactions that create credit risk exposure. These standards include evaluating the creditworthiness of counterparties, measuring and monitoring exposures, including wrong-way risk exposures, and managing the size, diversification, and maturity structure of the portfolios.

There are two types of wrong-way risk exposures: general and specific. General wrong-way risk arises when the probability of default of the counterparties moves in the same direction as a given market risk factor. Specific wrong-way risk arises when the exposure to a particular counterparty moves in the same direction as the probability of default of the counterparty due to the nature of the transactions entered into with that counterparty. These exposures require specific approval by the appropriate level within the credit approval process. We record specific wrong-way risk exposures in the same manner as direct loan obligations and control them by way of approved facility limits.

As part of the credit risk monitoring process, management meets on a periodic basis to review all exposures, including exposures resulting from derivative financial instruments to higher risk counterparties. As at October 31, 2010, after taking into account risk mitigation strategies, TD does not have a material derivative exposure to any counterparty considered higher risk as defined by management’s internal monitoring process. In addition, TD does not have a material credit risk valuation adjustment to any specific counterparty.

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Retail Exposures
We have a large number of individual and small business customers in our retail credit segment. We use automated credit and behavioural scoring systems to process requests for retail credit. For larger and more complex transactions, we direct the requests to underwriters in regional credit centres who work within clear approval limits. Once retail credits are funded, we monitor current internal and external risk indicators on a regular basis to identify changes in risk.
We assess retail exposures on a pooled basis, with each pool consisting of exposures with similar characteristics. Pools are segmented by product type and by the PD estimate. We have developed proprietary statistical models and decision strategies for each retail product portfolio. Our models are based on seven to ten or more years of internal historical data. Credit risk parameters (PD, EAD and LGD) for each individual facility are updated quarterly using the most recent borrower credit bureau and product-related information. We adjust the calculation of LGD to reflect the potential of increased loss during an economic downturn.

The following table maps PD ranges to risk levels:

Description	One-year PD range > - <=
Low risk	0.00% - 0.15%
Normal risk	0.15% - 1.10%
Medium risk	1.10% - 4.74%
High risk	4.74% - 100%
Default	100.0%

Validation of the Credit Risk Rating System
Credit risk rating systems and methodologies are independently validated to verify that they remain accurate predictors of risk. The validation process includes the following considerations:
Risk parameter estimates - PDs, EADs, and LGDs are reviewed and updated against actual loss experience and benchmarked against public sources of information to ensure estimates continue to be reasonable predictors of potential loss.
Model performance - Estimates continue to be discriminatory, stable, and predictive.
Data quality - Data used in the risk rating system is accurate, appropriate, and sufficient.
Assumptions - Key assumptions underlying the development of the model remain valid for the current portfolio and environment.
Risk Management ensures that the credit risk rating system complies with TD’s model risk rating policy. At least annually, the Risk Committee is informed of the performance of the credit risk rating system. The Risk Committee must approve any material changes to TD’s credit risk rating system.

Stress Testing
To determine the potential loss that could be incurred under a range of adverse scenarios, we subject our credit portfolios to stress tests. Stress tests assess vulnerability of the portfolios to the effects of severe but plausible situations, such as an economic downturn or a material market disruption.

Credit Risk Mitigation
The techniques we use to reduce or mitigate credit risk include written policies and procedures to value and manage financial and non-financial security (collateral) and to review and negotiate netting agreements. The amount and type of collateral and other credit risk mitigation techniques required are based on TD’s own assessment of the counterparty’s credit quality and capacity to pay.

In the Retail and Commercial Banking businesses, security for loans is primarily non-financial and includes residential real estate, real estate under development, commercial real estate and business assets, such as accounts receivable, inventory and fixed assets. In the Wholesale Banking business, a large portion of loans is to investment grade borrowers where no security is pledged. Non-investment grade borrowers typically pledge business assets in the same manner as commercial borrowers. Common standards across TD are used to value collateral, determine recalculation schedules and to document, register, perfect and monitor collateral.
Security for derivative exposures is primarily financial and includes cash and negotiable securities issued by governments and investment grade issuers. The Treasury Credit group within Wholesale Banking is the central source of financial collateral processes. These processes include pre-defined discounts and procedures for the receipt, safekeeping, and release of pledged securities.
In all but exceptional situations, we secure collateral by taking possession and controlling it in a jurisdiction where we can legally enforce our collateral rights. Exceptionally, and when demanded by our counterparty, we hold or pledge collateral with a third-party custodian. We document third-party arrangements with a Custody and Control Agreement.
We may take guarantees to reduce the risk in credit exposures. We only recognize irrevocable guarantees that are provided by entities with a better risk rating than that of the borrower or counterparty to the transaction.

TD makes use of credit derivatives to mitigate credit risk. The credit, legal, and other risks associated with these transactions are controlled through well-established procedures. Our policy is to enter into these transactions with investment grade financial institutions. Credit risk to these counterparties is managed through the same approval, limit and monitoring processes we use for all counterparties for which we have credit exposure. We also use collateral and master netting agreements to mitigate derivative counterparty exposure.

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Gross Credit Risk Exposure
Gross credit risk exposure, also referred to as exposure at default (EAD), is the total amount we are exposed to at the time of default of a loan and is measured before specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on- and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and certain other repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style transactions.
Gross credit risk exposure for the two approaches we use to measure credit risk is given in the following table:

TABLE 39 GROSS CREDIT RISK EXPOSURE - BASEL II: STANDARDIZED AND AIRB APPROACHES1
(millions of Canadian dollars)		As at Oct. 31, 2010			As at Oct. 31, 2009
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$13,486	$146,777	$160,263	$10,606	$137,448	$148,054
Qualifying revolving retail	-	40,940	40,940	-	40,894	40,894
Other retail	17,943	28,205	46,148	17,252	23,636	40,888
	31,429	215,922	247,351	27,858	201,978	229,836
Non-retail
Corporate	50,436	114,603	165,039	45,277	99,856	145,133
Sovereign	8,872	63,633	72,505	2,144	57,958	60,102
Bank	20,916	112,003	132,919	18,144	91,089	109,233
	80,224	290,239	370,463	65,565	248,903	314,468
Gross credit risk exposures	$111,653	$506,161	$617,814	$93,423	$450,881	$544,304
1	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization and equity exposures.

Other Credit Risk Exposures
Non-trading Equity Exposures
Our non-trading equity exposures are at a level that represents less than 10% of our combined Tier 1 and Tier 2 capital. As a result, we use OSFI-prescribed risk weights to calculate our RWA on non-trading equity exposures.

Securitization Exposures
For externally rated securitization exposures, we use both the Standardized Approach and the Ratings Based Approach (RBA). Both approaches assign risk weights to exposures using external ratings. We use ratings assigned by one or more of Moody’s Investors Service, Standard & Poor’s, Fitch and DBRS. The RBA also takes into account additional factors including the time horizon of the rating (long-term or short-term), the amount of detail available on the underlying asset pool and the seniority of the position.
    We use the Internal Assessment Approach (IAA) to calculate RWA for our exposures relating to asset-backed commercial paper (ABCP) securitizations that are not externally rated. Under the IAA, exposures are multiplied by OSFI-prescribed risk weights to calculate RWA.

Market Risk

Market risk is the risk of loss in financial instruments or the balance sheet due to adverse movements in market factors such as interest and exchange rates, prices, credit spreads, volatilities, and correlations.
    We are exposed to market risk in our trading and investment portfolios, as well as through our non-trading activities. In our trading and investment portfolios, we are active participants in the market, seeking to realize returns for TD through careful management of our positions and inventories. In our non-trading activities, we are exposed to market risk through the transactions that our customers execute with us.
We comply with the Basel II market risk requirements as at October 31, 2010 using the Internal Model Method.

MARKET RISK IN TRADING ACTIVITIES
The four main trading activities that expose us to market risk are:
•    Market making - We provide markets for a large number of securities and other traded products. We keep an inventory of these securities to buy from and sell to investors, profiting from the spread between bid and ask prices.
•    Sales - We provide a wide variety of financial products to meet the needs of our clients, earning money on these products from mark-ups and commissions.
•    Arbitrage - We take positions in certain markets or products and offset the risk in other markets or products. Our knowledge of various markets and products and how they relate to one another allows us to identify and benefit from pricing anomalies.
•    Positioning - We aim to make profits by taking positions in certain financial markets in anticipation of changes in those markets.

WHO MANAGES MARKET RISK IN TRADING ACTIVITIES
Primary responsibility for managing market risk in trading activities lies with Wholesale Banking with oversight from Trading Risk within Risk Management. There is a Market Risk and Capital Committee chaired by the Senior Vice President, Trading Risk and includes Wholesale Banking senior management which meets regularly to conduct a review of the market risk profile and trading results of our trading businesses, recommend changes to risk policies, review underwriting inventories, and review the usage of capital and assets in Wholesale Banking.

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HOW WE MANAGE MARKET RISK IN TRADING ACTIVITIES
Market risk plays a key part in the assessment of any trading business strategy. We launch new trading initiatives or expand existing ones only if the risk has been thoroughly assessed and is judged to be within our risk tolerance and business expertise, and if the appropriate infrastructure is in place to monitor, control, and manage the risk.

Trading Limits
We set trading limits that are consistent with the approved business strategy for each business and our tolerance for the associated market risk, aligned to TD’s market risk appetite. In setting limits, we take into account market volatility, market liquidity, organizational experience and business strategy. Limits are prescribed at the desk level, portfolio level, and business line level, and in Wholesale Banking in aggregate.
The core market risk limits are based on the key risk drivers in the business and include notional limits, credit spread limits, yield curve shift limits, price, and volatility shift limits.
Another primary measure of trading limits is Value-at-Risk (VaR), which we use to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.
At the end of each day, risk positions are compared with risk limits, and any excesses are reported in accordance with established market risk policies and procedures.

Calculating VaR
TD estimates total VaR on a daily basis by combining the General Market Risk (GMR) and Debt Specific Risk (DSR) exposure associated with TD’s trading positions. GMR is determined by creating a distribution of potential changes in the market value of the current portfolio. We value the current portfolio using the market price and rate changes (for equity, interest rate, foreign exchange, credit, and commodity products) of the most recent 259 trading days. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days.
DSR measures migration and default risk for credit products in the trading portfolio. The DSR model is based on Monte Carlo simulations of credit migrations and defaults using historical migration and default probabilities. Similar to GMR, DSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days.
Trading-related revenue is the total of trading revenue reported in other income and the net interest income on trading positions reported in net interest income. Trading-related revenue in the graph below excludes revenue related to changes in the fair value of loan commitments. Similarly, the commitments are not included in the VaR measure as they are not managed as trading positions. In 2010, there were 30 days of trading losses but none breached the VaR.

    The graph below discloses daily VaR usage and trading-related revenue within Wholesale Banking.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	65

TABLE 40 VALUE-AT-RISK USAGE
(millions of Canadian dollars)	2010										2009
	As at	Average	High		Low		As at	Average	High		Low
Interest rate and credit spread risk	$14.4	$12.6	$20.0		$8.1		$15.8	$21.5	$46.3		$8.3
Equity risk	6.4	7.8	11.3		6.1		8.8	9.2	17.1		4.6
Foreign exchange risk	1.5	2.5	6.1		0.7		4.0	4.4	9.7		1.2
Commodity risk	0.8	1.1	3.4		0.4		1.0	0.9	2.4		0.5
Debt specific risk	22.9	17.2	26.5		10.2		16.8	31.7	67.4		11.9
Diversification effect1	(18.0)	(18.9)	n/m	2	n/m	2	(23.1)	(29.3)	n/m	2	n/m	2
Total Value-at-Risk	$28.0	$22.3	$32.0		$14.5		$23.3	$38.4	$78.7		$16.9
1   The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2   Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Validation of VaR Model
For each of our trading portfolios, and for the portfolio as a whole, we use a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical assumptions of the VaR model. The theoretical change in profit and loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio.

Stress Testing
Our trading business is subject to an overall global stress test limit. In addition, each global business has a stress test limit, and each broad risk class has an overall stress test limit. Stress scenarios are designed to model extreme economic events, replicate worst-case historical experiences, or introduce severe but plausible changes in key market risk factors. The stress testing program includes scenarios developed using actual historical market data during periods of market disruption. The events we have modeled include the 1987 equity market crash, the 1998 Russian debt default crisis, the aftermath of September 11, 2001, the 2007 Canadian ABCP crisis, and the collapse of Lehman Brothers along with the ensuing credit crisis of fall 2008.
Stress tests are produced and reviewed regularly with the Market Risk and Capital Committee.

MARKET RISK IN INVESTMENT ACTIVITIES
We are also exposed to market risk in TD’s own investment portfolio and in the merchant banking business. Risks are managed through a variety of processes, including identification of our specific risks and determining their potential impact. Policies and procedures are established to monitor, measure, and mitigate these risks.

WHO MANAGES MARKET RISK IN INVESTMENT ACTIVITIES
The TD Investment Committee regularly reviews the performance of TD’s own investments and assesses the performance of portfolio managers. The Risk Committee reviews and approves the investment policies and limits for TD’s own portfolio.

HOW WE MANAGE RISK IN INVESTMENT ACTIVITIES
We use advanced systems and measurement tools to manage portfolio risk. Risk intelligence is embedded in the investment decision-making process by integrating performance targets, risk/return tradeoffs and quantified risk tolerances. Analysis of returns identifies performance drivers, such as sector and security exposures, as well as the influence of market factors. Market risk arising from investment activities in TD’s own portfolio is managed as a component of TD’s overall asset and liability profile.
We are exposed to market risk when we enter into non-trading banking transactions with our customers. These transactions primarily include deposit taking and lending, which are also referred to as “asset and liability” positions.

Asset/Liability Management

Asset/liability management deals with managing the market risks of our traditional banking activities. Such market risks primarily include interest rate risk and foreign exchange risk.

WHO IS RESPONSIBLE FOR ASSET/LIABILITY MANAGEMENT
The Treasury and Balance Sheet Management (TBSM) Department measures and manages the market risks of our non-trading banking activities, with oversight from the Asset/Liability Committee (ALCO), which is chaired by the Group Head Corporate Development, Enterprise Strategy and Treasury, and includes other senior executives. The Risk Committee periodically reviews and approves all asset/liability management market risk policies and receives reports on compliance with approved risk limits.

HOW WE MANAGE OUR ASSET AND LIABILITY POSITIONS
When TD products are issued, risks are measured using a fully hedged option-adjusted transfer-pricing framework that allows us to measure and manage product risk within a target risk profile. The framework also ensures that business units engage in risk-taking activities only if they are productive.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	66

Managing Interest Rate Risk
Interest rate risk is the impact that changes in interest rates could have on our margins, earnings and economic value. The objective of interest rate risk management is to ensure that earnings are stable and predictable over time. To this end, we have adopted a disciplined hedging approach to managing the net income contribution from our asset and liability positions including a modeled maturity profile for non-rate sensitive assets, liabilities, and equity. Key aspects of this approach are:
•    Evaluating and managing the impact of rising or falling interest rates on net interest income and economic value.
•    Measuring the contribution of each TD product on a risk-adjusted, fully-hedged basis, including the impact of financial options, such as mortgage commitments that are granted to customers.
•    Developing and implementing strategies to stabilize net income from all personal and commercial banking products.

We are exposed to interest rate risk when asset and liability principal and interest cash flows have different payment or maturity dates. These are called “mismatched positions.” An interest-sensitive asset or liability is repriced when interest rates change, when there is cash flow from final maturity, normal amortization, or when customers exercise prepayment, conversion or redemption options offered for the specific product.
Our exposure to interest rate risk depends on the size and direction of interest rate changes, and on the size and maturity of the mismatched positions. It is also affected by new business volumes, renewals of loans or deposits, and how actively customers exercise options, such as prepaying a loan before its maturity date.

Interest rate risk is measured using various interest rate “shock” scenarios to estimate the impact of changes in interest rates on both TD’s annual Earnings at Risk (EaR) and Economic Value at Risk (EVaR). EaR is defined as the change in our annual net interest income from a 100 bps unfavourable interest rate shock due to mismatched cash flows. EVaR is defined as the difference in the change in the present value of our asset portfolio and the change in the present value of our liability portfolio, including off-balance sheet instruments, resulting from a 100 bps unfavourable interest rate shock.
TD’s policy sets overall limits on EVaR and EaR based on a 100 bps adverse interest rate shock for its management of Canadian and U.S. non-trading interest rate risk.
We regularly perform valuations of all asset and liability positions, as well as off-balance sheet exposures. Our objectives are to protect the present value of the margin booked at the time of inception for fixed-rate assets and liabilities, and to generate more stable net interest income over time.
The interest rate risk exposures from products with closed (non-optioned) fixed-rate cash flows are measured and managed separately from products that offer customers prepayment options. We project future cash flows by looking at the impact of:
•    An assumed maturity profile for our core deposit portfolio.
•    Our targeted investment profile on our net equity position.
•    Liquidation assumptions on mortgages other than from embedded pre-payment options.

The objective of portfolio management within the closed book is to eliminate cash flow mismatches, so that net interest income becomes more predictable. Product options, whether they are freestanding options such as mortgage rate commitments or embedded in loans and deposits, expose us to a significant financial risk. We model our exposure from freestanding mortgage rate commitment options using an expected funding profile based on historical experience. We model our exposure to written options embedded in other products, such as the rights to prepay or redeem, based on analysis of rational customer behaviour. We also model the margin compression that would be caused by declining interest rates on certain interest rate sensitive demand deposit accounts. To manage product option exposures we purchase options or use a dynamic hedging process designed to replicate the payoff on a purchased option.

The following graph shows our interest rate risk exposure (as measured by EVaR) on all non-trading assets, liabilities, and derivative instruments used for interest rate risk management.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	67

TD uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at October 31, 2010, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of shareholders’ equity by $165.4 million (2009 - $85.6 million) after tax. An immediate and sustained 100 bps decrease in interest rates would have reduced the economic value of shareholders’ equity by $116.5 million (2009 - $137.0 million) after tax.
The following table shows the sensitivity of the economic value of shareholders’ equity (after tax) by currency for those currencies where TD has material exposure.

TABLE 41 SENSITIVITY OF AFTER-TAX ECONOMIC VALUE AT RISK BY CURRENCY
(millions of Canadian dollars)		As at Oct. 31, 2010		As at Oct. 31, 2009
Currency	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
Canadian dollar	$(12.4)	$(68.1)	$(0.5)	$(67.6)
U.S. dollar	(153.0)	(48.4)	(85.1)	(69.4)
	$(165.4)	$(116.5)	$(85.6)	$(137.0)

For the EaR measure (not shown on the graph), a 100 basis point increase in interest rates on October 31, 2010 would have decreased pre-tax net income by $20.7 million (2009 - $95.2 million decrease) in the next 12 months. A 100 basis point decrease in interest rates on October 31, 2010 would have increased pre-tax net income by $20.7 million (2009 - $95.2 million increase) in the next 12 months. The lower level of EaR implies low net cashflow repricing sensitivity.

   The following table shows the sensitivity of net income (pre-tax) by currency for those currencies where TD has material exposure.

TABLE 42 SENSITIVITY OF PRE-TAX EARNINGS AT RISK BY CURRENCY
(millions of Canadian dollars)	As at Oct. 31, 2010		As at Oct. 31, 2009
Currency	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
Canadian dollar	$(1.0)	$1.0	$(72.6)	$72.6
U.S. dollar	(19.7)	19.7	(22.6)	22.6
	$(20.7)	$20.7	$(95.2)	$95.2

Managing Non-trading Foreign Exchange Risk
Foreign exchange risk refers to losses that could result from changes in foreign-currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk.
We are exposed to non-trading foreign exchange risk from our investments in foreign operations. When our foreign currency assets are greater or less than our liabilities in that currency, they create a foreign currency open position. An adverse change in foreign exchange rates can impact our reported net income and shareholders’ equity and also our capital ratios. Our objective is to minimize these impacts.
Minimizing the impact of an adverse foreign exchange rate change on reported shareholders’ equity will cause some variability in capital ratios, due to the amount of RWA that are denominated in a foreign currency. If the Canadian dollar weakens, the Canadian-dollar equivalent of our RWA in a foreign currency increases, thereby increasing our capital requirement. For this reason, the foreign exchange risk arising from TD’s net investments in foreign operations is hedged to the point where capital ratios change by no more than an acceptable amount for a given change in foreign exchange rates.

Managing Available-for-sale Investment Portfolio
The Bank manages an available for sale securities portfolio as part of the overall asset and liability management process. The available-for-sale securities portfolio consists of two distinct populations, a Canadian mortgage backed securities portfolio that is backed by loans originated and subsequently securitized by the Bank and the investment portfolio that consists of securities purchased by the Bank. The Canadian mortgage backed securities portfolio gives the Bank flexibility for collateral posting, funding, and liquidity. In general, the investment portfolio is managed using high quality low risk securities in a manner appropriate to the attainment of the following goals: (i) to generate a targeted credit of funds to deposits in excess of lending; (ii) to provide a sufficient margin of liquid assets to meet unanticipated deposit and loan fluctuations and overall funds management objectives; (iii) to provide eligible securities to meet collateral requirements and cash management operations; and (iv) to manage the target interest rate risk profile of the balance sheet. Strategies for the investment portfolio are managed based on the interest rate environment, balance sheet mix, actual and anticipated loan demand, funding opportunities and the overall interest rate sensitivity of the Bank.

WHY PRODUCT MARGINS FLUCTUATE OVER TIME
As explained above, the objective of our approach to asset/liability management is to lock in margins on fixed-rate loans and deposits as they are booked. It also offsets the impact of an instantaneous interest-rate shock on the amount of net interest income to be earned over time as a result of cash flow mismatches and the exercise of embedded options. Despite this approach, however, the margin on average earning assets is subject to change over  time for the following reasons:
•    Margins earned on new and renewing fixed-rate products relative to the margin previously earned on matured products will affect the existing portfolio margin.
•    The weighted-average margin on average earning assets will shift as the mix of business changes.
•    Changes in the prime-Bankers’ Acceptances (BA) basis and the lag in changing product prices in response to changes in wholesale rates may have an impact on margins earned.
The general level of interest rates will affect the return we generate on our modeled maturity profile for core deposits and the investment profile for our net equity position as it evolves over time. The general level of interest rates is also a key driver of some modeled option exposures and will affect the cost of hedging such exposures.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	68

Our approach tends to moderate the impact of these factors over time, resulting in a more stable and predictable earnings stream.
We use simulation modeling of net interest income to assess the level and changes in net interest income to be earned over time under various interest rate scenarios.

The model also includes the impact of projected product volume growth, new margin, and product mix assumptions.

Liquidity Risk

Liquidity risk is the risk that we cannot meet a demand for cash or collateral or fund our obligations as they come due. Demand for cash can arise from withdrawals of deposits, debt maturities, and commitments to provide credit or liquidity support. Liquidity risk also includes the risk of not being able to sell assets in a timely manner at a reasonable price.
As a financial organization, we must always ensure that we have access to enough readily-available funds to cover our financial obligations as they come due and to sustain and grow our assets and operations under normal and stress conditions. In the event of a funding disruption, we need to be able to continue to function without being forced to sell non-marketable assets and/or significantly alter our business strategies. The process that ensures adequate access to funds is known as liquidity risk management.

WHAT IS OUR LIQUIDITY RISK APPETITE?
Liquidity risk has the potential to place TD in a highly vulnerable position because, in the event that we cannot meet our funding commitments and/or requirements, we would cease to operate as a going concern. Accordingly, we maintain a sound and prudent approach to managing our potential exposure to liquidity risk including targeting a stringent 90-day survival horizon under severe operating conditions caused by a combination of a bank-specific and market-wide stress scenario. This targeted survival horizon and related liquidity and funding management strategies comprise an integrated liquidity risk management program designed to ensure that we maintain a low exposure to adverse changes in liquidity levels due to identified causes of liquidity risk.

WHO IS RESPONSIBLE FOR LIQUIDITY RISK MANAGEMENT

The ALCO oversees our liquidity risk management program. It ensures that there is an effective management structure to properly measure and manage liquidity risk. In addition, the Global Liquidity Forum, comprising senior management from TBSM, Risk Management, Finance, and Wholesale Banking, identifies and monitors our liquidity risks. When necessary, the Forum recommends actions to the ALCO to maintain our liquidity positions within limits under normal and stress conditions.
We have one Global Liquidity Risk Management Policy, but the major operating areas measure and manage liquidity risks as follows:

•	TBSM is responsible for consolidating and reporting TD’s global liquidity position and for managing the Canadian Personal and Commercial Banking and domestic Wealth Management liquidity positions.
•
Wholesale Banking, working closely with Trading Risk in Risk Management, is responsible for managing the liquidity risks inherent in each of the Wholesale Banking portfolios and its regulated consolidated subsidiaries.

•
TD’s U.S. Treasury Group is responsible for managing the liquidity position of the U.S. Personal and Commercial Banking segment. TBSM works closely with the segment to ensure consistency with the global liquidity risk management framework.

•
Each area must comply with the Global Liquidity Risk Management Policy. The policy is periodically reviewed by the Risk Committee. Management responsible for liquidity in our U.S. segment and each of our regulated overseas branches and/or subsidiaries is also required to implement the policies and related liquidity risk management programs that are necessary in order to meet local business conditions and/or regulatory requirements. Each of these policies is subject to review by the Global Liquidity Forum and approval by ALCO.

HOW WE MANAGE LIQUIDITY RISK
Our overall liquidity requirement is defined as the amount of liquidity we need to fund expected cash flows, as well as a prudent liquidity reserve to fund potential cash outflows in the event of a disruption in the capital markets or other event that could affect our access to liquidity. We do not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.
To define the amount of liquidity that must be held at all times for a specified minimum 90 day period, we use a conservative “Severe Combined Stress” scenario that models potential liquidity requirements and asset marketability during a confidence crisis that has been triggered in the markets specifically with respect to our ability to meet obligations as they come due. In addition to this Bank-specific event, the “Severe Combined Stress” scenario also incorporates the impact of a stressed market-wide liquidity event that results in a significant reduction in access to both short- and long-term funding for all institutions, a significant increase in our cost of funds and a significant decrease in the marketability of assets. This scenario ensures that we have sufficient liquidity to cover total requirements equal to 100% of our unsecured wholesale debt coming due, potential retail and commercial deposit run-off and forecasted operational requirements. In addition, we include coverage of Bank-sponsored funding programs, such as the Bankers’ Acceptances we issue on behalf of clients, and Bank-sponsored ABCP.
To meet the resulting total liquidity requirements, we hold assets that can be readily converted into cash. Assets must be currently marketable, of sufficient credit quality and available for sale to be considered readily convertible into cash. Liquid assets are represented in a cumulative liquidity gap framework based on settlement timing and market depth. Assets that are not available without delay due to collateral requirements or other similar purposes are not considered readily convertible into cash.
Our surplus liquid-asset position is our total liquid assets less our unsecured wholesale funding requirements, potential non-wholesale deposit run-off and contingent liabilities coming due in a given specified time bucket. On October 31, 2010, our aggregate surplus liquid-asset position for up to 90 days, as measured under the “Severe Combined Stress” scenario for Canadian Personal and Commercial Banking (including domestic Wealth Management) and Wholesale Bank operations was $10.7 billion, (2009 – $6.8 billion). The surplus liquid-asset position for U.S. Personal and Commercial Banking operations as at October 31, 2010 was $7.0 billion (2009 – $10.0 billion).

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	69

We also use an extended liquidity coverage test to measure our ability to fund our operations on a fully secured basis for a period of up to one year. For the purposes of calculating the results of this test, we estimate the marketability and pledging potential of available assets not considered liquid within 90 days under the “Severe Combined Stress” scenario and then deduct an estimate for potential wholesale liability and deposit run-off and additional utilization of committed lines of credit over a 91 to 365 day period. On October 31, 2010, our estimate of liquid assets less requirements, as measured under the extended liquidity coverage test, for Canadian Personal and Commercial Banking and Wholesale Banking operations was $15.4 billion (2009 - $14.9 billion) and for U.S. Personal and Commercial Banking operations was $13.4 billion (2009 - $16.8 billion).
While each of our business segments has responsibility for the measurement and management of its own liquidity risks, we also manage liquidity on an enterprise-wide basis in order to maintain consistent and efficient management of liquidity risk across all of our operations.
We have contingency funding plans in place to provide direction in the event of a specific local liquidity crisis.
Credit ratings are important to our borrowing costs and ability to raise funds. A ratings downgrade could potentially result in higher financing costs and reduce access to capital markets. A lowering of credit ratings may also affect our ability to enter into normal course derivative or hedging transactions and impact the costs associated with such transactions. We regularly review the level of increased collateral our trading counterparties would require in the event of a downgrade of TD’s credit rating. We believe that the impact of a one notch downgrade would be minimal and could be readily managed in the normal course of business, but more severe downgrades could have a more significant impact by increasing our cost of borrowing and/or requiring us to post additional collateral for the benefit of our trading counterparties. Credit ratings and outlooks provided by the ratings agencies reflect their views and are subject to change from time to time, based on a number of factors, including our financial strength, competitive position and liquidity as well as factors not entirely within our control, including the methodologies used by the rating agencies and conditions affecting the financial services industry generally.

TABLE 43 CREDIT RATINGS
As at Oct. 31, 2010 1
Ratings agency	Short-term debt rating	Senior long-term debt rating and outlook
Moody’s	P-1	Aaa	negative
S&P	A-1+	AA-	positive
Fitch	F-1+	AA-	stable
DBRS	R-1 (high)	AA	stable
1   The above ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries’ ratings, is available on TD’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

FUNDING
We have a large base of stable retail and commercial deposits, making up over 70% of total funding. In addition, we have an active wholesale funding program to provide access to widely diversified funding sources, including asset securitization. Our wholesale funding is diversified geographically, by currency and by distribution network. We maintain limits on the amounts of deposits that we can hold from any single depositor in order not to overly rely on one or a small group of customers as a source of funding. When deposit levels exceed these limits, the excess amount must be invested in highly liquid assets and, as a result, is not used to fund our Wholesale Banking requirements. We also limit the wholesale funding that can mature in a given time period. These funding limits are designed to address the risks of operational complexity in selling assets and reduced asset liquidity in a systemic market event and also serve to limit our exposure to large liability maturities.
Over the last year, we have been able to meet our funding needs primarily through sales of National Housing Act Mortgage-Backed Securities including participation in the Insured Mortgage Purchase Program (IMPP). We also obtained funding from the issuance of covered bonds during the year. We continue to explore all opportunities to access expanded or lower cost funding on a sustainable basis relative to our projected term funding needs.

TABLE 44 TERM FUNDING SOURCES
(billions of Canadian dollars)	2010	2009
Assets securitized	$9.0	$19.6
Covered bonds	2.0	-
Preferred shares and capital trust securities	-	3.3
Total	$11.0	$22.9

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	70

CONTRACTUAL OBLIGATIONS
TD has contractual obligations to make future payments on operating and capital lease commitments, certain purchase obligations and other liabilities. These contractual obligations have an impact on TD’s short-term and long-term liquidity and capital resource needs. The table below summarizes the remaining contractual maturity for certain undiscounted financial liabilities and other contractual obligations.

TABLE 45 CONTRACTUAL OBLIGATIONS BY REMAINING MATURITY
(millions of Canadian dollars)	2010					2009
		Over 1 year	Over 3 to	Over
	Within 1 year	to 3 years	5 years	5 years	Total	Total
Deposits1	$349,221	$47,269	$14,756	$18,725	$429,971	$391,034
Subordinated notes and debentures	208	210	148	11,940	12,506	12,383
Operating lease commitments	626	1,127	859	1,949	4,561	4,206
Capital lease commitments	37	20	15	25	97	86
Capital trust securities	-	-	-	-	-	895
Network service agreements	32	-	-	-	32	99
Automated banking machines	121	136	73	-	330	489
Contact centre technology	33	55	-	-	88	123
Software licensing and equipment maintenance	99	31	-	-	130	166
Total	$350,377	$48,848	$15,851	$32,639	$447,715	$409,481
1 As the timing of deposits payable on demand, and deposits payable after notice, is non-specific and callable by the depositor, obligations have been included as less than one year.
CREDIT AND LIQUIDITY COMMITMENTS
In the normal course of business, TD enters into various commitments and contingent liability contracts. The primary purpose of these contracts is to make funds available for the financing needs of customers. TD’s policy for requiring collateral security with respect to these contracts and the types of collateral security held is generally the same as for loans made by TD.
The values of credit instruments reported below represent the maximum amount of additional credit that TD could be obligated to extend should contracts be fully utilized. The following table provides the contractual maturity of notional amounts of credit, guarantee, and liquidity commitments should contracts be fully drawn upon and clients default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

TABLE 46 CREDIT AND LIQUIDITY COMMITMENTS
(millions of Canadian dollars)	2010	2009
Financial and performance standby letters of credit	$14,299	$13,311
Documentary and commercial letters of credit	262	354
Commitments to extend credit1
Original term to maturity of one year or less	22,947	25,197
Original term to maturity of more than one year	39,849	36,182
Total	77,357	75,044
1 Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at TD’s discretion at any time.

PLEDGED ASSETS, REPURCHASE AGREEMENTS AND COLLATERAL
In the ordinary course of business, securities and other assets are pledged against liabilities. As at October 31, 2010, securities and other assets with a carrying value of $46 billion (2009 – $32 billion) were pledged in respect of securities sold short or under repurchase agreements. In addition, as at October 31, 2010, assets with a carrying value of $17 billion (2009 – $8 billion) were deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties.

In the ordinary course of business, the Bank enters into security lending arrangements where it agrees to lend unpaid customer securities, or its own securities, to borrowers on a fully collateralized basis. Securities lent as at October 31, 2010 amounted to $12 billion (2009 – $13 billion).

In addition, the Bank may accept financial assets as collateral that the Bank is permitted to sell or repledge in the absence of default. These transactions are conducted under terms that are usual and customary to standard lending, and security borrowing and lending activities. As at October 31, 2010, the fair value of financial assets accepted as collateral that the Bank is permitted to sell or repledge in the absence of default is $24.2 billion (2009 – $23.2 billion). The fair value of financial assets accepted as collateral that has been sold or repledged (excluding cash collateral) was $6.7 billion as at October 31, 2010 (2009 – $6.3 billion).

As at October 31, 2010, $2.2 billion (2009 – nil) of consumer instalment and other personal loan assets were also pledged in respect of covered bonds currently issued by the Bank. These assets were sold by the Bank to a VIE which is consolidated by the Bank. A discussion on the structure of this VIE and assets held is included in Note 6.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	71

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external sources.
Operating a complex financial institution exposes our businesses to a broad range of operational risks, including failed transaction processing and documentation errors, fiduciary and information breaches, technology failures, business disruption, theft and fraud, workplace injury and damage to physical assets as a result of internal or outsourced business activities. The impact can result in significant financial loss, reputational harm or regulatory censure and penalties.
Operational risk is embedded in all our business activities including the practices for managing other risks such as credit, market and liquidity risk. We must manage operational risk so that we can create and sustain shareholder value, successfully execute our business strategies, operate efficiently and provide reliable, secure and convenient access to financial services. We maintain a formal enterprise-wide operational risk management framework that emphasizes a strong risk management and internal control culture throughout TD.
Under Basel II, we use the Standardized Approach to operational risk regulatory capital. Work is underway to build upon TD’s operational risk management framework to meet the requirements of the Advanced Measurement Approach for operational risk.

WHO MANAGES OPERATIONAL RISK
Operational Risk Management is an independent function that designs and maintains our overall operational risk management framework. This framework sets out the enterprise-wide governance processes, policies and practices to identify, assess, report, mitigate and control operational risk. Risk Management ensures that there is appropriate monitoring and reporting of our operational risk exposures to senior management, the Operational Risk Oversight Committee and the Risk Committee.
We also maintain specialist groups who manage specific operational risk exposures that require dedicated mitigation and control activities. These areas are responsible for setting policies for the entire enterprise and maintaining appropriate oversight in specialized areas such as business continuity, outsourcing management, financial crime, project change management, technology risk management, and information security.
The senior management of individual business units is responsible for the day-to-day management of operational risk following our established operational risk management policies. Within each business unit and corporate area, an independent risk management function uses the elements of the operational risk management framework according to the nature and scope of the operational risks the area is exposed to. The senior executives in each business unit participate in a Risk Management Committee that oversees operational risk management issues and initiatives.

HOW WE MANAGE OPERATIONAL RISK
Our operational risk management framework is designed to ensure that our operational risk exposures are proactively managed and controlled to acceptable levels consistent with TD’s risk appetite. The framework incorporates industry best practices and meets regulatory guidelines. Key components of the framework include:

Governance and Policy
Management reporting and organizational structures emphasize accountability, ownership and effective oversight of each business unit’s and each corporate area’s operational risk exposures. In addition, the Risk Committee’s and senior management’s expectations for managing operational risk are set out by enterprise-wide policies and practices.

Risk and Control Self-Assessment
Internal control is one of the primary lines of defence in safeguarding our employees, customers, assets and information, and in preventing and detecting errors and fraud. Annually, management undertakes comprehensive assessments of their key risk exposures and the internal controls in place to reduce or offset these risks. Senior management reviews the results of these evaluations to ensure that our risk management and internal controls are effective, appropriate and comply with our policies.

Operational Risk Event Monitoring
In order to reduce our exposure to future loss, it is critical that we remain aware of our own as well as industry risks and respond appropriately. Our policies and processes require that operational risk events be identified, tracked and reported to the right level of management to ensure that we analyze and manage them appropriately and take suitable corrective action. We also review, analyze and benchmark TD against industry operational risk losses that have occurred at other financial institutions using information acquired through recognized industry data providers.

Risk Reporting
Risk Management, in partnership with senior management, regularly reports on risk-related measures and the status of risk throughout TD to the senior business management and the Risk Committee. Operational risk measures are systematically tracked, assessed and reported to ensure management accountability and attention is maintained over current and emerging issues.

Insurance
To provide TD with additional protection from loss, Risk Management actively manages a comprehensive portfolio of business insurance and other risk mitigating arrangements. The type and level of insurance coverage is continually assessed to ensure that both our tolerance for risk and statutory requirements are met. This includes conducting regular in-depth risk and financial analysis and identifying opportunities to transfer our risk to third parties where appropriate.

Technology and Information
Virtually all aspects of our business and operations use technology and information to create and support new markets, competitive products and delivery channels and other business developments. The key risks are associated with the operational availability, integrity and security of our information, systems and infrastructure. These risks are actively managed through enterprise-wide technology risk and information security management programs using industry best practices and our operational risk management framework. These programs include robust threat and vulnerability assessments, as well as security and disciplined change management practices.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	72

Business Continuity Management
During incidents that could disrupt our business and operations, Business Continuity Management supports the ability of senior management to continue to manage and operate their businesses, and provide customers access to products and services. Our robust enterprise-wide business continuity management program includes formal crisis management protocols and continuity strategies. All areas of TD are required to maintain and regularly test business continuity plans designed to respond to a broad range of potential scenarios.

Outsourcing Management
Outsourcing is any arrangement where an external supplier performs a business activity, function or process on our behalf. The benefits of outsourcing business activities include access to leading technology, specialized expertise, economies of scale and operational efficiencies. While these arrangements bring benefits to our businesses and customers, we also need to manage and minimize any risks related to the activity. We do this through an enterprise-level outsourcing risk management program that guides outsourcing activities and ensures the level of risk management and senior management oversight is appropriate to the size and importance of the outsourcing arrangement.

Project Management
We have established a disciplined project management program of processes and supervisory mechanisms to ensure projects are successfully implemented in a planned and systematic manner and are monitored by senior management. Our Enterprise Program Management Office maintains project management standards that are continually benchmarked against leading industry practices.

Financial Crime
Safeguarding our customers, employees, assets, information and preventing and detecting fraud and other forms of financial crime are very important to us. To do this, we maintain extensive security systems, protocols and practices to detect and prevent financial crime. This includes regular employee training to ensure compliance with crime prevention policies and practices.

Insurance Risk

Insurance risk is the risk of loss due to actual insurance claims exceeding the insurance claims expected in product pricing. Furthermore, underwriting risk is defined as the risk of financial loss resulting from the inappropriate product design, selection and pricing of risks to be insured. Claims risk is defined as the risk of loss due to unforeseen increases in the size and frequency of claims and time-to-payment expenses.
Insurance by nature involves the distribution of products that transfer individual risks to the issuer with the expectation of a return built into the insurance premiums earned. We are exposed to insurance risk in our property and casualty insurance business, and in our life and health insurance and reinsurance businesses.

WHO MANAGES INSURANCE RISK
Senior management within the insurance business units has primary responsibility for managing insurance risk with oversight by the Chief Risk Officer for Insurance who reports into Risk Management. The Audit Committee of the Board acts as the Audit and Conduct Review Committee for the Canadian Insurance company subsidiaries. The Insurance company subsidiaries also have their own boards of directors, as well as independently appointed actuaries who provide additional risk management oversight.

HOW WE MANAGE INSURANCE RISK
We maintain a number of policies and practices to manage insurance risk. Sound product design is an essential element. The vast majority of risks insured are short-term in nature, that is, they do not involve long-term pricing guarantees. Geographic diversification and product-line diversification are important elements as well. Reinsurance protection is purchased to further reduce exposure to fluctuations in claims, notably the exposure to natural catastrophes in the property and casualty insurance business. We also manage risk through effective underwriting and claim adjudication practices, ongoing monitoring of experience, and stress-testing scenario analysis.

Regulatory and Legal Risk

Regulatory and Legal risk is the risk of non-compliance with laws, rules, regulations, obligatory practices or standards, contractual agreements, or other legal requirements, including the effectiveness of preventing and handling litigation.
Financial services is one of the most closely regulated industries, and the management of a financial services business such as ours is expected to meet high standards in all business dealings and transactions. As a result, we are exposed to regulatory and legal risk in virtually all of our activities. Failure to meet regulatory and legal requirements not only poses a risk of censure or penalty, and may lead to litigation, but also puts our reputation at risk. Financial penalties, unfavourable judicial or regulatory judgments and other costs associated with legal proceedings may also adversely affect the earnings of TD.
Regulatory and legal risk differs from other banking risks, such as credit risk or market risk, in that it is typically not a risk actively or deliberately assumed by management in expectation of a return. It occurs as part of the normal course of operating our businesses.

WHO MANAGES REGULATORY AND LEGAL RISK
Business units and corporate areas are responsible for managing day-to-day regulatory and legal risk, while the Legal, Compliance and Regulatory Affairs Departments assist them by providing advice and oversight.
The Compliance and Regulatory Affairs Departments identify and monitor regulatory risk across our organization, and the Compliance Department is responsible for ensuring that key day-to-day business controls comply with applicable legislation.
Internal and external Legal counsel also work closely with the business units and corporate functions to identify areas of potential regulatory and legal risk, and actively manage them to reduce TD’s exposure.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	73

HOW WE MANAGE REGULATORY AND LEGAL RISK
Our Code of Conduct and Ethics helps set the “tone at the top” for a culture of integrity within our organization. The Code stipulates that concern for what is right, including compliance with the law, should be the first consideration in all business decisions and actions. All directors, officers and employees are required to attest annually that they understand the Code and have complied with its provisions.
Business units and corporate areas manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. The Legal, Compliance and Regulatory Affairs Departments, in certain circumstances, assist them by:
•	Communicating and advising on regulatory and legal requirements and emerging compliance risks to each business unit as required.
•	Implementing or assisting with policies, procedures and training.
•	Independently monitoring and testing for adherence to certain regulatory and legal requirements, as well as the effectiveness of associated key internal controls.
•	Tracking, escalating and reporting significant issues and findings to senior management and the Board.
•	Liaising with regulators, as appropriate, regarding new or revised legislation, or regulatory guidance or regulatory examinations.

Additionally, the Legislative Compliance Management Program (LCM), run by the Compliance Department, carries out enterprise-wide management of legislative and regulatory risk. LCM assesses legislative requirements and associated key controls across the organization, using a risk-based approach. Where any gaps are identified, action plans are implemented and are tracked to completion. The Chief Compliance Officer provides an annual LCM report to the Audit Committee of the Board stating the results of the annual process and setting out his opinion on the strength of the LCM framework and regulatory risk management at TD.
Finally, while it is not possible to completely eliminate legal risk, the Legal Department also works closely with business units and other corporate areas to draft and negotiate legal agreements to manage those risks, to provide advice on the performance of legal obligations under agreements and applicable legislation, and to manage litigation to which TD or its subsidiaries are a party.

Reputational Risk

Reputational risk is the potential that negative stakeholder impressions, whether true or not, regarding an institution’s business practices, actions or inactions, will or may cause a decline in the institution’s value, brand, liquidity or customer base.
A company’s reputation is a valuable business asset in its own right, essential to optimizing shareholder value and, as such, is constantly at risk. Reputational risk cannot be managed in isolation from other forms of risk. All risks can have an impact on reputation, which in turn can impact the brand, earnings and capital. Credit, market, operational, insurance, liquidity and regulatory and legal risks must all be managed effectively to safeguard TD’s reputation.

WHO MANAGES REPUTATIONAL RISK
Ultimate responsibility for TD’s reputation lies with the SET and the executive committees that examine reputational risk as part of their regular mandate. The Reputational Risk Committee is the executive committee with enterprise-wide responsibility for making decisions on reputational risks. The Committee’s purpose is to ensure that new and existing business activities, transactions, products or sales practices that are referred to it are reviewed at a sufficiently broad and senior level so that the associated reputational risk issues are fully considered.
Nonetheless, every employee and representative of our organization has a responsibility to contribute in a positive way to our reputation. This means ensuring ethical practices are followed at all times, interactions with our stakeholders are positive, and we comply with applicable policies, legislation and regulations. Reputational risk is most effectively managed when every individual works continuously to protect and enhance our reputation.

HOW WE MANAGE REPUTATIONAL RISK
Our enterprise-wide Reputational Risk Management Policy is approved by the Risk Committee. This policy sets out the framework under which each business unit is required to implement a reputational risk policy and procedures. These include designating a business-level committee to review reputational risk issues and to identify issues to be brought to the Reputational Risk Committee.
We also have defined and documented processes to approve new products and new business, particularly structured transactions in our wholesale business. These processes involve committees with representation from the businesses and control functions, and include consideration of all aspects of a new product, including reputational risk.

Environmental Risk

Environmental risk is the possibility of loss of strategic, financial, operational or reputational value resulting from the impact of environmental issues or concerns within the scope of short-term and long-term cycles.
Management of environmental risk is an enterprise-wide priority. Key environmental risks include: 1) direct risks associated with the ownership and operation of our business, which includes management and operation of company-owned or managed real-estate, fleet, business operations and associated services; 2) indirect risks associated with the environmental performance of clients to whom TD provides financing or in which TD invests, 3) identification and management of emerging environmental regulatory issues, and 4) failure to understand and appropriately leverage environment-related trends to meet customer and consumer demands for products and services.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	74

WHO MANAGES ENVIRONMENTAL RISK
The Group Head, Marketing, Corporate and People Strategies holds senior management accountability for environmental management. The Group Head is supported by the Chief Environment Officer who leads the Corporate Environmental Affairs team. The Group Head and Corporate Environmental Affairs team are responsible for developing enterprise-wide environmental strategy, setting environmental performance standards and targets, and reporting on performance. There is also an enterprise-wide Environmental Steering Committee (ESC) composed of senior executives from TD’s main business units. The ESC is responsible for approving environmental strategy and performance standards, and communicating these throughout the business. TD’s business units are responsible for implementing the environmental strategy within their units.

HOW WE MANAGE ENVIRONMENTAL RISK
We manage environmental risks within the Environmental Management System (EMS) which consists of three components: an Environmental Policy, an Environmental Management Framework and Environmental Procedures and Processes. In 2010, we updated our EMS to be consistent with the ISO 14001 international standard, which represents industry best practice. Our Environmental Policy was updated to reflect the global scope of TD’s environmental activities.
Within our Environmental Management Framework, we have identified a number of priority areas and have made voluntary commitments relating to these.
Our environmental performance is reported within our annual Corporate Responsibility Report. Performance is reported at the C-plus level of the Global Reporting Initiative (GRI).
TD’s global operations became carbon neutral in February 2010. We accomplished this by reducing our energy use, purchasing electricity from renewable energy sources, and developing innovative carbon offsets, sourced from within our North American operating footprint.
During 2010, TD completed the roll out of updated Environmental and Social Credit Risk Management Procedures applied to credit and lending in the wholesale, commercial and retail businesses. These procedures include assessment of our clients’ policies, procedures and performance on material environmental and related social issues, such as climate risk, biodiversity, water risk, stakeholder engagement, and free prior informed consent of Aboriginal peoples. Within Wholesale Banking, sector-specific guidelines have been developed for environmentally-sensitive sectors. TD has been a signatory to the Equator Principles since 2007 and reports on Equator Principle projects within our annual Corporate Responsibility Report.
TD Asset Management (TDAM) is a signatory to the United Nations Principles for Responsible Investment (UN PRI). Under the UN PRI, investors commit to incorporate environmental and social issues into investment analysis and decision-making. TDAM applies its Sustainable Investing Policy across its operations. The Policy provides information on how TDAM is implementing the UN PRI.
We continue to monitor and assess policy and legislative developments, and maintain an ‘open door’ approach with environmental and community organizations, industry associations and responsible investment organizations.
For more information on our environmental policy, management and performance, please refer to our Corporate Responsibility Report, which is available at our website: http://www.td.com/corporateresponsibility/.

TD Ameritrade

HOW RISK IS MANAGED AT TD AMERITRADE
TD Ameritrade’s management is primarily responsible for managing risk at TD Ameritrade under the oversight of TD Ameritrade’s Board particularly through its Risk Committee and Audit Committee of the Board. TD monitors the risk management process at TD Ameritrade through its participation in TD Ameritrade’s board and management governance and protocols.
Five of the twelve TD Ameritrade directors are designated by TD pursuant to the terms of a Stockholders Agreement among TD, TD Ameritrade and certain other stockholders. Three of the five TD-designated directors currently include our CEO, our former Group Head Wealth Management and an independent director of TD. TD Ameritrade’s bylaws, which state that the Chief Executive Officer’s appointment requires approval of two-thirds of the Board, ensure the selection of TD Ameritrade’s Chief Executive Officer requires the support of TD. The directors we designate participate in a number of TD Ameritrade Board committees, including chairing the Audit Committee and the HR and Compensation Committee and participating in the Risk Committee and Corporate Governance Committee.
The terms of the Stockholders Agreement provide for certain information sharing rights in favour of TD to the extent TD requires such information from TD Ameritrade to appropriately manage and evaluate its investment and to comply with its legal and regulatory obligations. Accordingly, management processes and protocols are aligned between TD and TD Ameritrade to coordinate necessary intercompany information flow. In addition to regular communication at the Chief Executive Officer level, monthly operating reviews with TD Ameritrade permit TD to examine and discuss TD Ameritrade’s operating results and key risks. As well, certain functions, such as Internal Audit, Finance and Compliance, have relationship protocols that allow for the sharing of information on risk and control issues. Quarterly reports to our Audit Committee and Risk Committee include comments on any significant internal audit issues at TD Ameritrade; risk issues are reported up to our Risk Committee as required, and at least annually.

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	75

ACCOUNTING STANDARDS AND POLICIES
Critical Accounting Estimates

The Bank’s accounting policies are essential to understanding its results of operations and financial condition. A summary of the Bank’s significant accounting policies is presented in the Notes to the Consolidated Financial Statements. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Bank’s Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies are well controlled and occur in an appropriate and systematic manner. In addition, the Bank’s critical accounting policies are reviewed with the Audit Committee on a periodic basis. Critical accounting policies that require management’s judgment and estimates include accounting for loan losses, accounting for the fair value of financial instruments, accounting for securitizations and variable interest entities, the valuation of goodwill and other intangibles, accounting for pensions and post-retirement benefits, accounting for income taxes, and contingent liabilities.

LOAN LOSSES
Accounting for loan losses is an area of importance given the size of the Bank’s loan portfolio. A loan is considered impaired when there is objective evidence subsequent to the initial recognition of the loan that there has been a deterioration of credit quality to the extent that management no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. The Bank has two types of allowances against loan losses - specific and general.
A specific allowance is recorded against loans that are classified as impaired, which occurs when there is objective evidence of impairment at the specific loan level. Judgment is required as to the timing of designating a loan as impaired and the amount of the required specific allowance. Management exercises judgment as to the amount that will be recovered once the borrower defaults. Changes in the amount management expects to recover can have a direct impact on the provision for credit losses and may result in a change in the allowance. Changes in the specific allowance, if any, would primarily impact the Canadian Personal and Commercial Banking, the U.S. Personal and Commercial Banking, and the Wholesale Banking segments.
The general allowance captures the credit losses in circumstances where the loss event is considered to have occurred, but for which there is not yet objective evidence of impairment at the specific loan level. In establishing the general allowance, the Bank refers to internally developed models that utilize parameters for probability of default (PD), loss given default (LGD) and exposure at default (EAD). These models calculate the probable range of general allowance levels. Management’s judgment is used to determine the point within the range that is the best estimate of losses, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators that are not fully incorporated into the model calculation. If the wholesale and commercial parameters were independently increased or decreased by 10%, then the model would indicate an increase or decrease to the mean of the range in the amount or $25 million for PD, $25 million for LGD, and $77 million for EAD, respectively. Changes in the general allowance, if any, would primarily impact the Corporate and U.S. Personal and Commercial Banking segments.
The “Managing Risk – Credit Risk” section of this MD&A provides a more detailed discussion regarding credit risk. Also, see Note 3 to the Bank’s Consolidated Financial Statements and the “Credit Portfolio Quality” section of this MD&A for additional disclosures regarding the Bank’s allowance for credit losses.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of financial instrument is based on quoted prices in active markets, where available, adjusted for daily margin settlements, where applicable. Where there is no active market for the instrument, fair value may be based on other observable current market transactions involving the same instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs.  Observable market inputs include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. For certain complex or illiquid financial instruments, fair values may be determined in whole or in part using valuation techniques, such as internally developed valuation models, which may incorporate non-observable market inputs.
   Inputs estimated are subject to management’s judgment. For example, certain credit products are valued using models with non-observable inputs such as correlation and recovery rates. Uncertainty in estimating the inputs can impact the amount of revenue or loss recorded for a particular position. Management’s judgment is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded financial instruments. Valuation adjustments are described further in Note 29 to the Consolidated Financial Statements.
The Bank has controls in place to ensure that the valuations derived from the models and inputs are appropriate. These include independent review and approval of valuation models and inputs, and independent review of the valuations by qualified personnel. If the market for complex financial instrument products develops, the pricing for these products may become more transparent, resulting in refinement of valuation models. For a discussion of market risk, refer to the “Managing Risk – Market Risk” section of this MD&A. As described in Note 29 to the Consolidated Financial Statements, for financial instruments whose fair value is estimated using valuation techniques based on non-observable market inputs that are significant to the overall valuation, the difference between the best estimate of fair value at initial recognition represented by the transaction price, and the fair value determined using the valuation technique, is recognized in income as the non-observable inputs become observable. Note 29 also summarizes the difference between the transaction price and amount determined at inception using valuation techniques with significant non-observable market inputs.
The process for obtaining multiple quotes of external market prices, consistent application of models over a period of time, and the controls and processes described above, support the reasonability of the valuation models. The valuations are also validated by past experience and through actual cash settlement under the contract terms.

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Valuation of private equity investments requires management’s judgment due to the absence of quoted market prices, inherent lack of liquidity, and the longer-term nature of such investments. Private equity investments are recorded at cost and are compared with fair value on a periodic basis to evaluate whether an impairment in value has occurred that is other than temporary in nature. Fair value is determined using valuation techniques, including discounted cash flows and a multiple of earnings before taxes, depreciation, and amortization. Management applies judgment in the selection of the valuation methodology and the various inputs to the calculation, which may vary from one reporting period to another. These estimates are monitored and reviewed on a regular basis by management for consistency and reasonableness. Any imprecision in these estimates can affect the resulting fair value. The inherent nature of private equity investing is that management’s valuation will change over time as the underlying investment matures and an exit strategy is developed and realized. Estimates of fair value may also fluctuate due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.
Available-for-sale securities are written down to their fair value through the Consolidated Statement of Income when there is impairment in value that is considered to be other than temporary in nature. The determination of whether or not other than temporary impairment exists is a matter of judgment. We review these securities regularly for possible impairment that is other than temporary and this review typically includes an analysis of the facts and circumstances of each investment and the expectations for that investment’s performance. Impairment of the value of an investment may be indicated by the presence of conditions which should be examined collectively. For equity securities, some of these conditions are prolonged periods during which the fair value of the investment is significantly less than its carrying value, significant financial difficulty of the issuer, severe losses by the investee in the current year or current and prior years, continued losses by the investee for a period of years, suspension of trading in the securities, a downgrade of an entity’s credit rating, or liquidity or going concern problems of the investee.
Debt securities classified as available-for-sale are considered impaired when there is uncertainty concerning the collectability of interest and principal. Accordingly, professional judgment is required in assessing whether a decline in fair value is the result of a general reduction in market liquidity, change in interest rates or due to collectability issues with respect to the expected cash flows over the life of the debt security.
See Note 29 to the Bank’s Consolidated Financial Statements for additional disclosures regarding the Bank’s significant financial assets and financial liabilities carried at fair value by valuation methodology. All of the Bank’s segments are impacted by this accounting policy.
The Bank recognizes interest income and expense using the effective interest rate method for financial instruments that are accounted for at amortized cost and for those that are classified as available-for-sale. The effective interest rate is the rate that discounts the estimated future cash flows over the expected life of the financial instrument resulting in recognition of interest income and expense on a constant yield basis.
The potential effect of using reasonable possible alternative assumptions for valuing Level 3 financial instruments would range from a reduction in the fair value by $113 million (2009: $159 million) to an increase in the fair value by $111 million (2009: $161 million) (before changes in valuation adjustments).

SECURITIZATIONS AND VARIABLE INTEREST ENTITIES
There are two key determinations relating to accounting for securitizations. The first key determination is in regard to bank-originated securitized assets. A decision must be made as to whether the securitization should be considered a sale under GAAP. GAAP requires that specific criteria be met in order for the Bank to have surrendered control of the assets and thus be able to recognize a gain or loss on sale. For instance, the securitized assets must be isolated from the Bank and placed beyond the reach of the Bank and its creditors, even in the case of bankruptcy or receivership. In determining the gain or loss on sale, management estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, expected credit losses, the cost of servicing the assets and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by management. If actual cash flows are different from our estimate of future cash flows then the gains or losses on the securitization recognized in income will be adjusted. Retained interests are classified as trading securities and are carried at fair value on the Bank’s Consolidated Balance Sheet. Note 5 to the Bank’s Consolidated Financial Statements provide additional disclosures regarding securitizations, including a sensitivity analysis for key assumptions. For 2010, there were no significant changes to the key assumptions used in estimating the future cash flows. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.
The second key determination is whether a VIE should be consolidated. The Bank holds interests in a number of VIEs, including all of the Bank’s securitization trusts that are considered to be VIEs. Current GAAP requires consolidation of a VIE only when the Bank is the primary beneficiary, and exposed to a majority of the VIE’s expected losses or entitled to a majority of the VIE’s expected residual returns. In addition, if the VIE is a QSPE, a conclusion which requires judgment, then the Bank does not consolidate the VIE. Management uses judgment to estimate the expected losses and expected residual returns to determine if the Bank retains substantially all of the residual risk and rewards of the VIE.
Under current GAAP, all of the Bank-originated assets transferred to VIEs meet the criteria for sale treatment and non-consolidation. All of the Bank’s segments are impacted by this accounting policy.

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VALUATION OF GOODWILL AND OTHER INTANGIBLES
Goodwill is not subject to amortization. Instead, it is tested for impairment at the reporting unit level on an annual basis unless certain criteria are met in compliance with GAAP and if an event or change in circumstances occurs that indicates that the carrying value of the reporting unit might exceed its fair value. The first step of goodwill impairment testing involves determining whether the fair value of the reporting unit to which the goodwill is associated is less than its carrying value. Where fair value of the reporting unit exceeds its carrying value, goodwill of that reporting unit is considered not to be impaired. When the fair value of the reporting unit is less than its carrying value, a second step is required and the fair value of the goodwill in that reporting unit is compared to its carrying value. If the fair value of goodwill is less than its carrying value, goodwill is considered to be impaired and a charge for impairment representing the excess of carrying value over fair value of the goodwill is recognized immediately in the Consolidated Statement of Income.
The fair value of the Bank’s reporting units are determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price earnings multiples, discount rates, and terminal multiples. Management is required to use judgment in estimating the fair value of reporting units and the use of different assumptions and estimates in the fair value calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, fair values generated internally are compared to relevant market information. The carrying values of the Bank’s reporting units are determined by management using economic capital models to adjust net assets and liabilities by reporting unit. These models consider various factors including market risk, credit risk, and operational risk, and are designed to produce the equity capital a reporting unit would have if it was a stand-alone entity. The Capital Management Committee reviews the Bank’s allocation of economic capital to the reporting units.
The Bank’s 2010 goodwill testing concludes that the goodwill in each reporting unit is considered not to be impaired. Additionally, none of the Bank’s reporting units are at risk of failing the first step of goodwill impairment testing.
Other intangible assets with an indefinite life are not subject to amortization; rather, they should be assessed annually for impairment. As at October 31, 2010, the Bank does not have any indefinite life intangibles. Finite life intangible assets that are subject to amortization, after initial recognition, are amortized over their estimated useful life. Finite life intangible assets are assessed for impairment when an event or changes in circumstances indicate that the assets might be impaired. Determining the estimated useful life and the identification of any events or changes in circumstances affecting the recoverability of carrying value of these finite life intangible assets requires an analysis of facts and management’s judgment. When events or changes in circumstances indicate that the carrying value may not be recoverable and the carrying value is higher than the sum of undiscounted cash flows expected from the asset’s use and eventual disposition, the asset is written down to its fair value.
This accounting policy impacts all of the Bank’s business segments. See Note 9 to the 2010 Consolidated Financial Statements for additional disclosures regarding goodwill and other intangibles.

PENSIONS AND POST-RETIREMENT BENEFITS
Pension and post-retirement benefits obligation and expense are dependent on the assumptions used in calculating these amounts. The actuarial assumptions of expected long-term return on plan assets, compensation increases, health care cost trend rate and discount rate are management’s best estimates and are reviewed annually with the Bank’s actuaries. The Bank develops each assumption using relevant experience in conjunction with market related data and considers if there is any prolonged or significant impact on the assumptions. The discount rate used to value liabilities is based on long-term corporate AA bond yields as at the measurement date. The expected long term return on plan assets is based on historical returns and future expectations for returns for each asset class, as well as the target asset allocation of the fund. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experience and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in increases or decreases in the pension and post-retirement benefits obligation and expense in future years. All of the Bank’s segments are impacted by this accounting policy.

The following table provides the sensitivity of the accrued pension benefit obligation and the pension expense for the Bank’s principal pension plans to changes in the discount rate and assumptions for expected long-term return on plan assets and compensation increases. The sensitivity analysis provided in the table is hypothetical and should be used with caution. For a further discussion of the key assumptions used in determining the Bank’s annual pension expense and projected benefit obligation, see Note 24 to the 2010 Consolidated Financial Statements.

TABLE 48 SENSITIVITY OF CHANGE IN KEY ASSUMPTIONS
(millions of Canadian dollars, except as noted)	Obligation	Expense
Impact of a change of 1.0% in key assumptions
Discount rate assumption used	5.81%	6.90%
Decrease in assumption	$499	$74
Increase in assumption	(386)	(57)
Expected long-term return on assets assumption used	n/a	6.75%
Decrease in assumption	n/a	26
Increase in assumption	n/a	(26)
Rate of compensation increase assumption used	3.50%	3.50%
Decrease in assumption	$(121)	$(24)
Increase in assumption	129	26

TD BANK GROUP • 2010 MANAGEMENT’S DISCUSSION & ANALYSIS	78

INCOME TAXES
We are subject to taxation in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. We maintain provisions for uncertain tax positions that we believe appropriately reflect our risk with respect to tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We assess the adequacy of these provisions at the end of each reporting period. However, it is possible that at some future date, an additional liability could result from audits by the relevant taxing authorities. Provisions are reversed to income in the period in which management assesses they are no longer required or as determined by statute.
Future income taxes are recorded to account for the effects of future taxes on transactions occurring in the current period. The accounting for future income taxes impacts all of the Bank’s segments and requires judgment in the following key situations:
•
Future tax assets are assessed for recoverability. The Bank records a valuation allowance when it believes, based on all available evidence, that it is more likely than not that all of the future tax assets recognized will not be realized before their expiration. The amount of the future income tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would record an additional valuation allowance to reduce its future tax assets to the amount that it believes can be realized. The magnitude of the valuation allowance is significantly influenced by the Bank’s forecast of future profit generation, which determines the extent to which it will be able to utilize the future tax assets.

•
Future tax assets are calculated based on tax rates expected to be in effect in the period in which they will be realized. Previously recorded tax assets and liabilities need to be adjusted when the expected date of the future event is revised based on current information.

•
The Bank has not recognized a future income tax liability for undistributed earnings of certain operations as it does not plan to repatriate them. Estimated taxes payable on such earnings in the event of repatriation would be $409 million at October 31, 2010.

CONTINGENT LIABILITIES
Contingent liabilities arise when there is some uncertainty whether, as a result of a past event or transaction, the Bank will incur a loss in the future. The Bank and its subsidiaries are involved in various legal actions in the ordinary course of business, many of which are loan-related. In management’s opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.
Contingent loss accruals are established when it becomes likely that the Bank will incur an expense and the amount can be reasonably estimated. In addition to the Bank’s management, for contingent litigation loss accruals, internal and external experts are involved in assessing the likelihood and in estimating any amounts involved. Throughout the existence of a contingency, the Bank’s management or its experts may learn of additional information that may impact its assessments about probability or about the estimates of amounts involved. Changes in these assessments may lead to changes in recorded loss accruals. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts accrued for those claims.
See Note 31 to the Bank’s Consolidated Financial Statements for more details.

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ACCOUNTING STANDARDS AND POLICIES
Future Accounting and Reporting Changes

The Bank expects to adopt the following accounting standards in the future. See Note 1 to the Bank’s Consolidated Financial Statements for more details of future accounting and reporting changes.

Conversion to International Financial Reporting Standards in Fiscal 2012
The Accounting Standards Board (AcSB) confirmed that Canadian GAAP for publicly accountable entities will converge with International Financial Reporting Standards (IFRS). For the Bank, IFRS will be effective for the interim and annual periods beginning in the first quarter of 2012. The fiscal 2012 Consolidated Financial Statements will include comparative fiscal 2011 financial results under IFRS.
The International Accounting Standards Board (IASB) issues international financial reporting standards (IFRS). IFRS uses a conceptual framework similar to Canadian GAAP, but there are some differences related to items such as recognition, measurement and disclosures. Currently, the IASB has several projects to review and amend existing IFRS, with an expected completion date into fiscal 2011. The Bank is closely monitoring these changes as many of these accounting standards are critical to the Bank, however it is difficult to assess the impact of these changes to the Bank’s Consolidated Financial Statements as certain of these accounting standards and their interpretations are yet to be finalized.
The Bank continues to dedicate significant resources to the conversion to IFRS. A detailed analysis of the differences between IFRS and the Bank’s accounting policies as well as an assessment of the impact of various alternatives has been completed for internal review and assessment. Training continues to be provided to key employees and the impact of the transition on our business practices, information technology, and internal controls over financial reporting is being closely monitored.

a) IFRS Transition Program Summary
To manage the transition to IFRS, the Bank implemented a comprehensive, enterprise-wide program supported by a formal governance framework. The key activities of the IFRS transition program include developing a project governance framework, updating accounting policies, preparing financial statements, building financial reporting expertise, identifying impact on business processes and information technology; implementing internal controls over financial reporting (ICFR), and implementing appropriate disclosure controls and procedures (DC&P), including investor relations and communication plans. The Bank’s implementation plan consists of the following phases: (i) Program Initiation and Planning; (ii) Detailed Assessment; (iii) Design and Solution Development; and (iv) Implementation.

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KEY ACTIVITIES AND MILESTONES	RELATED PHASE	STATUS
1. Project Governance Framework
Establish program structure and raise awareness, including the following:
•    Form Steering Committee and project teams, which consist of Finance, Technology, Internal Audit, and Program Office.
•    Establish progress reporting protocols and project management practices.
•    Determine processes for consensus of key decisions and project oversight.
•    Hold IFRS overview sessions at various levels within the Bank.
Program Initiation and Planning; Detailed Assessment
•    All milestones have been completed.
•    The Steering Committee is kept informed of project status and key policy decisions. The Audit Committee receives regular updates. External advisors have been engaged to assist with certain elements of IFRS analysis. The Bank’s external stakeholders, the Office of the Superintendent of Financial Institutions Canada (OSFI) and the external auditors are kept apprised of the progress of the project.

2. Accounting Policies
• Perform a detailed comparison of IFRS to Canadian GAAP to determine the impact to the Bank’s accounting policies.	Detailed Assessment
•    Key differences between IFRS and Canadian GAAP have been identified (see Summary of Key Differences below).
•    Other differences between IFRS and Canadian GAAP, which are expected to have a lower impact and require limited changes to business processes have also been identified (see Summary of Other Differences below).

• Analyze and determine ongoing policies where alternatives are permitted.	Detailed Assessment; Design and Solution Development	• The Bank has analyzed the available alternatives for the majority of its significant accounting policies and has completed a preliminary assessment on which alternatives it will select.
• Analyze and determine which IFRS 1, First-time Adoption of International Financial Reporting Standards (IFRS 1) exemptions will be taken on transition to IFRS.		• The Bank has analyzed the available IFRS 1 exemptions and has completed an assessment on certain of the exemptions it expects to apply on transition (see First-Time Adoption of IFRS below).
• Identify the tax implications resulting from first-time adoption decisions and ongoing accounting policy differences.		• The Bank is assessing the tax impacts related to its first-time adoption decisions and transitional adjustments to IFRS, and the on-going tax impacts of accounting policy differences.
• Implement revisions to key accounting policies.	Implementation	• Technical accounting analyses have been substantially completed for all IFRS standards that are expected to impact the Bank. • Key accounting policies requiring revisions have been identified.
3. Financial Statement Preparation and Reporting
• Identify significant changes in note disclosures and financial statement presentation.	Detailed Assessment; Design and Solution Development	• Significant changes in note disclosures and financial statement presentation have been identified, drafts have been prepared and data requirements are being assessed and gathered.
• Assess the impact of transition on the IFRS opening Consolidated Balance Sheet.	Design and Solution Development
•    An analysis of the impact to the Bank’s IFRS opening Consolidated Balance Sheet has been prepared for internal review. This analysis may change as the Bank finalizes its IFRS 1 exemption options and accounting policy decisions and reviews all data to ensure its accuracy.

• Perform data gathering and prepare IFRS opening Consolidated Balance Sheet and comparative financial information, including related transitional reconciliations and note disclosures.	Implementation
•    Processes have been established to gather data to prepare the Bank’s IFRS opening Consolidated Balance Sheet. A draft of the opening Consolidated Balance Sheet is expected to be completed by first quarter of 2011 for internal review.  We anticipate this draft to change as the Bank finalizes its IFRS 1 exemption options and accounting policy decisions throughout fiscal 2011.
•    Preliminary drafts of the transitional reconciliations from Canadian GAAP to IFRS and related note disclosures, as required by IFRS 1, are expected to be completed by first quarter of 2011 for internal review.

• Report IFRS Consolidated Financial Statements, including an IFRS opening Consolidated Balance Sheet, transitional reconciliations and related note disclosures.		• To be effective for the interim and annual periods beginning in the first quarter of 2012.

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4. Financial Reporting and IFRS Expertise
•    Staff the program with an appropriate level of IFRS financial reporting expertise and project management experience.
•    Provide IFRS training to key finance and operational staff, including business process owners.
•    Provide education to management, Steering Committee, and Audit Committee regarding IFRS implications.
Detailed Assessment; Design and Solution Development
•    All milestones have been completed.
•    A project team consisting of IFRS subject matter experts, finance and operational staff and project managers has been engaged.
•    IFRS training has been provided to key internal stakeholders and continues to be provided as required.

• Launch a finance-wide IFRS training program.	Design and Solution Development
•    Finance-wide professional development training sessions on technical IFRS topics continue to be provided. The Bank also holds regular IFRS information sessions with members of the Steering Committee, Audit Committee, senior executives, and certain stakeholders.
•    Guidance on specific issues will continue to be provided to impacted finance and operational personnel.

5. Business Impacts
• Identify significant business impacts of the transition to IFRS, including forecasting processes, compensation arrangements, regulatory capital, hedging activities, and other material contracts.	Detailed Assessment; Implementation
•    IFRS impacts will be layered into the Bank’s forecasting and capital processes.
•    Significant impacts to the Bank’s compensation arrangements are not anticipated.
•    Process and system changes have been completed to address changes to the Bank’s hedging activities, largely due to the impact of securitized assets that no longer qualify for derecognition under IFRS.

• Identify the impacts of IFRS on the Bank’s external clients adopting IFRS, and the impact to their financial statements and loan covenants.
•    The Bank is reviewing disclosures and other available information related to potential changes in financial statements of external clients, who are adopting IFRS, in order to assess the potential impact on the Bank’s lending practices. This will continue through fiscal 2011.

6. Information Technology
•    Identify changes required to information technology systems and design processes to prepare an IFRS opening Consolidated Balance Sheet.
•    Determine a solution for capturing financial information under Canadian GAAP and IFRS during fiscal 2011.
•    Design, develop and test related process and technology changes.
Detailed Assessment; Design and Solution Development
•    A solution for capturing financial information under Canadian GAAP and IFRS during fiscal 2011 was designed and developed.
•    A reporting environment has been tested and is being implemented to track all transition adjustments from Canadian GAAP to IFRS and to produce the IFRS opening Consolidated Balance Sheet, fiscal 2011comparatives, related transitional reconciliations and note disclosures.

• Test other new processes and information technology.	Implementation	• Testing of other new processes and technology changes, including the IFRS hedging processes and systems is currently underway.

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KEY ACTIVITIES AND MILESTONES	RELATED PHASE	STATUS
7. Control Activities: ICFR and DC&P; Including Investor Relations and Communications Plans
•    Identify and update changes in internal controls based on required process and technology changes.
•    For all significant changes to policies and procedures identified, assess effectiveness of ICFR and DC&P and implement any necessary changes.
•    Design and implement internal controls over the IFRS transition process.
Design and Solution Development; Implementation
•    Stakeholder involvement has commenced in the design and implementation of controls and procedures for both the IFRS transition process and other changes that will have an on-going impact, as a result of transition.

• Design a communication plan to convey impacts of the transition to IFRS to external stakeholders.		• The Bank is assessing its communication plan regarding the anticipated effects of IFRS transition to certain external stakeholders.
• Communicate impact of the IFRS transition to external stakeholders.		• Communication will continue to be made through the quarterly and annual reports, with further detail being provided as key accounting policy and implementation decisions are made.

b) First-Time Adoption of IFRS
Accounting changes resulting from the transition to IFRS will generally be reflected in the Bank’s IFRS opening Consolidated Balance Sheet on a retrospective basis. Where transition has been accounted for on a retrospective basis, the IFRS opening Consolidated Balance Sheet will be presented as if IFRS had always been applied and adjustments for any differences between Canadian GAAP and IFRS will affect IFRS opening retained earnings. Initial elections upon adoption of IFRS (IFRS 1) specify certain mandatory exceptions to the retrospective application of certain standards, and permit exemption options for certain other standards. For the Bank, there are significant exemption options available in the areas of accounting for the following: (i) Employee Future Benefits, (ii) Business Combinations, (iii) Designation of Financial Instruments, and (iv) Currency Translation. The application of certain of these exemptions will have an impact on the Bank’s IFRS opening retained earnings and may also impact accounting in periods subsequent to transition to IFRS. These exemptions, coupled with certain other elections will also have an impact on the Bank’s regulatory capital. However, OSFI has issued guidance which permits the Bank to phase-in the impact of IFRS on Tier 1 capital over a five-quarter period beginning in first quarter of 2012. The Bank has prepared preliminary estimates of the impact of the significant exemption options it expects to use based on the most current information available. These estimates may change significantly as the Bank finalizes its IFRS 1 elections and as further information becomes available.

The significant exemption options are summarized in the table below:

AREA OF IFRS	SIGNIFICANT EXEMPTION OPTIONS AND DECISIONS
Employee Future Benefits
The Bank may elect under IFRS 1to recognize any unamortized actuarial gains or losses in its IFRS opening retained earnings. The Bank will elect to use this exemption option. Unamortized actuarial losses under Canadian GAAP (measured as at July 31, 2010) for 2010 were approximately $1.2 billion pre-tax ($880 million after-tax), as indicated in Note 24 to the Bank’s 2010 annual Consolidated Financial Statements. This item will reduce Tier 1 capital. The unamortized actuarial loss that the Bank will recognize in its IFRS opening retained earnings may differ from this amount when the measurement completed as at November 1, 2010 is received and analyzed.

Business Combinations
The Bank may elect not to apply IFRS 3, Business Combinations (IFRS 3) to all business combinations that occurred before the date of transition to IFRS, or select a date prior to the date of transition and apply IFRS 3 to all business combinations occurring after that date. The Bank is considering the use of this exemption option and may select a date prior to the date of transition and apply IFRS 3 to all business combinations occurring after that date. Should the Bank apply this exemption option, there may be a difference in the purchase price as determined under IFRS versus that as previously determined under Canadian GAAP due to certain differences such as the measurement of share consideration and in the accounting for intangible assets, transaction costs and restructuring charges as further discussed below. These differences will result in a potential reduction to goodwill and shareholders’ equity. This reduction is solely related to accounting differences between IFRS and Canadian GAAP and is not expected to result in a material impact to net Tier 1 capital.

Designation of Financial Instruments
Under IAS 39, Financial Instruments: Recognition and Measurement, entities are permitted to make certain designations only upon initial recognition. IFRS 1 provides entities with an opportunity to make these designations on the date of transition to IFRS. Specifically, on transition, IFRS 1 permits the Bank to a) make an available-for-sale designation for financial assets and, b) designate any financial asset or financial liability as at fair value through profit or loss provided the asset or liability meets certain criteria specified under IFRS at that date. The Bank has determined that it will re-designate certain of its financial assets to available-for-sale or fair value through profit or loss on transition.

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AREA OF IFRS	SIGNIFICANT EXEMPTION OPTIONS AND DECISIONS
Currency Translation
The Bank may elect to reclassify all cumulative translation differences in accumulated other comprehensive income into retained earnings on transition. The Bank will elect to use this exemption option, however the amount to be reclassified will not be known with certainty until all adjustments for initial elections on adoption of IFRS and for differences between Canadian GAAP and IFRS are recorded in the IFRS opening retained earnings.

The Bank’s cumulative translation difference recorded in accumulated other comprehensive income as at October 31, 2010 under Canadian GAAP is approximately $2.9 billion, which would be a reclassification within shareholders’ equity that has no impact on the Bank’s Tier 1 capital.

c) Summary of Key Differences
Key differences identified between IFRS and Canadian GAAP includes (i) Derecognition of Financial Instruments (securitizations), (ii) Consolidations, and (iii) Employee Future Benefits. The Bank has prepared preliminary estimates of the impact of certain of the key differences identified between IFRS and Canadian GAAP. These estimates may change as further information becomes available and such changes may be significant. The key differences are summarized below:

ACCOUNTING POLICY AREA	KEY DIFFERENCES IN ACCOUNTING TREATMENT	POTENTIAL KEY IMPACTS
Derecognition of Financial Instruments (securitizations)
Canadian GAAP
Under Canadian GAAP, derecognition is based on whether the Bank surrenders control over transferred assets.

IFRS
Under IFRS, derecognition is primarily based on whether the Bank transfers substantially all the risks and rewards of ownership.

Analysis
The model used for derecognition of financial assets under IFRS differs significantly from Canadian GAAP. As a result, the Bank expects most transfers of financial assets that previously qualified for derecognition under Canadian GAAP to no longer qualify for derecognition under IFRS. Such assets will be reported on the Bank’s Consolidated Balance Sheet on transition to IFRS, resulting in an increase in total assets and total liabilities. For example, under IFRS, the Bank does not expect its transfers of mortgage loans through the Canada Mortgage Bond Programs to qualify for derecognition. With these transfers accounted for as financing transactions, the Bank will no longer realize securitization gains or losses on the transfer of mortgages. On transition, IFRS opening retained earnings will reflect the impact of accounting for prior years’ transfers as financing transactions, rather than sales. Should transferred financial assets remain on the Consolidated Balance Sheet under IFRS, the Bank’s risk management and asset and liability management strategies may be affected. The Bank continues to assess the impact of this IFRS difference as well as any impact this difference may have on the Bank’s regulatory capital.

In August, 2010, the IASB published an exposure draft proposing certain amendments to IFRS 1. The proposed amendments allow the Bank to prospectively apply the derecognition requirements in IAS 39, Financial Instruments: Recognition and Measurement upon its transition to IFRS. The comment period for the exposure draft closed in October, 2010. The Bank has analyzed the implications of the exposure draft and does not expect to apply this exemption and is therefore likely to apply the derecognition requirements in IAS 39 on a retrospective basis.

Expected impact to IFRS opening Consolidated Balance Sheet
The Bank estimates an increase to its opening IFRS Consolidated Balance Sheet of approximately $50 billion in total assets and liabilities. An adjustment to IFRS opening retained earnings is also expected as previously recognized gains or losses on certain securitization transactions that do not qualify for derecognition under IFRS would be reversed. The reversal of gains or losses will have an impact to Tier 1 capital.

Future changes in standard
The IASB is considering potential changes to IFRS in this area. Final guidance is not expected until early 2011. It is unlikely that adoption of these changes would be mandatory until after the Bank transitions to IFRS.

Consolidation
Canadian GAAP
Under Canadian GAAP, the consolidation of a Special Purpose Entity (SPE) is based on whether the Bank is exposed to a majority of a SPE’s expected losses or entitled to a majority of the SPE’s expected residual returns, or both. In addition, Canadian GAAP provides an exemption with respect to consolidation of SPEs structured as Qualified Special Purpose Entities (QSPEs) where certain conditions are met.

IFRS
Under IFRS, the consolidation of SPEs is based on whether the Bank has control over an SPE. In addition, under IFRS there is no concept of QSPEs.

Analysis
As a result, upon transition to IFRS, the Bank expects to consolidate certain SPEs that are currently not consolidated under Canadian GAAP. Consolidation of any previously unconsolidated entities results in potentially increased assets, liabilities, and non-controlling interest. Additionally, it could result in the reversal of previously recognized gains or losses in IFRS opening retained earnings on transactions undertaken with these entities. The Bank is in the process of assessing the regulatory capital impacts resulting from incremental consolidation of SPEs under IFRS. In addition, consolidation of previously unconsolidated entities may change asset and liability positions, which may in turn affect the Bank’s hedging strategies.

Expected impact to IFRS opening Consolidated Balance Sheet
Increases in non-controlling interests and changes to retained earnings may be recorded as a result of this difference.

Future changes in standard
The IASB is considering potential changes to IFRS in this area. One of the proposed changes is a new definition of control, which may further impact the number of entities the Bank would be required to consolidate in its Consolidated Financial Statements. Final guidance is not expected until late 2011. It is unlikely that adoption of these changes would be mandatory until after the Bank transitions to IFRS.

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ACCOUNTING POLICY AREA	KEY DIFFERENCES IN ACCOUNTING TREATMENT	POTENTIAL KEY IMPACTS
Employee Future Benefits
Canadian GAAP
Canadian GAAP does not differentiate between accounting for vested and unvested cost of plan amendments, amortizing both over the expected average remaining service life of active plan members. In addition, it permits two accounting policy choices regarding actuarial gains and losses. The Bank’s accounting policy is to amortize the excess, if any, of the net actuarial gain or loss over 10% of the greater of a projected benefit obligation and the fair value of plan assets over the expected average remaining service life of active plan members, as described in Note 24 of the Bank’s annual Consolidated Financial Statements.

IFRS
Under IFRS, the cost of plan amendments are recognized immediately if they relate to vested benefits; otherwise, they are recognized over the remaining vesting period. The Bank’s accounting method for actuarial gains and losses under Canadian GAAP is one of the accounting policy choices permitted under IFRS.

Analysis
As a result of the difference related to costs of plan amendments, upon transition to IFRS, the Bank will be required to recognize costs of plan amendments that are vested when those benefits are granted and recognize the expense for unvested benefits at a faster rate than under Canadian GAAP. The Bank expects that the policy for accounting for actuarial gains and losses will not change on transition to IFRS.

Expected impact to IFRS opening Consolidated Balance Sheet
In addition to the impact of the IFRS 1 exemption option as discussed above, the Bank also expects an impact related to its unamortized prior service costs as of November 1, 2010. This Canadian GAAP, IFRS difference is expected to result in a reduction to retained earnings with a corresponding adjustment to assets and liabilities.

Future changes in standard
The IASB is considering changes to the accounting for employee future benefits, which are not expected to be finalized until early 2011. It is likely that adoption of these changes would not be mandatory until after the Bank transitions to IFRS.

Business Combinations
Canadian GAAP
Measurement of share consideration
Shares issued as consideration are measured at the market share price over a reasonable period before and after the date the terms of the business combination are agreed to and announced.

Restructuring Costs
Costs of an acquirer’s plan to exit an activity or to involuntarily terminate or relocate employees are recognized as a liability in the purchase price allocation.

Acquisition-related costs
Direct related to the acquisition (i.e. finders fees, advisory, legal, etc.) are included in the purchase price allocation.

IFRS
Measurement of purchase price
Shares issued as consideration are measured at their market share price at the acquisition closing date.

Restructuring Costs
Costs are generally expensed as incurred and not included in the purchase price allocation.

Acquisition-related costs
Costs are expensed as incurred and not included in the purchase price allocation.

Analysis
IFRS 3, Business Combinations provides guidance on the recognition and measurement of business combinations that differ from the guidance under current Canadian GAAP. IFRS 3 provides greater emphasis on fair value measurement for items such as non-controlling interests and contingent consideration payments.
These differences will impact the purchase price allocation, including the amount of goodwill recorded by the Bank.
Expected impact to IFRS opening Consolidated Balance Sheet (including the impact of certain IFRS 1 exemption options; see estimated impact in First-time Adoption of IFRS above)

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d) Summary of Other Differences
Below are selected additional changes in accounting policies, which the Bank expects to have a lower impact on its Consolidated Financial Statements and which require limited process change.

ACCOUNTING POLICY AREA	OTHER DIFFERENCES IN ACCOUNTING TREATMENT
Provisions and Contingent Liabilities
IFRS requires a provision to be recognized when it is more likely than not that an outflow of resources will be required to settle the obligation, while a provision is recorded when it is probable that an outflow of resources will be required under Canadian GAAP. IFRS also requires a provision to be recognized when a contract becomes onerous, while Canadian GAAP only requires recognition of such a liability in certain situations. The Bank is continuing to review all potential obligations to determine if any additional provisions are required.

Share-based Payments
Under IFRS, the cost of share-based payments is recognized over the period that an employee provides the service to earn the award. This period is generally equal to the vesting period, and may include a period prior to the grant date. Under Canadian GAAP, the Bank does not recognize an expense before the grant date.

Impairment of Long-lived Assets
IFRS requires a one-step impairment test for identifying and measuring impairment, comparing an asset’s carrying value to the higher of its value in use and fair value less cost to sell. Under Canadian GAAP, an impairment analysis based on discounted cash flows is completed only if the asset’s undiscounted cash flows are below its carrying value.

Previously recognized impairment losses must be reversed when a change in circumstances indicates that the impairment has been reduced, other than for goodwill and indefinite-lived intangible assets. Reversals of impairment losses are not permitted under Canadian GAAP.

IFRS generally requires additional disclosures than under Canadian GAAP. As a result, the Bank expects to have additional disclosures, particularly with respect to related party transactions, insurance, provisions, financial instruments and income taxes; along with the IFRS transitional disclosures.  In addition, classification and presentation may be different for some balance sheet and income statement items. The Bank is currently analyzing the overall impact of the classification and presentation changes on its Consolidated Financial Statements.

e) Other Developments to IFRS
The IASB continues to make changes to IFRS to improve the overall quality of financial reporting. A number of the potential areas of change are mentioned above. In addition, the IASB has a number of other important ongoing standard setting projects. These projects will address such matters as accounting for income taxes, leases, provisions and contingent liabilities, and disclosures pertaining to various topics, among other items.
The IASB is also in the process of considering significant changes to accounting guidance on financial instruments, including hedge accounting and other financial instruments topics such as impairment of financial assets. It is likely that these changes will not be mandatory for the Bank until after transition. A new standard dealing with classification and measurement of financial assets has already been released by the IASB. However, this new standard will not be adopted by the Bank until their mandatory date of fiscal 2014.
The Bank is actively monitoring all of the IASB’s projects that are relevant to the Bank’s financial reporting and accounting policies and adjusting its IFRS project plan accordingly.
The differences identified in this transitional disclosure should not be regarded as an exhaustive list and other changes may result from the transition to IFRS. Furthermore, the disclosed impacts of the transition to IFRS reflect the most recent assumptions, estimates and expectations, including the assessment of the IFRS expected to be applicable at the time of transition. As a result of changes in circumstances, such as economic conditions or operations, and the inherent uncertainty from the use of assumptions, the actual impacts of the transition to IFRS may be different than those presented above.

U.S. GAAP
For the future accounting changes related to U.S. GAAP, please see the Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles contained in the Bank’s annual report on Form 40-F for fiscal 2010 filed with the U.S. SEC and available on the Bank’s website at http://www.td.com/investor/index.jsp and at the SEC’s website (http://www.sec.gov).

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ACCOUNTING STANDARDS AND POLICIES
Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES
An evaluation was performed under the supervision and with the participation of the Bank’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Bank’s disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators, as of October 31, 2010. Based on that evaluation, except as outlined in the “Limitation on Scope of Design” below, the Bank’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Bank’s disclosure controls and procedures were effective as of October 31, 2010.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Bank’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Bank. The Bank’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of the Bank’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the financial statements.
The Bank’s management has used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to assess, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Bank’s internal control over financial reporting. Based on this assessment, except as outlined in the “Limitation on Scope of Design” below, management has concluded that as at October 31, 2010, the Bank’s internal control over financial reporting was effective based on the applicable criteria. The effectiveness of the Bank’s internal control over financial reporting has been audited by the independent auditors, Ernst & Young LLP, a registered public accounting firm that has also audited the Consolidated Financial Statements of the Bank as of and for the year ended October 31, 2010. Their report, on page 2 of the Consolidated Financial Statements expresses an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting as of October 31, 2010.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the year and quarter ended October 31, 2010, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

LIMITATION ON SCOPE OF DESIGN
Management has limited the scope of the design of the Bank’s disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR) to exclude the controls, policies and procedures of The South Financial Group, Inc., the results of which are included in the 2010 Consolidated Financial Statements of the Bank since the acquisition date of September 30, 2010. The scope limitation is in accordance with Canadian and U.S. securities laws, which allow an issuer to limit its design of DC&P (in the case of Canadian securities laws) and ICFR to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the certificate relates. The South Financial Group, Inc. constituted 1.6% of the total consolidated assets and less than 1% of the total consolidated net income for the year ended October 31, 2010. Additional information relating to The South Financial Group, Inc. is provided in the “Significant Events in 2010” section.

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